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EXHIBIT 99.1

2014 Annual Report

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	4
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	25
Independent Auditor's Report to the Shareholders	26
Fairfax Consolidated Financial Statements	28
Notes to Consolidated Financial Statements	35
Management's Discussion and Analysis of Financial Condition and Results of Operations	114
Appendix – Fairfax Guiding Principles	208
Corporate Information	209

2014 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share	Closing share price(1)		Revenue	Net earnings	Total assets	Invest- ments	Net debt	Common share- holders' equity	Shares out- standing	Earnings per share
As at and for the years ended December 31(2)
1985	1.52	3.25	(3)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75		38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37		86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00		112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75		108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00		167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25		217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00		237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25		266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00		464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00		837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00		1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00		1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00		2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50		3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50		4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00		3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11		5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11		5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24		5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00		5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67		6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00		7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00		7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00		6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99		5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01		7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55		8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11		5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78		10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
Compound annual growth
	21.1%	19.8%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; per share amounts are in US dollars; Shares outstanding are in millions.

(2)
IFRS basis for 2010 to 2014; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)
When current management took over in September 1985.

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2014, Northbridge's net premiums written were Cdn$1,067.7 million. At year-end, the company had statutory equity of Cdn$1,407.4 million and there were 1,452 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. C&F's other specialty niche property and casualty business and its accident and health insurance business are carried on through its Fairmont Specialty division. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In July 2013, C&F acquired Hartville, which provides pet insurance through C&F's Fairmont Specialty division. In 2014, C&F's net premiums written were US$1,346.3 million. At year-end, the company had statutory surplus of US$1,231.4 million and there were 1,797 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2014, Zenith National's net premiums written were US$720.9 million. At year-end, the company had statutory surplus of US$564.5 million and there were 1,476 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2014, First Capital's net premiums written were SGD 206.4 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders' equity of SGD 538.9 million and there were 155 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2014, Falcon's net premiums written were HK$532.3 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders' equity of HK$509.7 million and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2014, Pacific Insurance's net premiums written were MYR 153.5 million (approximately MYR 3.3 = US$1). At year-end, the company had shareholders' equity of MYR 263.6 million and there were 235 employees.

Fairfax Indonesia, based in Indonesia, writes all classes of general insurance, specializing in automobile coverage in Indonesia. In 2014, Fairfax Indonesia's net premiums written were IDR 18.6 billion (approximately IDR 11,848.3 = US$1). At year-end, the company had shareholders' equity of IDR 312.7 billion and there were 40 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2014, Fairfax Brasil's net premiums written were BRL130.7 million (approximately BRL 2.3 = US$1). At year-end, the company had shareholders' equity of BRL 53.5 million and there were 81 employees.

Pethealth, based in Toronto with 290 employees, provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom. In 2014, Pethealth produced gross premiums written of Cdn$72 million.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2014, OdysseyRe's net premiums written were US$2,393.8 million. At year-end, the company had shareholders' equity of US$4,012.6 million and there were 924 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2014, Advent's net premiums written were US$153.6 million. At year-end, the company had shareholders' equity of US$174.5 million and there were 102 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance in the Central and Eastern European regions. In 2014, Polish Re's net premiums written were PLN 129.7 million (approximately PLN 3.1 = US$1). At year-end, the company had shareholders' equity of PLN 284.6 million and there were 44 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2014, Group Re's net premiums written were US$163.4 million. At year-end, the Group Re companies had combined shareholders' equity of US$540.1 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$2,064.7 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 265 employees in the U.S., located primarily in Manchester, New Hampshire, and 118 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 98%-owned First Capital and 80%-owned Fairfax Indonesia).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 30.0% interest in Thai Re Public Company Limited, a 27.3% interest in Singapore Re, and a 40.5% interest in Falcon (Thailand) (a Thai property and casualty insurance company), as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

Our results in 2014 were the best in our 29-year history, with record underwriting profit of $552 million(1) and record net earnings of $1.6 billion. Our combined ratio of 90.8% was the lowest in our history, with all our major insurance companies having combined ratios less than 100%. Book value per share increased 19.5% (adjusted for the $10 per share dividend paid) to $395 per share and our stock price increased 44% to Cdn$609. We had a good year – and it was about time! Since we began in 1985, our book value per share has compounded at 21.1% annually while our common stock price has compounded at 19.8% annually.

(1)  Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

Here's how our insurance companies performed in 2014:

	Combined Ratio	Underwriting Profit
Northbridge	95.5%	43
Crum & Forster	99.8%	2
Zenith	87.5%	90
OdysseyRe	84.7%	360
Fairfax Asia	86.7%	36
Other Insurance and Reinsurance	94.7%	21

Consolidated	90.8%	552

As you can see in the table, all our major insurance operations had a combined ratio less than 100%, with OdysseyRe contributing 65% of our record underwriting profit and Zenith 16%. OdysseyRe had another outstanding year under Brian Young's leadership while Zenith, under Jack Miller's leadership, had the best year since we bought it in 2010. Fairfax Asia, under Mr. Athappan's leadership, continued its outstanding performance while Northbridge, under Silvy Wright, and Crum & Forster, under Doug Libby, performed very well.

2014 was a year in which a number of management successions took place in our insurance subsidiaries, all in the Fairfax style – smoothly, with an internal successor. Doug Libby, after 15 years of outstanding performance at Seneca and Crum & Forster, decided to retire. Doug celebrated 25 years with Seneca in 2014 – and what a wonderful record he has had there. He took a virtually bankrupt company in 1989, made it profitable in three years and then had an average combined ratio of 88.3% for the next 22 years, with average annual reserve redundancies of 6.8% per year. Since we purchased Seneca in 2000, it has had an average combined ratio of 87.0%, generated cumulative underwriting profits of $230 million and increased its net premiums written from $41 million to $242 million. Including investment income, Seneca has earned cumulative after-tax profits of $308 million, versus our purchase price of $65 million. Doug moved Crum & Forster, which he took over in 2008, to a specialty line focus to better serve its clients. Specialty lines now account for over 80% of Crum & Forster's business, versus 5% when we purchased it, and Doug was able to achieve a combined ratio below 100% in 2014. With much gratitude, we wish Doug, Miani and family a happy retirement.

Doug passed the baton to Marc Adee, who has been with us since 2000 when he joined TIG Insurance in Dallas as Chief Actuary. Marc then ran Fairmont (the good insurance business segments from our TIG and Ranger acquisitions) from 2004 with an average combined ratio of 93.0% over the past 11 years while increasing its gross premiums written by over 300% from $206 million to $636 million. Recently, Marc took over the running of First Mercury. We are excited about Crum & Forster's prospects under Marc's leadership.

Late in 2014, Jack Miller decided to pass the role of CEO at Zenith to Kari Van Gundy while retaining the role of Chairman. Jack has done an outstanding job over the past 17 years at Zenith, being Stanley Zax's right hand man for the first 14 years and then taking over as CEO in 2012 when Stanley retired. Jack has been instrumental in building Zenith's team culture and providing outstanding customer service to its clients and brokers. It is fitting that Jack decided to step down as CEO after the year that Zenith generated the lowest combined ratio (87.5%), with excellent reserving, since we acquired it in 2010. Given Jack's long experience at Zenith, he will help Andy Barnard and all of our Presidents enhance the focus on customer service excellence at Fairfax.

Kari has been with Zenith for 23 years, first as Chief Financial Officer of a subsidiary, then as Chief Financial Officer of Zenith and later as Chief Operating Officer of Zenith. Over the years, Kari has been intimately involved in the development of the company's culture and track record of underwriting profitability. Going forward, she will be assisted by Davidson Pattiz who will be Zenith's Chief Operating Officer. Davidson has run the Claims Department at Zenith for nine years. We are excited about Zenith's prospects under Kari's and Davidson's leadership.

Finally, at Fairfax Brasil, as planned, Jacques Bergman passed the role of CEO to Bruno Camargo while retaining the role of Chairman. Jacques and Bruno were the key reasons we began our Brazilian operations from scratch in São Paulo. We have attained critical mass in Brazil with $158 million in gross premiums written and approximately 80 employees but have not attained underwriting profitability yet. Together with Jean Cloutier at Fairfax, Jacques will help us develop our operations in Latin America while Bruno will take the company forward. Jacques and Bruno have worked together for the past 17 years, the last five within Fairfax. We continue to be excited about our prospects in Brazil under Bruno's leadership.

Andy Barnard continues to do an outstanding job overseeing all our insurance operations as the President of Fairfax Insurance Group. It has been approximately four years since he moved from being the CEO of OdysseyRe to being responsible for our insurance and reinsurance operations – first only in the U.S., and now worldwide. The results are obvious for everyone to see! Even apart from benefitting from reduced catastrophes, our underwriting results have been outstanding – and should continue to be so! Andy has helped mold our team-oriented Fairfax culture, foster strict underwriting discipline with good reserving and develop our talent across all our companies, including encouraging executive transfers within the group. One of the key reasons for our success over the years is our decentralized structure where each President is responsible for the success of his or her operations. There is no better way to empower people. Andy has developed this structure further by developing profit centres in each of our companies. We now have over 100 profit centres in our worldwide operations. The leaders of our profit centres, in effect, are presidents of their own operations and are responsible for providing outstanding customer service, looking after their employees and providing an underwriting profit with good reserving. This is a very important, empowering structure for our company, and we are excited about its possibilities. The Executive Leadership Council (ELC), under Andy, consists of the heads of our major company groupings, plus Paul Rivett, Peter Clarke and Jean Cloutier of Fairfax. The ELC facilitates the coordination of our diversified insurance and reinsurance operations. Our working groups – all our claims officers, all our chief actuaries, etc. – continue to explore best practices and take advantage of our companies' individual expertise. The Talent and Culture Development working group is deepening the practice of our "fair and friendly" culture, with a special focus on outstanding customer service. Our special culture – nurtured and preserved over our 29 years and expressed in our Guiding Principles, which again are reproduced as an Appendix to this Annual Report – will be the major reason for our long term success.

Our Fairfax Leadership Workshop, which brings together about 25 of our most promising managers from across the globe for a week of training and networking in Toronto, is working exceptionally well. After this year's workshop, there will be approximately 100 of our managers from across the world who will have participated in this program. In a decentralized operation, this is a great way to spread our culture and knowledge of our operations and to connect key leaders across our companies. As I have said before, the future of Fairfax is in terrific hands.

During 2014, we continued to expand our insurance operations worldwide. At Fairfax Asia, under Mr. Athappan, we did several transactions. We became partners with the Bintoro family in Indonesia, acquiring an 80% interest in PT Batavia Mitratama Insurance, run by Arun Nanwani. We agreed to purchase MCIS Insurance Berhad in Malaysia which, combined with Pacific Berhad, will have approximately $84 million of net premiums written in that country. Gobi Athappan will run our Malaysian operations, while Falcon Hong Kong will be run by Cody Hui. In Sri Lanka, we became partners with the John Keells Group, one of the most reputable companies in that country, by agreeing to purchase from them 78% of Union Insurance PLC. We welcome all the employees of these companies to the Fairfax family. While these companies are small, I should remind you that when we acquired First Capital in 2002, it had $10 million (SGD$20 million) in gross premiums written and $32 million (SGD$50 million) in capital – 13 years later, Mr. Athappan has grown it to be the largest insurance company in Singapore, with $420 million in gross premiums written, $400 million in capital – with no new capital injected – and an average combined ratio of 73.3%.

Last year we discussed our Hartville acquisition which brought us into the pet insurance business in the U.S. In 2014, we acquired Pethealth, based in Toronto, which has been in the pet insurance and ancillary businesses since 1998. In the past 17 years, Pethealth has grown to become the dominant provider of software and services, pet microchips and, most importantly, insurance to pets adopted from animal shelters in the United States, Canada and the United Kingdom. With 165,000 insured pets in North America (230,000 globally), the company is one of the top pet insurers in North America. Pethealth's adoption software is the leader in the animal shelter market in the United States and it is installed exclusively in over 2,000 animal shelters (these shelters represent more than 50% of all new cat and dog adoptions in North America). Pethealth is the number one distributor of pet microchips in the world. Microchip sales through the company's animal shelter network have grown rapidly over the last five years and are now at 1.5 million annually (in total, the company's microchips are embedded in approximately 9 million pets in North America – this highly accurate database is owned exclusively by Pethealth). The company's proprietary database (from shelter adoption and microchip management software) contains industry data on over 20 million animals, and the company is leveraging its distribution channels to generate increased revenue through the sale of additional products, including pet pharmaceuticals and pet food, in order to help adopters better look after their pets.

We were very pleased that Sean Smith joined us to lead Pethealth. Pethealth has had an average combined ratio of 94.7% in the last five years, with revenue of Cdn$52 million and gross premiums written of Cdn$72 million in 2014. Including underwriting profit and investment income from the insurance operations, our purchase price of Cdn$100 million for Pethealth was approximately 10 times free cash flow. With Hartville and Pethealth, each run separately, Fairfax has become one of the largest pet insurers in North America.

Late in the year, we agreed to acquire the insurance operations of QBE in Hungary, the Czech Republic and Slovakia. These operations are well established in their respective countries with average combined ratios in the last ten years of 97.7%. In total, these operations had net premiums written of $44 million in 2014. We like the long term potential for the underpenetrated insurance markets in Eastern Europe and consider this an excellent platform to build on. We were excited to have Peter Csakvari join us after a 17-year stint at AIG, mainly in the markets of Eastern Europe. We bought these operations, which now become Fairfax Eastern Europe, for €9.75 million (the purchase includes an office building in Budapest). In 2014, these operations earned €5 million pre-tax. Early in 2015, we agreed to acquire QBE's Ukrainian operations, which will be a part of Fairfax Eastern Europe, for about €5 million. Working with our head office, Bijan Khosrowshahi was key in these Eastern European acquisitions. As a result of these acquisitions, we welcome some 200 people to the Fairfax family.

On February 16, 2015, we agreed to make an offer to buy 100% of Brit PLC (listed on the London Stock Exchange) for a total price of 305 pence per share, consisting of 280 pence in cash to be paid by us and Brit's announced 2014 final and special dividend payments of 25 pence. This total price values Brit at £1.22 billion, representing at December 31, 2014 a price to net tangible assets multiple of 1.58 times, and is approximately nine times Brit's 2014 earnings. The two private equity owners of Brit, Apollo and CVC, and the directors of Brit, who own 74% of the shares outstanding, have irrevocably committed to accept our offer, which we expect to close by the third quarter of 2015.

Brit's position as a market-leading global specialty insurer and reinsurer, its major presence in Lloyd's and its disciplined approach to underwriting make it an attractive choice to join Fairfax's expanding worldwide specialty operations. It is one of the largest syndicates at Lloyd's and one of the leading Lloyd's market operations, and it benefits from the strong financial strength ratings assigned to Lloyd's. Brit's growing U.S. and international reach are highly complementary to Fairfax's existing worldwide operations, and the acquisition further diversifies Fairfax's group risk portfolio. In addition, Brit will be able to leverage Fairfax's expertise in the U.S. and international insurance and reinsurance markets, thus enhancing Brit's global product offering and providing it with expanded underwriting opportunities and support.

Brit writes a diverse mix of specialty insurance and reinsurance business with a focus on direct insurance, where its experienced underwriting teams provide specialist, complex products and support to clients globally. In 2014, direct insurance accounted for 81% of Brit's gross premiums written, with the remainder composed of an attractive book of property and casualty reinsurance. Brit's business is also diversified geographically, and since 2009 Brit has expanded its distribution reach internationally with the development of a local service company footprint which has generated efficient and profitable growth across the Americas, Bermuda and Asia.

Brit is led by Mark Cloutier, Chief Executive Officer, and Matthew Wilson, Deputy CEO and Chief Underwriting Officer, and the company will continue to be run independently under Mark's leadership post-acquisition. In 2014, Brit had net premiums written of £1.0 billion (US$1.7 billion) and earnings of £139 million (US$229 million). The company's investment portfolio is approximately £2.6 billion (US$4 billion). Brit's average combined ratio for the last ten years has been 94% (with reserve redundancies averaging 6% each year).

This acquisition will fit well within Fairfax as it will significantly raise our profile within the attractive Lloyd's marketplace. As well, Brit is a leader in areas where other companies in the Fairfax group have more limited activity.

Both Advent and Newline will continue to be run independently of Brit. With Brit as part of our organization, the Fairfax group will have a significant top five position in the Lloyd's market and will continue to write business with the Lloyd's A+ rating.

We have known Mark Cloutier for decades and have established a relationship of mutual trust on the deals we have done with him, most recently our acquisition of Brit's runoff business in October 2012.

We quickly raised $1.1 billion of the $1.7 billion (after the 25 pence per share dividend) purchase cost of Brit through bought deals with Bank of Montreal, Royal Bank of Canada and Bank of Nova Scotia for 1.15 million subordinate voting shares of Fairfax (including the green shoe), Cdn$230 million of preferred shares (including the green shoe) with a dividend rate of 4.75% per annum, and Cdn$350 million of 10-year bonds with a coupon of 4.95% per annum. With respect to the 1.15 million shares we issued, Brit's 2014 gross premiums written constitute $1,866 per Fairfax share (versus $349 per existing Fairfax share currently) and Brit's investment portfolio at the end of 2014 constitutes investments of $3,510 per Fairfax share (versus $1,237 per existing Fairfax share currently).

We are very excited about the purchase of Brit PLC because of its exceptional underwriting record, and we look forward to welcoming Mark Cloutier and the 465 Brit employees to the Fairfax family.

In May 2014, India's political climate changed dramatically for the better with the election of Prime Minister Narendra Modi with a resounding majority. For the first time in 67 years, India has an unabashedly business friendly government. The ineffectiveness of India's previous governments is seen by the fact that Canada's economy at approximately $2 trillion with 35 million people is about the same size as India's economy with 1.2 billion people. Mr. Modi has had great success in Gujarat, a state with 65 million people which he governed as Chief Minister for 13 years (elected three times). Gujarat had real economic growth of over 10% per year during this period while bringing water and electricity and providing child education to virtually every household. We think Mr. Modi can transform India, particularly if he gets re-elected for two more terms, as we think he will. He has an excellent track record, is incorruptible and is business friendly. We expect Mr. Modi to be the Lee Kuan Yew of India!

Mr. Modi's election led us to rethink the investment opportunities in India and our ability to fund them. While we have $26 billion in investments at Fairfax, regulatory constraints limit our ability to invest significant amounts in India. Given our excellent long term track record investing in India, our very significant on the ground resources with Harsha Raghavan at Fairbridge, Madhavan Menon at Thomas Cook India, Ajit Isaac at Quess (the new name for IKYA), Ramesh Ramanathan at Sterling Resorts and also S. Gopalakrishnan, the long serving head of investments at ICICI Lombard, we felt it was appropriate to create a new public company, Fairfax India, to invest in India. In early 2015, Fairfax India went public, raising $1.1 billion and listing on the Toronto Stock Exchange. Fairfax provided $300 million of that capital by purchasing multiple voting shares, giving it 28% of the equity and 95% of the votes. A number of institutional investors, almost all existing long term Fairfax shareholders, invested approximately 90% of the remaining $800 million raised. We are very excited about the long term prospects for Fairfax India under the leadership of Chandran Ratnaswami as CEO and John Varnell as CFO.

Besides benefitting as a shareholder from its $300 million investment, Fairfax will receive fees from Fairfax India. As we wanted the fees to be very fair for the long term investors in Fairfax India, we structured them after negotiations with Fidelity, the largest cornerstone investor. The fees are as follows: (i) an administration and advisory fee of 1/2% of undeployed capital and 1 1/2% of capital invested in India. Fairfax will bear the full compensation costs of Fairfax India's senior employees; and (ii) a performance fee, calculated over three-year periods, equal to 20% of any return, calculated from inception, above a 5% annual hurdle, payable in shares of Fairfax India (if the shares are trading at more than two times their net asset value, Fairfax has the option of taking the fee in cash).

Last year we said that Thomas Cook India would be our vehicle for further expansion in India. For the reasons mentioned above, we have now added Fairfax India as an investment vehicle in India. Thomas Cook India's resources may constrain the size of deals it can do, although we expect that deals in its area of expertise will continue to be done in that company. In determining the appropriate vehicle for any investment, we will consider all of the relevant circumstances and we will be fair, as always, in order not to disadvantage one of these vehicles.

Also last year, I mentioned how excited I was about our investment in Thomas Cook India, and through it in IKYA Human Resources (now rechristened as Quess Human Resources) and Sterling Resorts. These wonderful businesses continued to make significant progress in 2014. The table below shows the results of the companies comprised in Thomas Cook India since we acquired them:

	2012		2013(1)		2014(1)
	Revenue	Net Earnings	Revenue	Net Earnings	Revenue	Net Earnings
Thomas Cook India	31.8	2.7	76.9	7.7	84.3	8.3
IKYA	–	–	147.5	3.2	303.8	9.8
Sterling Resorts	–	–	–	–	10.9	0.8

Total	31.8	2.7	224.4	10.9	399.0	18.9

(1)
Excludes purchase price adjustments and acquisition costs

Thomas Cook India invested heavily in online distribution, resulting in a 350% increase in inbound calls, and on the innovation front, it launched "Holiday Savings Accounts", a first of a kind product under which interest-bearing bank accounts are opened in customers' names, enabling them to make monthly payments towards a holiday. These accounts are aimed at accessing a new category of traveler with lower disposable income, who would not normally approach Thomas Cook India as a customer. The unique selling proposition is that the customer pays for a future holiday at today's price, protecting the cost of the holiday from inflation. In another area, the foreign exchange business grew at an outstanding pace, 85% in wholesale, 17% in retail and 222% in online sales. Madhavan Menon continues to provide outstanding leadership at Thomas Cook India.

IKYA Human Resources was renamed Quess Human Resources, and under Ajit Isaac's dynamic leadership, it experienced a year of exceptional growth. In U.S. dollar terms, compared to full year 2013, revenues grew 41%, EBITDA 131% and net earnings 363%! These numbers were driven by associate headcount growth of 28%, from 67,000 in 2013 to 86,000, in 2014. The growth was achieved both organically and by exceptionally low-priced acquisitions in India and North America: Quess acquired Hofincons, a market leader in industrial asset management in India; Brainhunter, a Toronto-based IT staffing firm; and Fairfax's own MFX IT services. Quess is well positioned for continued dramatic growth in the years to come.

Under Ramesh Ramanathan's exceptional leadership, Sterling Resorts increased the number of its resorts from 15 to 21 and its rooms in operation from 1,500 to 1,634, and continued the rejuvenation of its existing properties with the refurbishment of 119 rooms (a further 551 rooms are scheduled to be refurbished in 2015). Vacation Ownership membership grew by 55%, from 3,232 in 2013 to 4,992 in 2014, and occupancy increased from 47% in 2013 to 54% in 2014.

The great expectations we had for our Indian businesses only continue to grow, particularly with all the positive changes we expect to see from the government of Prime Minister Modi.

Since Bill Gregson took over running CARA last year, he and Ken Grondin have done a superb job, almost doubling CARA's EBITDA from Cdn$47.9 million in 2013 to Cdn$83.6 million in 2014, an amazing achievement in just their first year. Given the opportunities in the restaurant business in Canada, Bill has decided to take CARA public in early 2015 so that it will be almost debt free. Neither Fairfax nor the Phelan family will sell any shares in that offering. John Rothschild, one of the founders of Prime Restaurants (now part of CARA), decided to retire after 22 years with the company. He, Nick Perpick and Grant Cobb got us into the restaurant business through Prime. John continues to be a director and a shareholder of CARA.

Our partners, David and Patti Russell and Brian McGrath, at Sporting Life had a fantastic year in 2014, with sales growing 24.5% to Cdn$119.4 million, the best in the company's history! The great Canadian winter definitely filled the sails of the business but so did organic growth, with our partners taking the major step of successfully opening two new stores last year. The entire team at Sporting Life should be commended for this great success – and keeping Canadians warm!

At Keg Restaurants in 2014, same store sales were up 5.8% and system sales were a record-breaking Cdn$536.1 million. U.S. sales picked up 6.4% and the company opened two new restaurants, with another flagship location in Toronto at the King Fashion House. Restaurant earnings, however, were flat as the company faced headwinds from higher beef costs. Our partner, David Aisenstat, and his veteran team, Jamie Henderson, Doug Smith and Neil Maclean, continue to build on the "Kegger" commitment to be the best and most consistent high-end dining experience in the country. The brand has never been better and we owe their success to Keggers everywhere.

The tableware and kitchenware spaces continue to be extremely competitive and challenged by the lower Canadian dollar. Mark Halpern and his team at Kitchen Stuff Plus have worked tremendously hard to grow the business, opening one new store and increasing revenue 9.1% to Cdn$43.1 million. Despite the challenges to margins, operations continued to be profitable and the company remains on its growth trajectory in the greater Toronto area. William Ashley also faced these competitive headwinds in addition to moving the location of its iconic holiday sale. After 38 years in one location, with much fanfare the entire holiday sale was moved to a new permanent location north of Toronto and the company's loyal customers followed with an increase in sales at the new location of 4.3% to Cdn$8.5 million. Jackie Chiesa and Carole Sovran and the entire team at William Ashley should be applauded for their tremendous effort during this transition year.

A summary of our 2014 net realized and unrealized gains (losses) is shown in the table below:

	Realized Gains	Unrealized Gains (Losses)	Net Gains (Losses)
Equity and equity-related investments	596.9	(55.0)	541.9
Equity hedges	13.0	(207.5)	(194.5)

Net equity	609.9	(262.5)	347.4
Bonds	103.0	1,134.2	1,237.2
CPI-linked derivatives	–	17.7	17.7
Other	77.7	56.2	133.9

Total	790.6	945.6	1,736.2

The table above shows the realized gains for the year and separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report.

In 2014, we realized $790.6 million in gains, predominantly from common stocks. After unrealized losses of $262.5 million, mainly from our hedges, we had net gains of $347.4 million from common stocks. With interest rates declining in 2014, we had an unrealized gain of $1.1 billion in our bond portfolio, reversing the loss in 2013 when interest rates went up.

In 2014, we had a total investment return of 8.4% (versus an annual average of 3.6% over the past five years and 8.9% over our 29-year history). If we had not hedged, our total investment return in 2014 would have been 9.8%. While our returns in 2014 were very good, we have some way to go to make up for the below average annual return of 3.6% over the past five years.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11.7 billion. As we said last year, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as we have made clear many times, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2014.

	Earnings per Share	Book Value per Share
December 31, 2013		$339
First quarter	$35.72	369
Second quarter	16.15	387
Third quarter	20.68	404
Fourth quarter	0.49	395

Regarding our investment in BlackBerry, it is now a little more than a year since John Chen became Executive Chairman and CEO. Although the company had just lost $1 billion when he joined, he immediately set an objective of cash flow breakeven for fiscal 2015 (ending February), and he achieved that objective by the third quarter. Cash in the holding company exceeds $3 billion as he monetized real estate assets and tax loss carry forwards. He has flawlessly introduced two magnificent new products, the Passport, which I use, and the BlackBerry Classic, but he has said the future of BlackBerry would be in the Internet of Things. The Internet of Things is a system that connects data generators (devices that could monitor useful information) with people who want to track the data (data consumers). BlackBerry's QNX subsidiary, which dominates automobile infotainment systems, plans to play a major role in the development of the Internet of Things.

Having achieved cash flow breakeven, John is now focused on building the revenue and profits of BlackBerry organically and through acquisitions and we have no doubt he will be successful. His outstanding 15-year record at Sybase precedes him.

I have learned that the tech world is very difficult to predict and things change very quickly. Yesterday's hit can be today's dog, but with the right leadership, things can also change very quickly for the positive. We continue to be excited to be long term shareholders of BlackBerry and have no intention of supporting a takeover of BlackBerry.

I am always amazed at the speculation that can take place in the stock market, as shown in the table below, and how long it can last:

	Market Cap.	P/E Ratio	Price to Sales
	($ billions)
Social Media
Twitter	31	(loss)	21x
Netflix	29	111x	5x
Facebook	223	73x	17x
LinkedIn	33	89x	15x
Yelp	3	358x	9x
Yandex	9	19x	6x
Tencent Holdings	164	46x	14x
Other Tech/Web
Groupon	6	(loss)	2x
Service Now	12	(loss)	17x
Salesforce.com	40	(loss)	8x
Netsuite	8	(loss)	14x

The continuing speculation reflected in the stock prices of public high tech companies has moved to private high tech companies, as shown in the table below:

	Latest Valuation	Total Equity Funding	Valuation/Funding
	($ billions)	($ billions)
Xiaomi	46.0	1.4	32.9
Uber	41.2	2.8	14.7
Palantir	15.0	1.0	15.0
SpaceX	12.0	1.1	10.9
Airbnb	10.0	0.8	12.5
Dropbox	10.0	0.6	16.5
Snapchat	10.0	0.6	16.3
Theranos	9.0	0.4	22.5
Square	6.0	0.5	12.1
Stripe	3.5	0.2	18.4

The Wall Street Journal says that worldwide there are 73 companies that are valued at more than $1 billion by venture capital investors, versus half that number prior to the dot.com crash. The third column of the table above shows the ratio of the latest valuation of each company to its total cumulative equity funding raised from inception. So Uber has a valuation of $41.2 billion as compared to the cumulative equity capital raised of $2.8 billion – i.e., the valuation is a hefty 14.7 times all of the money that was raised by the company.

We're confident that most of this will end as other speculations have – very badly!

Richie Boucher, at the Bank of Ireland, had an outstanding year in 2014 as the Bank earned €921 million with all trading divisions profitable – an improvement of €1.5 billion over 2013. The Bank of Ireland made €10 billion of new loans – an increase of over 50% from 2013 – and was the largest lender to the Irish economy during 2014. The Bank passed the ECB stress test with substantial capital buffers. Impairment charges were reduced by €1.2 billion reflecting improvements in asset quality and Irish mortgage writebacks of €280 million. House prices and commercial real estate prices have begun trending up. Ireland had the highest growth in the Eurozone in 2014 at 5.0% and recently Irish 10-year bond rates hit 0.9% – a far cry from the 14.1% in 2011 when we invested in the Bank of Ireland. We are very grateful to Richie and his team at the Bank of Ireland.

We began our Greece odyssey in 2012 when our Wade Burton made his first trip to Athens. In Greece, if a financial institution had bought the bonds with the highest credit rating in the country, Greek government bonds, it went bankrupt as the government gave investors a 50% haircut. Every Greek bank, trying to play it safe by buying Greek government bonds, went bust. Greek government bond rates went to very high levels in 2012 and market values were pummelled. In this environment and shortly thereafter, with the election of a pro-business government, we took major positions in some of the leading Greek companies. We purchased the following:

  1.
  Europroperties, now called Grivalia

    We own 40.6% of the total shares outstanding of the country's world class REIT, Grivalia. Grivalia owns some of the finest commercial buildings in Athens, fully leased to AAA tenants, and is run by an outstanding CEO, George Chryssikos. With rental rates down 50% and property values down commensurately, at our cost, Grivalia is yielding 7.5%, and the price we paid was 37% below replacement cost. We own 41 million shares at €5.37 per share versus a market price of €8.59 per share currently. George took Grivalia into the crash in Greece totally liquid (net cash, in fact) and waited patiently before buying commercial and retail buildings at a fraction of what they sold for a few years ago. He continues to be active and is very well financed.

  2.
  Praktiker Greece

    Through an introduction by George Chryssikos, and led by Wade Burton, we purchased the leading "Do-it-Yourself" retailer in Greece. The company is run extremely well by Ioannis Selalmalzidis. In spite of sales dropping by 45%, Praktiker, under Ioannis and his team, continues to make money. We purchased the company for €21 million and have received 31% of our purchase price back in cash distributions, and the company still owns real estate with a current value in excess of our purchase price.

  3.
  Mytilineos

    Evangelos Mytilineos and his brother Yannis have done an outstanding job creating shareholder value over the past ten years in aluminum, power generation and construction. We purchased 7 million shares or 5.9% of the company for €4.80 per share, which was about 65% of book value and about eight times earnings. The market price of these shares is currently €6.20 per share.

  4.
  Eurobank

    Finally, in April 2014, we led a group of investors, including Wilbur Ross of WL Ross & Co. LLC, Capital Group, Fidelity Investments and Mackenzie Cundill Value Fund, in a €1.33 billion purchase of shares of Eurobank, enabling Eurobank to sell in total €2.9 billion in shares, thus reducing the government's stake in it to 35%, the lowest among Greece's four major banks. Fairfax's investment was €400 million – all at 31 euro cents per share versus a book value of 37 euro cents per share. These shares currently trade at 13 euro cents per share.

    Greece's banking system has contracted from some 20 banks to only four similar size ones – of which Eurobank has always had and still has the most private ownership. After helping Eurobank successfully raise €2.9 billion, purchase two banks and successfully pass the ECB stress test, Christos Megalou moved to Toronto to work with us while Fokion Karavias took over as CEO and Nikos Karamouzis as Executive Chairman. We continue to be excited to be shareholders of the bank.

While Greece has significant government debt, its private sector is relatively unleveraged. Prior to the recent elections, Greece was expected to have one of the best growth rates in Europe – of course, after suffering a very major economic decline. We have met with the new government and they have assured us that they like private investment and will be supportive of the bank. Only time will tell!

Wade Burton represents us on the Boards of Grivalia, Mytilineos and, with Brad Martin, Eurobank.

While our total Greek investments are below cost today, we expect them to do well over the long term.

We have invested $629 million in real estate investments with Kennedy Wilson over the last five years. Through refinancings, sale of some loan portfolios and gains on hedging contracts on Japanese yen, we have received distributions of $465 million. Our total net cash investment in real estate investments with Kennedy Wilson is therefore now $164 million, and that investment is probably worth about $350 million. We have yet to sell though, while our cash flow return of 11.2% is very acceptable. Also, we continue to own 10.7% of Kennedy Wilson (11.5 million shares): our cost was $11.90 per share, and the shares are currently trading at $26.19.

We acquired 70% of Ridley at Cdn$8.50 per share in November 2008 when its parent company wanted to divest it. Since our purchase, Ridley has paid Cdn$5.50 per share in dividends and the stock currently sells at about Cdn$33 per share. It had record free cash flow in 2014 and is almost debt free. Brad Martin, as Chairman, and Chandran Ratnaswami are directors of Ridley, where Steve VanRoekel, as CEO, has done a magnificent job since we made our investment.

Arbor Memorial was taken private in November 2012 by the Scanlan family in a transaction which we helped finance by investing Cdn$55.5 million in preferred shares and Cdn$49.6 million in common equity. Last year, Arbor redeemed the preferred shares, and the common shares are currently valued at about 1.8 times our cost. Brian Snowden, the CEO of Arbor Memorial, continues to do an excellent job.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	-10	+18
2014	+16	+44
1985-2014 (compound annual growth)	+21.1	+19.8

We show you this table often to emphasize that in the short term, there is no correlation between growth in book value and increase in stock price. You will note periods when our book value grew substantially faster than our stock price and vice versa. More recently, we think the intrinsic value of our company has grown much more than its underlying book value. In 2014, our book value increased by 16%, while our stock price increased 44%, some of it due to the declining Canadian dollar. However, it is only in the long term that book values and stock prices compound at similar rates. Please note that in the above table our book value changes are based on book values in U.S. dollars while our stock price changes are based on stock prices in Canadian dollars.

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2014 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio			Change in Net Premiums Written
	2014	2013	2012	2014
Northbridge	95.5%	98.2%	106.2%	(6.2)%	(1)
Crum & Forster	99.8%	101.9%	109.3%	9.2%
Zenith	87.5%	97.1%	115.6%	2.9%
OdysseyRe	84.7%	84.0%	88.5%	0.7%
Fairfax Asia	86.7%	87.5%	87.0%	8.8%
Other Insurance and Reinsurance	94.7%	96.6%	104.3%	1.7%

Consolidated	90.8%	92.7%	99.9%	1.9%

(1)
An increase of 0.5% in Canadian dollars

Northbridge posted a combined ratio of 95.5% while continuing to benefit from favourable reserve development. Northbridge's gross premiums written (in Canadian dollars) were up 3.4% in the year and over 5% excluding a non-performing program that was cancelled during the year. Northbridge is seeing firming rates and continues to achieve low single digit price increases. Silvy Wright and her team are focused on sustained underwriting profitability with continued strong reserving.

Crum & Forster's combined ratio continued to improve in 2014, down 2.1% to 99.8%. Crum & Forster is benefitting from profitable growth in its specialty lines of business, with gross premiums written up 8.8%. Doug Libby and now Marc Adee continue to focus on specialty business.

Zenith, under the guidance of Jack Miller, produced an underwriting profit for the second straight year, with a combined ratio of 87.5% benefitting from improved accident year results and favourable prior year development. In 2014, Zenith had $721 million of net premiums written, up from $524 million in 2011. Zenith's growth in premium has been primarily the result of year-over-year rate increases and does not reflect any significant growth in exposure.

Northbridge, Crum & Forster and Zenith all have demonstrated strong underwriting discipline over the last number of years and this discipline can be observed in their results. At each company, the combined ratio is below 100% and has improved year-over-year.

Led by Brian Young, OdysseyRe achieved an outstanding combined ratio of 84.7%, the second best underwriting result in its history (only 2013 was better at 84.0%). OdysseyRe continues to maintain its disciplined underwriting in a difficult reinsurance market and continues to leverage its strong brand based on its capabilities to write insurance and reinsurance business globally. Once again, favourable loss development from prior years and minimal catastrophe activity contributed to the excellent result.

Fairfax Asia, under the leadership of Mr. Athappan, continued to produce outstanding results, with a combined ratio of 86.7% and net premiums written up 8.8%. Fairfax Asia continues to grow throughout the region with combined ratios well below 100% and with strong reserving.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2014
	Net Premiums Written	Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	967.1	1,215.1		0.8x
Crum & Forster	1,346.3	1,231.4		1.1x
Zenith	720.9	564.5		1.3x
OdysseyRe	2,393.8	4,012.6	(1)	0.6x
Fairfax Asia	280.1	660.9	(1)	0.4x
(1)
IFRS total equity

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2005 onwards are shown in the table below:

	2005 – 2014
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 10.8	100.3%
Crum & Forster	10.4	102.2%
OdysseyRe	21.6	93.2%
Fairfax Asia	1.5	87.3%

Total	44.3	96.8%

The table, comprising a full decade with a hard and soft market and unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. Results in total are excellent – but there is no complacency as our Presidents, with Andy's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2004 onwards):

2004 – 2013 Average Annual Reserve Redundancies
Northbridge	11.7%
Crum & Forster	3.9%
OdysseyRe	11.1%
Fairfax Asia	6.7%

The table shows you how our reserves have developed for the ten accident years prior to 2014. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

Our runoff operations under Nick Bentley had another excellent year in 2014. During the year, Nick and his team continued to be active in adding runoff opportunities to their business.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting profit (loss)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	3	22	(11.6)%	9.6%

2005	(438)	7,324	6.0%	4.4%

2014	552	11,707	(4.7)%	2.8%
Weighted average last ten years			0.3%	3.6%
Fairfax weighted average financing differential last ten years: 3.3%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In the last ten years, our float cost us 0.3% per year – significantly less than the 3.6% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

					Insurance and Reinsurance
	Insurance			Reinsurance
						Total Insurance and Reinsurance
Year	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other		Runoff	Total
	($ billions)
2010	2.2	2.9	0.1	4.8	1.0	11.1	2.0	13.1
2011	2.2	3.2	0.4	4.7	1.0	11.6	2.8	14.4
2012	2.3	3.5	0.5	4.9	1.0	12.2	3.6	15.9
2013	2.1	3.5	0.5	4.7	1.0	11.8	3.7	15.6
2014	1.9	3.8	0.5	4.5	0.9	11.6	3.5	15.1

In the past five years our float has increased by 14.9%, due to acquisitions and organic growth in net premiums written. The decrease in 2014 was due to foreign exchange movements and reserve releases.

At the end of 2014, we had approximately $711 per share in float. Together with our book value of $395 per share and $131 per share in net debt, you have approximately $1,237 in investments per share working for your long term benefit – about 5.5% higher than at the end of 2013.

The table below shows the sources of our net earnings (loss). This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2014	2013
	Underwriting
Insurance	– Canada (Northbridge)	42.7	18.2
	– U.S. (Crum & Forster and Zenith)	92.0	(5.1)
	– Asia (Fairfax Asia)	36.2	32.0
	Reinsurance – OdysseyRe	360.4	379.9
	Insurance and Reinsurance – Other	20.7	15.0

	Underwriting profit	552.0	440.0
	Interest and dividends – insurance and reinsurance	363.4	330.2

	Operating income	915.4	770.2
	Runoff (excluding net gains (losses) on investments)	(88.5)	77.3
	Other reporting segment	77.6	51.9
	Interest expense	(206.3)	(211.2)
	Corporate overhead and other	(96.5)	(125.3)

	Pre-tax income before net gains (losses) on investments	601.7	562.9
	Net realized gains before equity hedges	777.6	1,379.6

	Pre-tax income including net realized gains before equity hedges	1,379.3	1,942.5
	Net change in unrealized gains (losses) before equity hedges	1,153.1	(961.6)
	Equity hedging net losses	(194.5)	(1,982.0)

	Pre-tax income (loss)	2,337.9	(1,001.1)
	Income taxes	(673.3)	436.6

	Net earnings (loss)	1,664.6	(564.5)

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Prime Restaurants (until October 31, 2013), Ridley, Thomas Cook India (including IKYA and Sterling Resorts), Sporting Life, William Ashley, Keg Restaurants (since February 4, 2014), Praktiker (since June 5, 2014), MFXchange (since November 3, 2014) and Pethealth (since November 14, 2014)). Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges, and equity hedging net losses are shown separately to help you understand the composition of our earnings. After interest and dividend income, we had operating income of $915 million. (See more detail in the MD&A.)

Financial Position

	2014		2013
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,212.7		1,241.6

Holding company debt	2,514.7		2,337.7
Subsidiary debt	522.5		503.5
Other long term obligations – holding company	141.8		153.3

Total debt	3,179.0		2,994.5

Net debt	1,966.3		1,752.9

Common shareholders' equity	8,361.0		7,186.7
Preferred stock	1,164.7		1,166.4
Non-controlling interests	218.1		107.4

Total equity	9,743.8		8,460.5

Net debt/total equity	20.2%		20.7%
Net debt/net total capital	16.8%		17.2%
Total debt/total capital	24.6%		26.1%
Interest coverage	12.3	x	n/a
Interest and preferred share dividend distribution coverage	9.0	x	n/a

At the end of 2014 we maintained our strong financial position, continuing to hold cash and marketable securities at the holding company of over $1 billion, and with only limited debt maturities in the next five years.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	(2.7)%	6.5%	11.6%
S&P 500	15.5%	7.7%	4.2%
Taxable bonds	10.2%	11.1%	11.5%
Merrill Lynch U.S. corporate (1-10 year) bond index	5.5%	5.0%	6.1%

Hedging our common equity exposures has been very costly for us over the last five years – particularly in 2013. However, we did warn you that we wanted to be safe rather than sorry – our time will come again!

We have worried about deflation in the past few years in our Annual Reports – it is now upon us! In spite of QE1, QE2 and QE3 and some twists, we saw deflation in the U.S. in the second half of 2014, as shown in the table below:

U.S. CPI Index	June	July	August	September	October	November	December	% change June – Dec. 2014
	238.3	238.3	237.9	238.0	237.4	236.2	234.8	-1.5%

We have had deflation at an annualized rate of 3% in the second half of 2014 in the U.S.! And it is not going away. In fact, in January 2015, the U.S. reported its first year-over-year decline in the CPI index since 2009 of 0.1%. In Europe, we had deflation of 0.5% in the second half of 2014, as shown in the table below:

European CPI Index	June	July	August	September	October	November	December	% change June – Dec. 2014
	117.6	116.8	116.9	117.4	117.4	117.1	117.0	-0.5%

As of January 2015, 17 out of 19 countries in the Euro area were experiencing deflation on a year-over-year basis.

Given our concerns about China, which we detailed in last year's Annual Report, we have for a few years now expected commodity prices to collapse. And collapse they did in 2014, as shown in the table below:

	Peak in 2011	2014	% Change
Oil – $/barrel	113.93	53.29	(53)%
Copper – $/lb.	4.61	2.86	(38)%
Iron Ore– $/tonne	138.20	69.30	(50)%
Cotton – $/lb.	2.15	0.60	(72)%
Corn – $/bushel	7.87	3.97	(50)%

The GSCI Commodity Index is down 48% from its peak in 2011 and is very close to the low of 307 seen in the great crash of 2009. WTI crude is down 53%, copper is down 38%, iron ore is down 50%, cotton is down 72%, and the list goes on.

German 30-year bond rates have collapsed to 1%, a level never before seen in that country's history – but very similar to what Japan has experienced in the last ten years. In fact, after Japan's stock market and land price collapse that began in 1990, it took almost five years for deflation to set in – and then deflation continued for the next 18 years! In Germany, almost half the German government bond market is yielding negative interest rates – all reflecting deflation in our minds. In fact, on February 25, 2015, Germany, for the first time ever, issued a five-year bond with a negative interest rate (-0.08%).

With deflation in the air, our CPI-linked derivatives, with a notional value of $112 billion, have come to life. In the fourth quarter of 2014, these derivatives doubled in market value from $110 million to $238 million as shown in the table below – but they are still only at 1/3 of our cost!

Underlying CPI Index	Average Term	Notional Amount	Cost	Cost(1)	Market Value	Market value(1)	Unrealized Gain (Loss)
	(in years)	($ billions)		(in bps)		(in bps)
United States	8.1	58.8	327	56	151	26	(175)
United Kingdom	7.9	5.2	24	47	5	9	(20)
European Union	6.5	44.5	286	64	70	16	(215)
France	7.7	3.3	18	55	12	36	(7)

	7.4	111.8	655		238		(417)

(1)
Expressed as a percentage of the notional amount

While the deflation derivatives are very volatile, if we are right, these derivatives may become as valuable as our CDS derivatives became in 2007/2008. In fact, our CDS derivatives first began moving upwards in the first quarter of 2007 with the demise of New Century Capital.

In 2014, we added to our position in CPI-linked derivative contracts, as shown in the table below:

	2010	2011	2012	2013	2014
Notional amount ($ billions)	34.2	46.5	48.4	82.9	111.8
Cost	302.3	421.1	454.1	545.8	655.4
Market value	328.6	208.2	115.8	131.7	238.4

As you can see from the table, in 2014 we increased our notional exposure to these contracts by 35% at an additional cost of only 20%. As of December 31, 2014, these contracts were carried on our books at $238 million, a 64% decline from our cost. The remaining average term on these contracts is 7.4 years. As in 2013, Brian Bradstreet has refreshed some of these older contracts by exchanging them for newer, more current indexed contracts – thus effectively increasing the weighted average strike price of the index (CPI) on the U.S. contracts to 232.82 from 230.43 – only 0.8% away from the U.S. CPI index at the end of 2014!

Also, Brian added some spice to these contracts: $12.6 billion of the notional amount ($40.3 million of the cost, with an average cost of 32 basis points) added in 2014 were 0.5% inflation floor contracts. These contracts have value if inflation in the U.S. in the next ten years is less than 1/2 % per year (5% cumulative over ten years).

The table below provides you more details on our CPI-linked derivative contracts as of December 31, 2014:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2014 CPI
	($ billions)
United States	58.8	232.82	234.81
European Union	44.5	111.24	117.01
United Kingdom	5.2	243.82	257.50
France	3.3	124.85	125.81

Total	111.8

In the last five years, we have had significant losses, mostly unrealized, from our hedging program and from our CPI-linked derivative contracts, as shown below:

	2010	2011	2012	2013	2014	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,982.0)	(194.5)	(3,704.7)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(126.9)	17.7	(444.2)

Total	(908.5)	180.0	(1,134.7)	(2,108.9)	(176.8)	(4,148.9)

These losses are significant but they are mostly unrealized, and we expect both of them to reverse when the "grand disconnect" disappears – perhaps sooner than you think! In a declining market, like 2008 – 2009, we expect our common stock portfolio to come down much less than the indices, thus reversing most of the net losses resulting from our hedges. As I said last year, we are focused on protecting our company on the downside against permanent capital loss from the many potential unintended consequences that abound in the world economy. In our 2008 Annual Report, we showed you the table below, that quantified our unrealized losses in the 2003 – 2006 period and their reversal in 2007 and 2008:

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains of 2007 and 2008. While we hope the world economy muddles through, we continue to protect our company from the significant unintended consequences that prevail today.

The CAPE (Cyclically Adjusted Price Earnings) Ratio for the S&P500 is currently at 28 times. It has been higher only twice before; both times ended badly. The first time was in 1929 and the second time during the dot.com boom of 1999 to 2002. The rising U.S. dollar (with over 40% of the average S&P500 companies' earnings coming from abroad) and the current record after-tax profit margins, combined with deflation, could result in significant declines in the earnings of the S&P500 companies – just as the index hits record highs. We say "caveat emptor", and continue to be very cautious about our equity positions. I have reminded you many times in past Annual Reports of the warning from the distant past from our mentor Ben Graham: "Only 1 in 100 survived the 1929 – 1932 debacle if one was not bearish in 1925".

Also, when you review our financial statements, please remember that when we own more than 20% of a company, we equity account, and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates is $2,071 million while its carrying value is $1,618 million, representing an unrealized gain of $453 million which is not on our balance sheet.

Also, we own 73% of Thomas Cook India and 74% of Ridley, which are consolidated in our statements. The unrealized gain on these two positions, based on market values as of December 31, 2014, is $378 million. This brings the total unrealized gain not reflected on our balance sheet to $831 million.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2014	2013
Bonds	1,642.3	303.7
Preferred stocks	33.5	10.5
Common stocks	325.9	631.1
Investments in associates	452.8	382.5

Total	2,454.5	1,327.8

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

Canada	918.2
United States	907.3
Other	3,112.8

Total	4,938.3

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

Our annual dividend remained the same in 2014, unaffected by our record earnings. We like the idea of a stable dividend, so we do not anticipate that it will be changed any time soon.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since inception
Employee Share Ownership Plan	23%	20%	16%	12%	17%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,245 shares of Fairfax worth Cdn$2.0 million at the end of 2014. I am happy to say, we have many employees who have done exactly that! We want our employees to be owners and to benefit from the performance of their company.

Our donations program continues to thrive across the communities in the world where we do business. For 2014, we donated $19.0 million, for a total of over $130 million since we began.

We believe in giving back to the communities where we do business and we encourage our employees to do the same. We have a program where every year we match any charitable donations given by any of our employees up to $1,000 and I am happy to say a vast majority of them take us up on it.

All the donations given by our operating companies are driven by their employees, and here are a few that I would like to highlight.

In tragedy there is always hope, and when one of our employee's ten-year-old daughter lost a valiant battle with cancer, the Odyssey and Fairfax family made a donation for the treatment and research for Merkel Cell Carcinoma. Andy Dickson and his wife Raquel will be leading this initiative in honor of their beloved daughter Kelsey, whose legacy will endure through our efforts to find a cure so others won't have to suffer what she and her parents went through.

Crum & Forster is a major supporter of New York Cares and Jersey Cares, organizations that bring volunteers together to help at the local level. Through these organizations, the employees of Crum & Forster have donated their time and effort to help rebuild schools damaged by natural disasters and to restore parks and playgrounds, and they have donated funds to help high school students go on to college.

Northbridge focuses on helping youth, offering support for children's health, education and well-being through five charitable partners – Pathways to Education, SickKids, DAREarts, United Way and Tree Canada. In addition, its annual employee fundraising campaign raised over Cdn$140,000 for these five charitable partners.

RiverStone made a difference in the lives of many by donating to the New Hampshire Food Bank, as in New Hampshire one individual in nine is food insecure and one child in five goes hungry: last year RiverStone employees personally contributed $29,000, and the company added a further $136,000, resulting in the provision of well over 300,000 meals in the community. With a high degree of participation, RiverStone employees used many innovative ways to raise the money.

Zenith's charitable giving focuses on health and education. One of Zenith's significant donations in 2014 was to a customer which it has supported for many years in addition to providing workers compensation coverage to its 980 employees. This customer, The Help Group, was founded 40 years ago and continues to be visionary in providing a broad range of services in the Los Angeles area to more than 6,000 children with special needs and their families each year, including pre-kindergarten through high school programs for more than 1,550 students.

I have highlighted just a few examples for you – there are many more stories from our companies around the world and other causes that each of the companies mentioned gives to and supports. I just wanted to give you a sense of what our culture instills in our employees and how when our business does well, we can and must help others less fortunate by doing good and improving lives in the communities where we operate. What can be more rewarding than that?

I remind you often that you will not get a takeover premium for Fairfax as I and my family have the votes, and that will continue even after my death, so that Fairfax can continue uninterrupted in building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way! Perhaps I am biased, but the fact that Fairfax is not for sale and that Fairfax will not sell any of its insurance companies or its permanent non-insurance acquisitions is a major plus for those companies and all of their employees.

My and my family's focusing on the long term necessarily requires the next generation's involvement and familiarity with the management of Fairfax, so this year we have nominated my son Ben (a successful portfolio manager in his own right) as a director. None of my children are officers or employees of Fairfax, but involvement at the Board level will ensure the continuation of Fairfax's "fair and friendly" culture which is such an important factor in the company's success over the long term.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Toronto time) on April 16, 2015 at Roy Thomson Hall. As in the past few years, we will have booths which provide information on our insurance companies such as OdysseyRe, Northbridge, Crum & Forster, Zenith, Fairfax Asia, ICICI Lombard, the Gulf Insurance Group (our partners in the Middle East), and this year, for all you pet lovers, Pethealth – Sean Smith and his team will be on hand to help you insure your favourite pet. In addition, showcased will also be some of our non-insurance company investments – William Ashley, Sporting Life, CARA, Keg Restaurants, Kitchen Stuff Plus, Arbor Memorial and Quess (formerly called IKYA) – and BlackBerry will also be there. I am sure that I will be able to convince John Chen to give away a BlackBerry Classic and, my personal favourite, a Passport at the BlackBerry booth. We will have Zoomer Media and Thomas Cook India present as well. Madhavan Menon from Thomas Cook India has promised a shareholder's discount to take your bookings for a trip of a lifetime to India, in case you were not among the many who took advantage of this opportunity last year. So come early and visit all our booths – it is a great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at CARA and The Keg. Bill Gregson and David Aisenstat will have their chefs on hand to prepare a few of the signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends.

They would also encourage you, after our meeting, to use your discount cards at their restaurants that are within walking distance from Roy Thomson Hall. We will also have booths for The Hospital for Sick Children, Americares and the Royal Ontario Museum, so that you can see firsthand how we reinvest into the communities where we do business. Doing good by doing well! Hopefully in the spirt of giving, you will be inclined to make an additional contribution. As in the past, there will be booths highlighting two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the University of Waterloo booth will be staffed by co-op students working at our companies, and I encourage you to speak with them. I assure you that you will be impressed and will want to hire a few at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students there, so please speak with them also – you may want to hire them as well. This will be the fourth year that George runs a Value Investing Conference the day before our meeting. In case you have not attended, ask him for details: I highly recommend it as well worth your time to attend.

Please also stop by and say hello to Scott Phillips and Lauren Templeton who will be there signing their books and taking orders for any of Sir John Templeton's books on investing and spirituality, which I would highly recommend.

So as we have done for the last 30 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our directors and the fine men and women who work at and run Fairfax and all of our companies – they are the ones who create our success. Our small holding company team, with great integrity, team spirit and no egos, keeps the whole company going forward. I personally am inspired every time that I meet all of you, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have such fine loyal shareholders.

March 6, 2015

V. Prem Watsa
 Chairman and Chief Executive Officer

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Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 6, 2015

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Independent Auditor's Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries' 2014 and 2013 consolidated financial statements and their internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2014 and 2013 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2014 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting on page 25.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

March 6, 2015

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2014 and December 31, 2013

	Notes	December 31, 2014	December 31, 2013
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $109.7; December 31, 2013 – $124.4)	5, 28	1,244.3	1,296.7
Insurance contract receivables	10	1,931.7	2,017.0

		3,176.0	3,313.7

Portfolio investments
Subsidiary cash and short term investments	5, 28	5,534.3	7,445.7
Bonds (cost $9,900.1; December 31, 2013 – $9,190.0)	5	11,445.5	9,550.5
Preferred stocks (cost $386.8; December 31, 2013 – $565.1)	5	376.4	541.8
Common stocks (cost $4,531.7; December 31, 2013 – $3,305.5)	5	4,848.5	3,835.7
Investments in associates (fair value $2,070.5; December 31, 2013 – $1,815.0)	5, 6	1,617.7	1,432.5
Derivatives and other invested assets (cost $634.0; December 31, 2013 – $667.8)	5, 7	426.8	224.2
Assets pledged for short sale and derivative obligations (cost $757.8; December 31, 2013 – $829.3)	5, 7	860.0	802.9

		25,109.2	23,833.3

Deferred premium acquisition costs	11	497.6	462.4
Recoverable from reinsurers (including recoverables on paid losses – $230.7; December 31, 2013 – $353.3)	9	3,982.1	4,974.7
Deferred income taxes	18	460.4	1,015.0
Goodwill and intangible assets	12	1,558.3	1,311.8
Other assets	13	1,347.6	1,088.1

		36,131.2	35,999.0

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2014	December 31, 2013
		(US$ millions)
Liabilities
Subsidiary indebtedness	15	37.6	25.8
Accounts payable and accrued liabilities	14	2,029.1	1,840.6
Income taxes payable	18	118.3	80.1
Short sale and derivative obligations (including at the holding company – $31.6; December 31, 2013 – $55.1)	5, 7	160.8	268.4
Funds withheld payable to reinsurers		461.5	461.2

		2,807.3	2,676.1

Insurance contract liabilities	8	20,438.7	21,893.7
Long term debt	15	3,141.4	2,968.7

		23,580.1	24,862.4

Equity	16
Common shareholders' equity		8,361.0	7,186.7
Preferred stock		1,164.7	1,166.4

Shareholders' equity attributable to shareholders of Fairfax		9,525.7	8,353.1
Non-controlling interests		218.1	107.4

Total equity		9,743.8	8,460.5

		36,131.2	35,999.0

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2014 and 2013

	Notes	2014	2013
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	7,459.9	7,227.1

Net premiums written	25	6,301.8	6,036.2

Gross premiums earned		7,358.2	7,294.0
Premiums ceded to reinsurers		(1,142.0)	(1,216.7)

Net premiums earned	25	6,216.2	6,077.3
Interest and dividends	5	403.8	376.9
Share of profit of associates	6	105.7	96.7
Net gains (losses) on investments	5	1,736.2	(1,564.0)
Other revenue	25	1,556.0	958.0

		10,017.9	5,944.9

Expenses
Losses on claims, gross	8	4,427.4	4,615.6
Losses on claims ceded to reinsurers	9	(633.1)	(945.3)

Losses on claims, net	26	3,794.3	3,670.3
Operating expenses	26	1,227.2	1,185.0
Commissions, net	9	959.9	969.2
Interest expense	15	206.3	211.2
Other expenses	26	1,492.3	910.3

		7,680.0	6,946.0

Earnings (loss) before income taxes		2,337.9	(1,001.1)
Provision for (recovery of) income taxes	18	673.3	(436.6)

Net earnings (loss)		1,664.6	(564.5)

Attributable to:
Shareholders of Fairfax		1,633.2	(573.4)
Non-controlling interests		31.4	8.9

		1,664.6	(564.5)

Net earnings (loss) per share	17	$74.43	$(31.15)
Net earnings (loss) per diluted share	17	$73.01	$(31.15)
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	21,186	20,360

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2014 and 2013

	Notes	2014	2013
		(US$ millions)

Net earnings (loss)		1,664.6	(564.5)

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation losses on foreign operations		(200.7)	(164.4)
Change in gains on hedge of net investment in Canadian subsidiaries	7	118.7	96.9
Share of other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	6	(52.7)	(12.9)

		(134.7)	(80.4)

Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	6	(36.7)	8.9
Change in gains (losses) on defined benefit plans	21	(32.9)	31.3

		(69.6)	40.2

Other comprehensive loss, net of income taxes		(204.3)	(40.2)

Comprehensive income (loss)		1,460.3	(604.7)

Attributable to:
Shareholders of Fairfax		1,436.7	(607.1)
Non-controlling interests		23.6	2.4

		1,460.3	(604.7)

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2014 and 2013
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the year	–	–	–	–	1,633.2	–	1,633.2	–	1,633.2	31.4	1,664.6
Other comprehensive loss, net of income taxes:
Change in unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(193.3)	(193.3)	–	(193.3)	(7.4)	(200.7)
Change in gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	118.7	118.7	–	118.7	–	118.7
Share of other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	–	–	–	–	–	(52.7)	(52.7)	–	(52.7)	–	(52.7)
Share of losses on defined benefit plans of associates	–	–	–	–	–	(36.7)	(36.7)	–	(36.7)	–	(36.7)
Change in losses on defined benefit plans	–	–	–	–	–	(32.5)	(32.5)	–	(32.5)	(0.4)	(32.9)
Issuance of shares	–	–	8.8	(12.2)	–	–	(3.4)	–	(3.4)	–	(3.4)
Purchases and amortization	–	–	(24.6)	36.8	–	–	12.2	(1.7)	10.5	–	10.5
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	0.5	–	0.5	–	0.5	–	0.5
Common share dividends	–	–	–	–	(215.7)	–	(215.7)	–	(215.7)	(6.6)	(222.3)
Preferred share dividends	–	–	–	–	(56.9)	–	(56.9)	–	(56.9)	–	(56.9)
Net changes in capitalization and other (note 23)	–	–	–	3.3	(2.4)	–	0.9	–	0.9	93.7	94.6

Balance as of December 31, 2014	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8

Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5
Net earnings (loss) for the year	–	–	–	–	(573.4)	–	(573.4)	–	(573.4)	8.9	(564.5)
Other comprehensive loss, net of income taxes:
Change in unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(157.7)	(157.7)	–	(157.7)	(6.7)	(164.4)
Change in gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	96.9	96.9	–	96.9	–	96.9
Share of other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	–	–	–	–	–	(12.9)	(12.9)	–	(12.9)	–	(12.9)
Share of gains on defined benefit plans of associates	–	–	–	–	–	8.9	8.9	–	8.9	–	8.9
Change in gains on defined benefit plans	–	–	–	–	–	31.1	31.1	–	31.1	0.2	31.3
Issuance of shares	399.5	–	6.8	(7.1)	–	–	399.2	–	399.2	–	399.2
Purchases and amortization	–	–	(25.7)	21.9	–	–	(3.8)	–	(3.8)	–	(3.8)
Common share dividends	–	–	–	–	(205.5)	–	(205.5)	–	(205.5)	(6.4)	(211.9)
Preferred share dividends	–	–	–	–	(60.8)	–	(60.8)	–	(60.8)	–	(60.8)
Net changes in capitalization and other (notes 6 and 23)	–	–	–	8.9	1.1	–	10.0	–	10.0	38.0	48.0

Balance as of December 31, 2013	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2014 and 2013

	Notes	2014	2013
		(US$ millions)
Operating activities
Net earnings (loss)		1,664.6	(564.5)
Depreciation, amortization and impairment charges	25	94.2	104.3
Net bond discount amortization		(30.0)	(22.1)
Amortization of share-based payment awards		36.8	21.9
Share of profit of associates	6	(105.7)	(96.7)
Deferred income taxes	18	521.7	(431.8)
Net (gains) losses on investments	5	(1,736.2)	1,564.0
Loss on repurchase of long term debt	15	3.6	3.4
Net (purchases) sales of securities classified as at FVTPL	28	(590.0)	895.7
Changes in operating assets and liabilities	28	70.8	(766.9)

Cash provided by (used in) operating activities		(70.2)	707.3

Investing activities
Sales of investments in associates and joint ventures	6, 23	252.1	211.9
Purchases of investments in associates and joint ventures	6, 23	(390.2)	(86.1)
Net purchases of premises and equipment and intangible assets		(67.1)	(48.1)
Net purchases of subsidiaries, net of cash acquired	23	(189.9	136.3

Cash provided by (used in) investing activities		(395.1)	214.0

Financing activities
Subsidiary indebtedness:	15
Issuances		102.9	51.1
Repayment		(85.5)	(82.1)
Long term debt:	15
Issuances		297.1	279.7
Issuance costs		(2.9)	(1.6)
Repayment		(90.1)	(251.2)
Subordinate voting shares:	16
Issuances		–	412.8
Issuance costs		–	(13.3)
Preferred shares:	16
Repurchases		(1.2)	–
Purchase of subordinate voting shares for treasury	16	(24.6)	(25.7)
Subsidiary common shares:
Issuances to non-controlling interests		–	34.0
Issuance costs		–	(1.1)
Common share dividends	16	(215.7)	(205.5)
Preferred share dividends	16	(56.9)	(60.8)
Dividends paid to non-controlling interests		(6.6)	(6.4)

Cash provided by (used in) financing activities		(83.5)	129.9

Increase (decrease) in cash, cash equivalents and bank overdrafts		(548.8)	1,051.2
Cash, cash equivalents and bank overdrafts – beginning of year		3,758.2	2,815.3
Foreign currency translation		(190.7)	(108.3)

Cash, cash equivalents and bank overdrafts – end of year	28	3,018.7	3,758.2

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	35
2.	Basis of Presentation	35
3.	Summary of Significant Accounting Policies	35
4.	Critical Accounting Estimates and Judgments	50
5.	Cash and Investments	52
6.	Investments in Associates	57
7.	Short Sales and Derivatives	59
8.	Insurance Contract Liabilities	61
9.	Reinsurance	64
10.	Insurance Contract Receivables	66
11.	Deferred Premium Acquisition Costs	66
12.	Goodwill and Intangible Assets	67
13.	Other Assets	69
14.	Accounts Payable and Accrued Liabilities	69
15.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities	70
16.	Total Equity	73
17.	Earnings per Share	77
18.	Income Taxes	77
19.	Statutory Requirements	80
20.	Contingencies and Commitments	80
21.	Pensions and Post Retirement Benefits	81
22.	Operating Leases	83
23.	Acquisitions and Divestitures	84
24.	Financial Risk Management	88
25.	Segmented Information	105
26.	Expenses	110
27.	Salaries and Employee Benefits Expense	111
28.	Supplementary Cash Flow Information	111
29.	Related Party Transactions	112

Notes to Consolidated Financial Statements
for the years ended December 31, 2014 and 2013
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The consolidated financial statements of the company for the year ended December 31, 2014 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies used to prepare the consolidated financial statements comply with IFRS effective as at December 31, 2014 (except IFRS 9 (2010) Financial Instruments which was early adopted). Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The preparation of the company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and the related disclosures. Critical accounting estimates and judgments are described in note 4.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: bonds, preferred and common stocks, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities and long term debt.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 6, 2015.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Principles of consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2014. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

    Hudson Insurance Company (Hudson Insurance)

Advent Capital (Holdings) Ltd. (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

CRC Reinsurance Limited (CRC Re)

Wentworth Insurance Company Ltd. (Wentworth)

Runoff

TIG Insurance Company (TIG Insurance)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (General Fidelity)

American Safety Holdings Corp. (American Safety)

Clearwater Insurance Company (Clearwater)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Insurance Limited (RiverStone Insurance)

RiverStone Managing Agency Limited

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance (Hong Kong) Company Ltd. (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

PT Fairfax Insurance Indonesia (Fairfax Indonesia)

ICICI Lombard General Insurance Company Limited
    (26% equity accounted interest) (ICICI Lombard)

Other

Hamblin Watsa Investment Counsel Ltd.

(Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

Keg Restaurants Limited (The Keg) (owner and
operator of premium dining restaurants)

Pethealth Inc. (Pethealth) (pet medical insurance
    and database services)

Praktiker Hellas Commercial Societe Anonyme
    (Praktiker) (retailer of home improvement goods)

Sporting Life Inc. (Sporting Life) (retailer of sporting
    goods and sports apparel)

William Ashley China Corporation (William Ashley)
    (retailer of tableware and gifts)

Thomas Cook (India) Limited (Thomas Cook India)
    (provider of integrated travel and travel-related
    financial services)

IKYA Human Capital Solutions Private Limited (IKYA)
    (provider of specialized human resources services)

Sterling Holiday Resorts (India) Limited (Sterling
    Resorts) (owner and operator of holiday resorts)

All subsidiaries are wholly-owned at December 31, 2014 except for First Capital (97.7%), Fairfax Indonesia (80.0%), Ridley (73.6%), The Keg (51.0%), Sporting Life (75.0%), Thomas Cook India (73.0%), IKYA (56.4%) and Sterling Resorts (40.2%) (December 31, 2013 – 97.7%, nil, 73.6%, nil, 75.0%, 75.0%, 58.0% and nil respectively).

Pursuant to the transactions described in note 23, during 2014 the company acquired 100% ownership interests in Pethealth and Praktiker, and 80.0%, 51.0% and 40.2% ownership interests in Fairfax Indonesia, The Keg and Sterling Resorts respectively. During 2013 the company acquired 100.0% and 58.0% ownership interests in American Safety and IKYA respectively, and divested its 81.7% ownership interest in Prime Restaurants Inc. The company has a number of wholly-owned subsidiaries not presented in the table above, that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest's share in changes of the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is generally presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of existing voting rights, potential voting rights that are currently exercisable and convertible (if applicable), voting power of other shareholders, corporate governance arrangements and participation in policy-making processes. These investments are reported in investments in associates on the consolidated balance sheet, with the company's share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Foreign associates are translated in the same manner as foreign subsidiaries. When the company's share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. Any excess of the cost of acquisition over the net fair value of the company's share of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. To the extent that the cost of acquisition is less than the fair value of the company's share of the associate's identifiable net assets, the excess is recognized in the consolidated statement of earnings. Any pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and any resulting gain or loss is recognized in the consolidated statement of earnings. In such instances the cost of the associate is measured as the sum of the fair value of the pre-existing interest and any additional consideration transferred at that date.

In determining the fair value of the company's share of an associate's identifiable net assets at the acquisition date, considerable judgment may be required in interpreting market data used to develop such estimates. The company makes assumptions primarily based on market conditions and applies valuation techniques such as discounted cash flow analysis, market capitalization and comparable company multiples and other methods commonly used by market participants to determine fair value. Where the company is only able to identify the principal factors resulting in divergence between the fair value and reported carrying value of an associate's net assets, the use of different assumptions and/or valuation methodologies by the company may have a significant effect on the estimated fair value. At each reporting date, the fair value of associates is estimated and disclosed using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details.

At each balance sheet date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management's assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate's recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Gains and losses realized on dispositions, impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates' financial statements and the date of the company's financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

Any pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statement of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit's recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Transactions and items on the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that foreign subsidiary and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in a foreign subsidiary is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings in the future. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss ("FVTPL"). Financial assets classified as at FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated as at FVTPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company's business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income ("FVTOCI") on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced by independent pricing service providers while much of the remainder, along with most derivative contracts (total return swaps) and certain warrants are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. Investments in consumer price indexes ("CPI") linked derivatives are classified as Level 3.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The fair value of the company's derivative financial instruments where quoted market prices in active markets are unavailable is determined in the same manner as other investments described above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company's equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs. The fair value of the majority of the company's derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs. Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets on the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets on the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as derivatives and other within interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment, and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked derivative contracts – The initial premium paid for a CPI-linked derivative contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline. The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from third party broker-dealers to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its runoff operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not yet reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to earnings as incurred.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its runoff operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated cost to bring losses for events which have already occurred but which have not yet been reported to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR reserves. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises its estimates of IBNR reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, workers' compensation and product liability. In the extreme cases of long tail claims like those involving asbestos, it may take upwards of 40 years to settle. In addition, information concerning the loss event and ultimate cost of a long-tail claim may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail lines of business.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company's estimates of losses and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

  •
  the development of previously settled claims, where payments to date are extrapolated for each prior year;

  •
  estimates based upon a projection of numbers of claims and average cost;

  •
  notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

  •
  expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the line of business and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

  •
  whether an event has occurred which would give rise to a policyholder suffering an insured loss;

  •
  the extent of policy coverage and limits applicable;

  •
  the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

  •
  the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags, particularly for long-tail lines of business, between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company's long-tail lines of business. Provisioning considerations include: uncertainty around loss trends, claims inflation and underlying economic conditions; the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses. Long tail claims are more susceptible to these uncertainties given the length of time between the issuance of the original policy and ultimate settlement of any claims. The company seeks to set appropriate levels of provisions for losses and loss adjustment expenses and provisions for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance and reinsurance liabilities involves the use of judgments and assumptions that are specific to the risks within each territory and the particular type of risk covered. The diversity of the risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance and reinsurance liabilities.

Asbestos and environmental claims are examples of specific long-tail risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

  •
  long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

  •
  issues of allocation of responsibility among potentially responsible parties and insurers;

  •
  emerging court decisions increasing or decreasing insurer liability;

  •
  tendencies for social trends and factors to influence court awards;

  •
  developments pertaining to the company's ability to recover reinsurance for claims of this nature; and,

  •
  developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to protect capital and control the company's exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company's credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company's net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted subsidiary earnings where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset's fair value less costs of disposal and value in use. If an asset is impaired, the carrying amount is reduced to the asset's recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expenses in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenue from the sale of animal nutrition, hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the Other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when its cost is estimated to be greater than its anticipated selling price less applicable selling costs.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost; any difference between the initial carrying value and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company's stock and is amortized to compensation expense over the related vesting period, with a corresponding increase in the share-based payments equity reserve. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate award and amortized to compensation expense accordingly. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. The company's policies for its defined benefit plans are described below:

  (i)
  Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13).

  (ii)
  Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

  (iii)
  Defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, and is recognized in the consolidated statement of earnings.

  (iv)
  Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to minimum funding requirements are recorded in other comprehensive income.

  (v)
  Remeasurements, consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income. All remeasurements recognized in other comprehensive income are subsequently included in accumulated other comprehensive income and cannot be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

  (vi)
  Past service costs arising from plan amendments or curtailments are recognized in the consolidated statement of earnings when incurred.

  (vii)
  Gains or losses on the settlement of a defined benefit plan are recognized in the consolidated statement of earnings when the settlement occurs.

Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the leased item's benefit even if the payments are not on that basis.

New accounting pronouncements adopted in 2014

The company adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These changes were retrospectively adopted in accordance with the applicable transitional provisions of each new or revised standard, and did not have a significant impact on the consolidated financial statements.

IFRIC 21 Levies ("IFRIC 21")

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government.

IAS 32 Financial Instruments: Presentation ("IAS 32")

The IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right to offset a financial asset and a financial liability in its consolidated balance sheet.

IAS 36 Impairment of Assets ("IAS 36")

The IASB amended IAS 36 to clarify the disclosure requirements when an impairment loss is recognized or reversed in respect of an asset or cash-generating unit.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2014.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements on the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance. The company is currently evaluating the impact of the complete version of IFRS 9 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2017, with retrospective application. The company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of the determination of fair value for financial instruments and associates, fair value disclosures, and contingencies, which are discussed in notes 3, 5 and 20 respectively. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance Contracts" section of note 3 and the "Underwriting Risk" section of note 24.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company's reinsurance recoverables are discussed further in the "Reinsurance" section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

Determination of subsidiaries, associates and joint ventures

There could be significant judgment involved in assessing whether control, significant influence, or joint control exists in accordance with the requirements of IFRS 10, IAS 28 and IFRS 11 respectively, particularly where the facts and circumstances include indicators that could reasonably point to more than one potential outcome. In situations where voting rights alone are not sufficient to clearly assess control, significant influence or joint control, additional factors that may be considered include potential voting rights that are currently exercisable or convertible, contractual arrangements, relative shareholdings and the allocation of decision-making rights. An initial assessment of control, significant influence or joint control is reconsidered at a later date if warranted by changes in facts and circumstances, particularly in situations where the company acquires additional interests or reduces its existing interest.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2014	December 31, 2013
Holding company:
Cash and cash equivalents (note 28)	317.7	214.4
Short term investments	121.6	185.9
Short term investments pledged for short sale and derivative obligations	92.0	107.8
Bonds	323.8	240.4
Bonds pledged for short sale and derivative obligations	17.7	16.6
Preferred stocks	144.2	223.0
Common stocks	89.8	264.9
Derivatives (note 7)	137.5	43.7

	1,244.3	1,296.7
Short sale and derivative obligations (note 7)	(31.6)	(55.1)

	1,212.7	1,241.6

Portfolio investments:
Cash and cash equivalents (note 28)	3,034.5	3,878.4
Short term investments	2,499.8	3,567.3
Bonds	11,445.5	9,550.5
Preferred stocks	376.4	541.8
Common stocks	4,848.5	3,835.7
Investments in associates (note 6)	1,617.7	1,432.5
Derivatives (note 7)	412.6	193.1
Other invested assets	14.2	31.1

	24,249.2	23,030.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 28)	–	11.8
Short term investments	227.7	45.8
Bonds	632.3	745.3

	860.0	802.9

	25,109.2	23,833.3
Short sale and derivative obligations (note 7)	(129.2)	(213.3)

	24,980.0	23,620.0

Common stocks included investments in limited partnerships with a carrying value of $1,004.4 at December 31, 2014 (December 31, 2013 – $816.4).

Restricted cash and cash equivalents at December 31, 2014 of $333.5 (December 31, 2013 – $340.4) were comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd's (note 20) and assets pledged for short sale and derivative obligations) by the nature of the pledge requirement. Pledged assets primarily consist of bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2014	December 31, 2013
Regulatory deposits	2,717.0	2,182.1
Security for reinsurance and other	903.8	543.8

	3,620.8	2,725.9

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2014 bonds containing call and put features represented approximately $6,880.2 and $56.4 respectively (December 31, 2013 – $5,990.1 and $60.3 respectively) of the total fair value of bonds.

	December 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	653.9	664.2	962.7	998.2
Due after 1 year through 5 years	4,714.1	5,708.3	4,565.7	5,081.4
Due after 5 years through 10 years	341.6	355.0	518.2	527.3
Due after 10 years	5,067.4	5,691.8	4,203.1	3,945.9

	10,777.0	12,419.3	10,249.7	10,552.8

Effective interest rate		5.0%		4.6%

The calculation of the effective interest rate of 5.0% (December 31, 2013 – 4.6%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $5.2 billion (December 31, 2013 – $4.8 billion) included in U.S. states and municipalities.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2014				December 31, 2013
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,352.2	3,352.2	–	–	4,104.6	4,104.6	–	–

Short term investments:
Canadian provincials	334.0	334.0	–	–	405.0	405.0	–	–
U.S. treasury	2,170.7	2,170.7	–	–	3,147.6	3,147.6	–	–
Other government	361.1	312.8	48.3	–	281.6	281.6	–	–
Corporate and other	75.3	–	75.3	–	72.6	–	72.6	–

	2,941.1	2,817.5	123.6	–	3,906.8	3,834.2	72.6	–

Bonds:
Canadian government	16.0	–	16.0	–	18.3	–	18.3	–
Canadian provincials	217.1	–	217.1	–	164.7	–	164.7	–
U.S. treasury	2,094.2	–	2,094.2	–	1,669.6	–	1,669.6	–
U.S. states and municipalities	6,998.2	–	6,998.2	–	6,227.7	–	6,227.7	–
Other government	1,559.0	–	1,559.0	–	1,067.3	–	1,067.3	–
Corporate and other	1,534.8	–	701.8	833.0	1,405.2	–	967.6	437.6

	12,419.3	–	11,586.3	833.0	10,552.8	–	10,115.2	437.6

Preferred stocks:
Canadian	173.9	–	16.7	157.2	242.3	–	78.9	163.4
U.S.	322.4	–	321.6	0.8	490.7	–	471.1	19.6
Other	24.3	–	24.3	–	31.8	–	31.8	–

	520.6	–	362.6	158.0	764.8	–	581.8	183.0

Common stocks:
Canadian	918.2	786.7	109.7	21.8	678.1	643.7	7.2	27.2
U.S.	907.3	478.0	29.4	399.9	814.6	402.1	28.2	384.3
Other	3,112.8	1,922.1	563.3	627.4	2,607.9	1,672.2	370.6	565.1

	4,938.3	3,186.8	702.4	1,049.1	4,100.6	2,718.0	406.0	976.6

Derivatives and other invested assets(1)	558.1	–	285.0	273.1	244.8	1.7	96.6	146.5

Short sale and derivative obligations	(160.8)	–	(160.8)	–	(268.4)	–	(268.4)	–

Holding company cash and investments and portfolio investments measured at fair value	24,568.8	9,356.5	12,899.1	2,313.2	23,406.0	10,658.5	11,003.8	1,743.7

	100.0%	38.1%	52.5%	9.4%	100.0%	45.5%	47.0%	7.5%

Investments in associates (note 6)(2)	2,070.5	1,046.4	35.5	988.6	1,815.0	806.5	35.2	973.3

(1)
Excluded from these totals are certain real estate investments of $6.2 (December 31, 2013 – $23.1) which are carried at cost less any accumulated amortization and impairment.

(2)
The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During 2014 and 2013 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and equity warrants, and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheet and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheet and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheet. These investments are primarily valued using net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months of notice to liquidate. Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and Warrants	Total
Balance – January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	151.7	(35.1)	27.2	15.5	(21.1)	5.5	143.7
Purchases	249.2	4.1	112.9	26.2	5.6	121.1	519.1
Transfer into category due to change in accounting treatment	–	6.0	–	–	–	–	6.0
Sales	(5.5)	–	(57.5)	(36.3)	–	–	(99.3)

Balance – December 31	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and Warrants	Total
Balance – January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	4.0	(23.2)	37.1	25.2	(5.3)	(108.3)	(70.5)
Purchases	356.2	116.2	358.9	22.7	8.9	139.0	1,001.9
Sales	(41.7)	–	(18.0)	(57.8)	(7.2)	–	(124.7)

Balance – December 31	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2014	2013
Interest income:
Cash and short term investments	27.8	33.2
Bonds	474.1	435.1
Derivatives and other	(151.6)	(161.5)

	350.3	306.8

Dividends:
Preferred stocks	38.1	39.6
Common stocks	42.1	55.7

	80.2	95.3

Investment expenses	(26.7)	(25.2)

Interest and dividends	403.8	376.9

Share of profit of associates (note 6)	105.7	96.7

Net gains (losses) on investments

	2014				2013
	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unreal- ized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	139.7		1,300.9	1,440.6	219.5	(1,151.1)	(931.6)
Preferred stocks	(161.8	)(1)	20.0	(141.8)	(1.2)	46.9	45.7
Common stocks	483.5		(216.6)	266.9	684.1	257.1	941.2

	461.4		1,104.3	1,565.7	902.4	(847.1)	55.3

Derivatives:
Common stock and equity index short positions	(377.9)	(2)	183.4	(194.5)	(1,956.2) (2)	(25.8)	(1,982.0)
Common stock and equity index long positions	70.3	(2)	(23.8)	46.5	273.0 (2)	20.9	293.9
Credit default swaps	(8.5)		8.4	(0.1)	(30.3)	28.7	(1.6)
Equity warrants and call options	66.6		19.2	85.8	32.4 (5)	(14.7)	17.7
CPI-linked derivatives	–		17.7	17.7	–	(126.9)	(126.9)
Other	21.0		(10.7)	10.3	32.4	(37.8)	(5.4)

	(228.5)		194.2	(34.3)	(1,648.7)	(155.6)	(1,804.3)

Foreign currency gains (losses) on:
Investing activities	(55.8)		(98.7)	(154.5)	(5.7)	75.0	69.3
Underwriting activities	53.5		–	53.5	15.8	–	15.8
Foreign currency contracts	61.3		143.1	204.4	(13.8)	(8.9)	(22.7)

	59.0		44.4	103.4	(3.7)	66.1	62.4

Gain on disposition of associates	54.0	(3)	41.2 (4)	95.2	130.2 (5)	–	130.2

Other	6.1		0.1	6.2	(7.7)	0.1	(7.6)

Net gains (losses) on investments	352.0		1,384.2	1,736.2	(627.5)	(936.5)	(1,564.0)

(1)
During the fourth quarter of 2014, a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock).

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
During 2014 the company sold its holdings in MEGA Brands and two KWF LPs and recognized net realized gains of $15.3 and $31.4 respectively.

(4)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

(5)
During 2013 the company sold its investments in Imvescor, The Brick and a private company and recognized net realized gains of $13.9 ($6.2 related to common shares and $7.7 related to equity warrants), $111.9 and $12.1 respectively.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2014			Year ended December 31, 2014	December 31, 2013			Year ended December 31, 2013
	Ownership percentage	Fair value	Carrying value	Share of profit (loss)	Ownership percentage	Fair value	Carrying value	Share of profit (loss)
Insurance and reinsurance associates:
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(7)	26.0%	268.5	107.5	33.0	26.0%	261.0	80.1	10.1
Gulf Insurance Company ("Gulf Insurance")	41.4%	235.9	208.3	14.1	41.4%	242.3	216.0	8.8
Thai Re Public Company Limited ("Thai Re")(1)	30.0%	120.6	76.4	(13.7)	23.8%	96.5	49.9	(24.6)
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.3%	39.3	38.4	4.8	27.1%	33.7	37.0	3.6
Falcon Insurance PLC ("Falcon Thailand")	40.5%	9.0	9.0	1.6	40.5%	7.6	7.6	0.8

		673.3	439.6	39.8		641.1	390.6	(1.3)

Non-insurance associates:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(4)	–	274.9	274.9	13.5	–	351.4	351.4	38.9
Grivalia Properties REIC ("Grivalia Properties")(2)	40.6%	376.3	334.1	18.9	18.3%	122.0	73.0	1.8

		651.2	609.0	32.4		473.4	424.4	40.7

Other(8)(9)(11)
Resolute Forest Products Inc. ("Resolute")	30.5%	507.7	353.7	15.7	30.5%	462.1	391.4	38.5
Arbor Memorial Services Inc. ("Arbor Memorial")	41.8%	78.4	54.8	9.7	41.8%	62.1	50.1	3.3
Partnerships, trusts and other(5)(6)(10)	–	159.9	160.6	8.1	–	87.2	87.8	8.1
MEGA Brands Inc. ("MEGA Brands")(3)	–	–	–	–	27.4%	89.1	88.2	7.4

		746.0	569.1	33.5		700.5	617.5	57.3

		1,397.2	1,178.1	65.9		1,173.9	1,041.9	98.0

Investments in associates		2,070.5	1,617.7	105.7		1,815.0	1,432.5	96.7

(1)
During the third quarter of 2014 the company increased its ownership interest in Thai Re from 23.8% at December 31, 2013 to 30.0% at December 31, 2014 following participation in Thai Re's rights offering and a concurrent private placement (representing an aggregate increase in the carrying value of Thai Re of $41.3). During the third quarter of 2013 Thai Re sold a minority share of a wholly owned subsidiary to unrelated third parties and recognized a net gain in equity. The company recorded its $8.9 share of the after-tax net gain directly in equity.

(2)
During the first quarter of 2014 the company participated in Grivalia Properties' (formerly Eurobank Properties REIC prior to October 15, 2014) rights offering which increased its ownership from 18.3% at December 31, 2013 to 40.6% at December 31, 2014 (representing an increase in the carrying value of Grivalia Properties of $291.9).

(3)
On April 30, 2014 Mattel, Inc. acquired MEGA Brands. The company received net cash proceeds of $101.6 for its holdings in MEGA Brands and recognized a net gain on investment of $15.3 (including amounts previously recorded in accumulated other comprehensive income).

(4)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates ("Kennedy-Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy-Wilson holds the remaining limited partnership interests in each of the KWF LPs and is also the General Partner. For the KWF LPs where the company may exercise veto rights over one or more key activities, those partnerships are considered joint ventures under IFRS 11. Where the company has no veto rights over key activities, the company is considered to have significant influence under IAS 28. The equity method of accounting is applied to all of the KWF LPs.

  During 2014 the company sold its holdings in two KWF LPs and recognized net gains of $21.5 and $9.9 respectively.

(5)
On March 31, 2014 the company, through its subsidiaries, acquired a 40.0% interest in AFGRI Limited ("AgriCo") for cash consideration of $78.5. AgriCo is a leading South African agricultural services and foods group.

(6)
During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Resorts for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2. See note 23.

(7)
During the first quarter of 2013 the company participated in ICICI Lombard's rights offering and paid $4.8 to maintain its 26.0% ownership interest.

(8)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of Cdn$221.2 (Cdn$5.40 per common share) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

(9)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

(10)
On January 18, 2013 the company sold all of its ownership interest in a private company for net proceeds of $14.0 and recognized a net gain on investment of $12.1.

(11)
The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. See note 23.

Changes in the investments in associates balances for the years ended December 31 were as follows:

	2014	2013
Balance – January 1	1,432.5	1,355.3
Share of pre-tax comprehensive income (loss) of associates:
Share of profit of associates	105.7	96.7
Share of other comprehensive loss, excluding gains (losses) on defined benefit plans	(67.5)	(15.3)
Share of gains (losses) on defined benefit plans	(50.8)	12.5

	(12.6)	93.9
Dividends received	(29.1)	(9.1)
Acquisitions, divestitures and net changes in capitalization	309.4	(8.4)
Change in status from associate to subsidiary (note 23)	(61.5)	–
Foreign exchange effect and other	(21.0)	0.8

Balance – December 31	1,617.7	1,432.5

The company's strategic investment of $97.5 at December 31, 2014 (December 31, 2013 – $108.6) in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the notional amount and fair value of the company's derivative financial instruments:

	December 31, 2014				December 31, 2013
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions–		4,891.8	29.8	97.2	–	4,583.0	2.5	123.8
Equity total return swaps – short positions	–	1,965.1	97.7	36.5	–	1,744.4	15.4	84.8
Equity total return swaps – long positions	–	177.9	–	15.9	–	263.5	15.4	7.5
Equity call options	–	–	–	–	–	13.0	1.7	–
Warrants	15.6	143.5	35.2	–	15.6	150.5	15.4	–
CPI-linked derivative contracts	655.4	111,797.9	238.4	–	545.8	82,866.9	131.7	–
Foreign exchange forward contracts	–	–	121.3	5.3	–	–	15.6	42.8
Other derivative contracts	–	–	27.7	5.9	–	–	39.1	9.5

Total			550.1	160.8			236.8	268.4

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. During 2014 the company's equity and equity-related holdings after equity hedges produced net gains of $347.4 (2013 – net losses of $536.9).

During 2014 the company paid net cash of $377.9 (2013 – $1,956.2) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. Refer to note 24 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	December 31, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,204.70	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	854.85	13,044,000	206.1	641.12	783.75
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,701.9	–	–	–	1,481.8	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

As at December 31, 2014 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.5 (December 31, 2013 – $267.8). During 2014 the company received net cash of $70.3 (2013 – $273.0) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2014 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $969.7 (December 31, 2013 – $927.3), comprised of collateral of $788.6 (December 31, 2013 – $723.2) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $181.1 (December 31, 2013 – $204.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At December 31, 2014 the warrants have expiration dates ranging from 1 year to 8 years (December 31, 2013 – 2 years to 9 years).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2014 these contracts have a remaining weighted average life of 7.4 years (December 31, 2013 – 7.5 years) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indexes underlying the company's CPI-linked derivative contracts:

		December 31, 2014				December 31, 2013
		Notional Amount				Notional Amount
Underlying CPI index	Floor rate(1)	Original currency	U.S. dollars	Weighted average strike price	Index value at period end	Original currency	U.S. dollars	Weighted average strike price	Index value at period end
United States	0.0%	46,225.0	46,225.0	231.32	234.81	34,375.0	34,375.0	230.43	233.05
United States	0.5%	12,600.0	12,600.0	238.30	234.81	–	–	–	–
United Kingdom	0.0%	3,300.0	5,145.6	243.82	257.50	3,300.0	5,465.7	243.82	253.40
European Union	0.0%	36,775.0	44,499.7	111.24	117.01	28,475.0	39,236.9	109.85	117.28
France	0.0%	2,750.0	3,327.6	124.85	125.81	2,750.0	3,789.3	124.85	125.82

			111,797.9				82,866.9

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

During 2014 the company purchased $35,954.2 (2013 – $32,327.7) notional amount of CPI-linked derivative contracts at a cost of $120.6 (2013 – $99.8). Additional premiums of $24.0 were paid in 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $17.7 in 2014 (2013 – net unrealized losses of $126.9).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2014 consisted of cash of $27.8 and government securities of $164.5 (December 31, 2013 – $25.3 and $25.1 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2014. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 24.

Hedge of net investment in Canadian subsidiaries

The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,488.7 (December 31, 2013 – principal amount of Cdn$1,525.0 with a fair value of $1,544.4) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In 2014 the company recognized pre-tax gains of $118.7 (2013 – $96.9) related to foreign currency movements on the unsecured senior notes in change in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2014			December 31, 2013
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,689.6	395.7	2,293.9	2,680.9	408.1	2,272.8
Provision for losses and loss adjustment expenses	17,749.1	3,355.7	14,393.4	19,212.8	4,213.3	14,999.5

Total insurance contract liabilities	20,438.7	3,751.4	16,687.3	21,893.7	4,621.4	17,272.3

Current	6,985.2	1,894.0	5,091.2	7,327.6	2,002.5	5,325.1
Non-current	13,453.5	1,857.4	11,596.1	14,566.1	2,618.9	11,947.2

	20,438.7	3,751.4	16,687.3	21,893.7	4,621.4	17,272.3

At December 31, 2014 the company's net loss reserves of $14,393.4 (December 31, 2013 – $14,999.5) were comprised of case reserves of $7,285.0 and IBNR of $7,108.4 respectively (December 31, 2013 – $7,811.3 and $7,188.2 respectively).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2014	2013
Provision for unearned premiums – January 1	2,680.9	2,727.4
Gross premiums written	7,459.9	7,227.1
Less: premiums earned	(7,358.2)	(7,294.0)
Acquisitions of subsidiaries	2.6	83.2
Foreign exchange effect and other	(95.6)	(62.8)

Provision for unearned premiums – December 31	2,689.6	2,680.9

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2014	2013
Provision for losses and loss adjustment expenses – January 1	19,212.8	19,648.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(473.9)	(470.3)
Losses and expenses for claims occurring in the current year	4,901.3	5,085.9
Paid on claims occurring during:
the current year	(1,201.4)	(1,212.8)
the prior years	(4,081.0)	(4,358.7)
Acquisitions of subsidiaries	0.4	690.3
Foreign exchange effect and other	(609.1)	(170.4)

Provision for losses and loss adjustment expenses – December 31	17,749.1	19,212.8

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar years' provision for losses and loss adjustment expenses as at December 31, 2014.

	Calendar year
	2007	2008	2009	2010	2011	2012	2013	2014
Provision for losses and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1
Less: CTR Life(1)	21.5	34.9	27.6	25.3	24.2	20.6	17.9	15.2

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9
Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1
Two years later	5,130.8	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1
Three years later	6,784.9	7,070.7	6,846.3	7,063.1	7,920.3
Four years later	8,124.6	8,318.7	7,932.7	8,333.3
Five years later	9,079.0	9,189.1	8,936.9
Six years later	9,730.6	10,039.4
Seven years later	10,458.1
Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6
Two years later	14,493.8	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4
Three years later	14,579.9	14,912.4	14,921.6	15,705.6	16,721.0
Four years later	14,679.5	15,127.5	14,828.9	15,430.4
Five years later	14,908.6	15,091.0	14,663.1
Six years later	14,947.2	15,011.7
Seven years later	14,964.2
Favourable (unfavourable) development	(142.5)	(579.4)	(185.9)	593.6	487.0	1,098.8	819.3
Comprised of – favourable (unfavourable):
Effect of foreign currency translation	208.8	(348.4)	44.1	231.3	221.9	446.0	345.4
Loss reserve development	(351.3)	(231.0)	(230.0)	362.3	265.1	652.8	473.9

	(142.5)	(579.4)	(185.9)	593.6	487.0	1,098.8	819.3

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the manner in which the company manages foreign currency risk is discussed further in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2014 of $473.9 in the table preceding this paragraph was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2014		2013
	Gross	Net	Gross	Net(1)
Asbestos
Balance – beginning of year	1,353.1	981.8	1,426.4	953.7
Losses and loss adjustment expenses incurred	49.3	36.4	77.2	18.6
Losses and loss adjustment expenses paid	(178.1)	(121.5)	(150.5)	9.5

Balance – end of year	1,224.3	896.7	1,353.1	981.8

(1)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced the losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2014		December 31, 2013
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	20,383.6	20,438.7	21,276.4	21,893.7
Ceded reinsurance contracts	3,641.4	3,751.4	4,386.7	4,621.4

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers' share thereof) do not reflect discounting. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2014		December 31, 2013
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	19,808.9	3,552.6	20,677.0	4,275.0
100 basis point decline	21,004.5	3,737.0	21,924.3	4,506.7

9.    Reinsurance

Reinsurers' share of insurance contract liabilities is comprised as follows:

	December 31, 2014			December 31, 2013
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,410.0	(54.3)	3,355.7	4,276.8	(63.5)	4,213.3
Reinsurers' share of paid losses	380.7	(150.0)	230.7	518.6	(165.3)	353.3
Provision for unearned premiums	395.7	–	395.7	408.1	–	408.1

	4,186.4	(204.3)	3,982.1	5,203.5	(228.8)	4,974.7

Current			2,070.6			2,292.3
Non-current			1,911.5			2,682.4

			3,982.1			4,974.7

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Further compounding these effects has been the relatively benign level of catastrophe losses for reinsurers in the United States over the last number of years. The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 24 discusses the company's management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management's judgment on future collectability.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2014
	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2014	518.6	4,276.8	408.1	(228.8)	4,974.7
Reinsurers' share of losses paid to insureds	1,380.2	(1,380.2)	–	–	–
Reinsurance recoveries received	(1,507.6)	–	–	–	(1,507.6)
Reinsurers' share of losses or premiums earned	–	626.9	(1,142.0)	–	(515.1)
Premiums ceded to reinsurers	–	–	1,158.1	–	1,158.1
Change in provision, recovery or write-off of impaired balances	(3.0)	(0.3)	–	22.9	19.6
Acquisitions of subsidiaries	–	–	–	–	–
Foreign exchange effect and other	(7.5)	(113.2)	(28.5)	1.6	(147.6)

Balance – December 31, 2014	380.7	3,410.0	395.7	(204.3)	3,982.1

	2013
	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2013	469.6	4,663.7	427.4	(269.9)	5,290.8
Reinsurers' share of losses paid to insureds	1,444.1	(1,444.1)	–	–	–
Reinsurance recoveries received	(1,421.4)	–	–	–	(1,421.4)
Reinsurers' share of losses or premiums earned	–	900.6	(1,216.7)	–	(316.1)
Premiums ceded to reinsurers	–	–	1,190.9	–	1,190.9
Change in provision, recovery or write-off of impaired balances	5.6	(2.8)	–	40.0	42.8
Acquisitions of subsidiaries	37.6	199.8	18.2	–	255.6
Foreign exchange effect and other	(16.9)	(40.4)	(11.7)	1.1	(67.9)

Balance – December 31, 2013	518.6	4,276.8	408.1	(228.8)	4,974.7

Included in commissions, net in the consolidated statement of earnings is commission income earned on premiums ceded to reinsurers in 2014 of $261.0 (2013 – $243.7).

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments.

On March 29, 2013 TIG Insurance commuted a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2014	December 31, 2013
Insurance premiums receivable	1,262.7	1,192.1
Reinsurance premiums receivable	427.0	527.4
Funds withheld receivable	223.3	228.3
Other	50.6	101.3
Provision for uncollectible balances	(31.9)	(32.1)

	1,931.7	2,017.0

The following changes have occurred in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31:

	Insurance premiums receivable		Reinsurance premiums receivable
	2014	2013	2014	2013
Balance – January 1	1,192.1	1,151.1	527.4	605.3
Gross premiums written	5,322.9	5,078.9	2,137.0	2,148.2
Premiums collected	(4,825.5)	(4,677.1)	(1,704.4)	(1,690.2)
Impairments	(1.0)	(0.1)	(2.8)	0.2
Amounts due to brokers and agents	(387.2)	(340.6)	(516.7)	(550.3)
Acquisitions of subsidiaries	0.2	21.5	–	–
Foreign exchange effect and other	(38.8)	(41.6)	(13.5)	14.2

Balance – December 31	1,262.7	1,192.1	427.0	527.4

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2014	2013
Balance – January 1	462.4	463.1
Acquisition costs deferred	1,360.0	1,305.3
Amortization of deferred costs	(1,312.6)	(1,300.2)
Foreign exchange effect and other	(12.2)	(5.8)

Balance – December 31	497.6	462.4

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2014	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8
Additions	220.9	55.3	33.3	15.9	3.0	–	328.4
Disposals	–	–	(0.5)	(0.5)	–	–	(1.0)
Amortization and impairment of intangible assets	–	(19.3)	(22.1)	(7.7)	–	–	(49.1)
Foreign exchange effect	(23.5)	(5.3)	(0.8)	–	(1.3)	(0.9)	(31.8)

Balance – December 31, 2014	1,048.7	273.7	69.1	42.7	64.0	60.1	1,558.3

Gross carrying amount	1,048.7	362.1	192.9	56.8	64.0	60.1	1,784.6
Accumulated amortization	–	(88.4)	(115.2)	(14.1)	–	–	(217.7)
Accumulated impairment	–	–	(8.6)	–	–	–	(8.6)

	1,048.7	273.7	69.1	42.7	64.0	60.1	1,558.3

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2013	791.1	254.5	82.5	4.2	122.3	66.6	1,321.2
Additions	83.2	14.2	27.2	32.1	10.6	–	167.3
Disposals	–	–	(0.9)	–	(65.7)	–	(66.6)
Amortization and impairment of intangible assets	–	(19.6)	(48.5)	(1.3)	–	–	(69.4)
Foreign exchange effect	(23.0)	(6.1)	(1.1)	–	(4.9)	(5.6)	(40.7)

Balance – December 31, 2013	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8

Gross carrying amount	851.3	314.9	161.8	41.6	62.3	61.0	1,492.9
Accumulated amortization	–	(71.9)	(94.0)	(6.6)	–	–	(172.5)
Accumulated impairment	–	–	(8.6)	–	–	–	(8.6)

	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8

Goodwill and intangible assets are allocated to the respective cash-generating units ("CGUs") as follows:

	December 31, 2014			December 31, 2013
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Zenith National	317.6	136.3	453.9	317.6	145.9	463.5
Crum & Forster	153.1	141.7	294.8	108.7	78.4	187.1
OdysseyRe	116.0	66.7	182.7	104.2	64.7	168.9
Northbridge	102.3	74.6	176.9	102.7	75.2	177.9
U.S. Runoff	34.4	9.0	43.4	34.4	11.6	46.0
Thomas Cook India	77.0	44.2	121.2	78.6	45.6	124.2
Sterling Resorts	66.3	0.4	66.7	–	–	–
The Keg	62.6	–	62.6	–	–	–
IKYA	31.2	20.6	51.8	24.5	21.9	46.4
All other	88.2	16.1	104.3	80.6	17.2	97.8

	1,048.7	509.6	1,558.3	851.3	460.5	1,311.8

At December 31, 2014 consolidated goodwill of $1,048.7 and intangible assets of $509.6 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisitions of Pethealth, Sterling Resorts and The Keg during 2014, American Safety, Hartville and IKYA during 2013, Thomas Cook India during 2012, First Mercury, Pacific Insurance and Sporting Life during 2011, Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2014 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of a CGU is calculated as the higher of value in use and fair value less costs of disposal. The recoverable amount of each CGU was based on fair value less costs of disposal, determined on the basis of market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including forecasts of operating cash flows, premium volumes, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. Forecasts of future cash flows are based on the best estimates of future premiums or revenue, operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management. The cash flow forecasts are adjusted by applying appropriate discount rates within a range of 8.4% to 12.9% for insurance business and 10.5% to 18.7% for non-insurance business. The weighted average growth rate used to extrapolate cash flows beyond five years was 3.0%. A reasonably possible change in any key assumption is not expected to cause the carrying value of any CGU to exceed its recoverable amount.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2014			December 31, 2013
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	123.7	327.9	451.6	133.4	107.8	241.2
Accrued interest and dividends	128.5	0.1	128.6	136.7	–	136.7
Income taxes refundable	40.7	10.4	51.1	103.3	10.8	114.1
Receivables for securities sold but not yet settled	16.9	–	16.9	56.5	–	56.5
Deferred compensation plans	48.4	–	48.4	49.1	–	49.1
Pension assets (note 21)	33.1	–	33.1	45.2	–	45.2
Prepaid expenses	37.9	10.2	48.1	38.3	6.7	45.0
Other reporting segment sales receivables	–	185.5	185.5	–	101.1	101.1
Other reporting segment inventories	–	129.0	129.0	–	79.2	79.2
Other	172.0	83.3	255.3	161.1	58.9	220.0

	601.2	746.4	1,347.6	723.6	364.5	1,088.1

Current	330.6	379.0	709.6	409.0	202.2	611.2
Non-current	270.6	367.4	638.0	314.6	162.3	476.9

	601.2	746.4	1,347.6	723.6	364.5	1,088.1

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2014			December 31, 2013
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Payable to reinsurers	391.6	–	391.6	480.5	–	480.5
Salaries and employee benefit liabilities	173.0	31.4	204.4	209.4	8.9	218.3
Pension and post retirement liabilities (note 21)	175.2	23.4	198.6	148.5	18.4	166.9
Amounts withheld and accrued taxes	87.5	38.2	125.7	67.0	32.2	99.2
Ceded deferred premium acquisition costs	91.3	–	91.3	79.7	–	79.7
Accrued commissions	69.0	0.3	69.3	67.6	0.4	68.0
Accrued premium taxes	55.9	–	55.9	62.6	–	62.6
Amounts payable to agents and brokers	16.7	–	16.7	61.8	–	61.8
Accrued interest expense	40.6	0.7	41.3	36.4	0.1	36.5
Accrued legal and professional fees	24.3	3.0	27.3	25.4	0.6	26.0
Accounts payable for securities purchased but not yet settled	14.8	–	14.8	22.4	–	22.4
Deferred gift card revenue	–	64.0	64.0	–	–	–
Other reporting segment payables related to cost of sales	–	177.0	177.0	–	87.3	87.3
Administrative and other	409.7	141.5	551.2	367.6	63.8	431.4

	1,549.6	479.5	2,029.1	1,628.9	211.7	1,840.6

Current	969.9	347.4	1,317.3	1,026.1	160.1	1,186.2
Non-current	579.7	132.1	711.8	602.8	51.6	654.4

	1,549.6	479.5	2,029.1	1,628.9	211.7	1,840.6

15.  Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	December 31, 2014			December 31, 2013
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness – non-insurance companies(c)
Ridley secured revolving facility at floating rate	2.4	2.4	2.4	4.8	4.8	4.8
Thomas Cook India short term loans and bank overdraft primarily at fixed rates	4.6	4.6	4.6	6.0	6.0	6.0
IKYA credit facilities and bank overdraft at floating rates	27.6	27.6	27.6	10.3	10.3	10.3
Other loans and bank overdraft primarily at floating rates	3.0	3.0	3.0	4.7	4.7	4.7

	37.6	37.6	37.6	25.8	25.8	25.8

Long term debt – non-insurance companies(c)
The Keg Cdn$57.0 million note at 7.5% due May 31, 2042(1)	49.2	49.2	49.2	–	–	–
The Keg term loan at floating rate due July 1, 2016(1)	31.1	30.7	30.7	–	–	–
Thomas Cook India debentures (INR 1.0 billion) at 10.52% due April 15, 2018(2)	15.8	15.8	16.5	16.2	16.1	16.1
Other loans	3.3	3.3	3.3	2.2	2.8	2.8

	99.4	99.0	99.7	18.4	18.9	18.9

Long term debt – holding company borrowings
Fairfax unsecured notes:
8.25% due October 1, 2015(3)	82.4	82.4	86.4	82.4	82.3	91.3
7.375% due April 15, 2018(3)	144.2	144.1	163.7	144.2	144.0	161.7
7.50% due August 19, 2019 (Cdn$400.0)(4)	345.3	343.2	402.1	376.5	373.8	426.2
7.25% due June 22, 2020 (Cdn$275.0)(4)	237.4	236.1	275.5	258.8	257.2	290.0
5.80% due May 15, 2021(5)	500.0	496.1	522.4	500.0	495.5	507.0
6.40% due May 25, 2021 (Cdn$400.0)(4)	345.3	342.7	388.2	376.5	373.5	400.9
5.84% due October 14, 2022 (Cdn$450.0)(2)(4)	388.5	394.0	422.9	423.5	429.7	427.3
4.875% due August 13, 2024(1)	300.0	294.4	296.7	–	–	–
8.30% due April 15, 2026(3)	91.8	91.5	115.7	91.8	91.5	107.4
7.75% due July 15, 2037(3)	91.3	90.2	107.2	91.3	90.2	93.9
Trust preferred securities of subsidiaries(1)(6)	2.1	2.1	2.1	9.1	9.1	9.2
Purchase consideration payable(7)	139.7	139.7	139.7	144.2	144.2	144.2

	2,668.0	2,656.5	2,922.6	2,498.3	2,491.0	2,659.1

Long term debt – insurance and reinsurance companies
OdysseyRe unsecured senior notes:
6.875% due May 1, 2015(8)	125.0	124.9	127.2	125.0	124.5	134.7
Series A, floating rate due March 15, 2021(9)	50.0	49.8	50.2	50.0	49.9	47.3
Series B, floating rate due March 15, 2016(1)(9)	–	–	–	50.0	49.9	50.6
Series C, floating rate due December 15, 2021(10)	40.0	39.9	41.0	40.0	39.9	38.5
First Mercury floating rate trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% redeemable debentures due August 1, 2028	38.4	38.1	38.1	38.4	38.1	38.1
Advent floating rate subordinated notes due June 3, 2035	48.5	47.1	43.8	50.5	49.0	45.5
Advent floating rate unsecured senior notes due 2026	46.0	44.7	46.0	46.0	44.6	46.0
American Safety floating rate trust preferred securities due December 15, 2035(1)(2)	–	–	–	25.0	21.5	21.5

	389.3	385.9	387.7	466.3	458.8	463.6

Long term debt	3,156.7	3,141.4	3,410.0	2,983.0	2,968.7	3,141.6

Current	216.7			5.4
Non-current	2,940.0			2,977.6

	3,156.7			2,983.0

(a)
Principal net of unamortized issue costs and discounts.

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(1)
During 2014 the company and its subsidiaries completed the following debt transactions:

(a)
On December 15, 2014 Runoff redeemed $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0 and recorded a loss on repurchase of long term debt of $3.5 in other expenses in the consolidated statement of earnings.

(b)
On December 15, 2014 OdysseyRe redeemed $50.0 principal amount of its Series B unsecured senior notes due 2016 for cash consideration of $50.0.

(c)
On August 13, 2014 the company through its wholly-owned subsidiary, Fairfax (US) Inc., completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 at an issue price of 99.026 for net proceeds after discount, commissions and expenses of $294.2. Commissions and expenses of $2.9 were included as part of the carrying value of the debt. These senior notes are guaranteed by Fairfax and redeemable at the issuer's option, in whole at any time or in part from time to time, at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 37.5 basis points together, in each case, with accrued interest thereon to the date of redemption.

(d)
The company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1 in other expenses in the consolidated statement of earnings.

(e)
On February 4, 2014 the company assumed $86.1 of long term debt of The Keg pursuant to the transaction described in note 23. At that date the long term debt was comprised of a note payable with a principal amount of $51.4 (Cdn$57.0) bearing interest at 7.50% per annum due May 31, 2042 and term loans with a principal amount of $34.7 (Cdn$38.4) bearing interest at a floating rate due July 1, 2016.

(2)
During 2013 the company and its subsidiaries completed the following debt transactions:

(a)
On November 1, 2013 OdysseyRe repaid the $182.9 principal amount of its unsecured senior notes upon maturity.

(b)
On October 3, 2013 pursuant to the acquisition of American Safety described in note 23, the company assumed the $35.5 carrying value of trust preferred securities issued by American Safety Capital Trust I, II, and III (statutory business trust subsidiaries of American Safety). On November 25, 2013 and December 31, 2013 American Safety redeemed all $8.0 and $5.0 principal amounts of its outstanding Trust I and Trust II preferred securities for cash consideration of $8.2 and $5.2 respectively.

(c)
On April 15, 2013 Thomas Cook India issued $18.3 (1.0 billion Indian rupees) principal amount of 10.52% debentures due 2018 at par value for net proceeds after commissions and expenses of $18.2 (993.1 million Indian rupees). Commissions and expenses of $0.1 (6.9 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $6.1 (333.3 million Indian rupees) in each of 2016, 2017 and 2018.

(d)
On January 22, 2013 the company repurchased $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013 the company redeemed the remaining $36.2 principal amount outstanding of its unsecured senior notes due 2017 for cash consideration of $37.7 and recorded a loss on repurchase of long term debt of $3.4 (inclusive of $1.5 of unamortized issue costs). The loss is reflected in other expenses in the consolidated statement of earnings.

(e)
On January 21, 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) were included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of Fairfax unsecured senior notes due 2022 was outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(3)
This debt has no provision for redemption prior to the contractual maturity date. During 2002 the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2014 was $20.9 (December 31, 2013 – $22.8).

(4)
Redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par.

(5)
Redeemable at the company's option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points together, in each case, with accrued interest thereon to the date of redemption.

(6)
TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, issued 8.597% mandatory redeemable capital securities, maturing in 2027.

(7)
On December 16, 2002 the company acquired Xerox's 72.5% economic interest in TRG, the holding company of International Insurance Company ("IIC"), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

(8)
Redeemable at OdysseyRe's option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points together, in each case, with accrued interest thereon to the date of redemption.

(9)
The Series A and Series B notes are callable by OdysseyRe on any interest payment date at their par value plus accrued and unpaid interest. The interest rate on each series of debenture is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(10)
The Series C notes are callable by OdysseyRe on any interest payment date at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.50% and is reset after every payment date.

Consolidated interest expense in 2014 of $206.3 (2013 – $211.2) was comprised of interest on long term debt and subsidiary indebtedness of $201.2 and $5.1 respectively (2013 – $207.9 and $3.3 respectively).

Principal repayments on long term debt are due as follows:

2015	216.7
2016	41.1
2017	134.1
2018	149.4
2019	345.3
Thereafter	2,270.1

Subsequent to December 31, 2014

On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) will be included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering will form part of the financing for the Brit Offer described in note 23.

On February 16, 2015, a Canadian chartered bank provided the company with a £1.2 billion commitment for the full amount of the consideration payable pursuant to the Brit Offer as described in note 23.

Credit Facilities

On December 18, 2012 Fairfax extended the term of its $300.0 unsecured revolving credit facility (the "credit facility") with a syndicate of lenders to December 31, 2016. As at December 31, 2014 no amounts had been drawn on the credit facility.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2014 included 1,548,000 (December 31, 2013 – 1,548,000) multiple voting shares and 20,865,645 (December 31, 2013 – 20,865,653) subordinate voting shares without par value prior to deducting 438,247 (December 31, 2013 – 414,421) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not publicly traded.

Subsequent to December 31, 2014

On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1) after commissions and expenses of $24.4 (Cdn$30.4).

On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1). Series M preferred shares are redeemable by the company on March 31, 2020 and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of the unredeemed Series M preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series N on March 31, 2020 and on each subsequent five-year anniversary date. The Series N preferred shares (of which none are currently issued) will have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 3.98%.

The net proceeds from the above offerings will form part of the financing for the Brit Offer described in note 23.

Common stock

The number of shares outstanding was as follows:

	2014	2013
Subordinate voting shares – January 1	20,451,232	19,496,641
Issuances during the year	–	1,000,000
Purchases for cancellation	(8)	(36)
Net treasury shares acquired	(23,826)	(45,373)

Subordinate voting shares – December 31	20,427,398	20,451,232
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	21,176,168	21,200,002

During 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2014 the company repurchased 8 shares (2013 – 36) for cancellation from former employees. The company also acquires its own subordinate voting shares on the open market for its share-based payment awards. During 2014 the company repurchased for treasury 23,826 subordinate voting shares (2013 – 45,373) for use in its share-based payment awards.

On November 15, 2013 the company issued 1 million subordinate voting shares at a price of Cdn$431.00 per share, resulting in net proceeds of $399.5 (Cdn$417.1) after commissions and expenses of $13.3 (Cdn$13.9).

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2015	January 20, 2015	January 27, 2015	$10.00	$216.1
January 3, 2014	January 21, 2014	January 28, 2014	$10.00	$215.7
January 4, 2013	January 22, 2013	January 29, 2013	$10.00	$205.5

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series G	Series I	Series K	Total
Balance – January 1 and December 31, 2013	10,000,000	–	8,000,000	10,000,000	12,000,000	9,500,000	49,500,000
Repurchases	–	–	(75,326)	–	–	–	(75,326)
Conversions	(3,983,616)	3,983,616	–	–	–	–	–

Balance – December 31, 2014	6,016,384	3,983,616	7,924,674	10,000,000	12,000,000	9,500,000	49,424,674

The carrying value of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series G	Series I	Series K	Total
Balance – January 1 and December 31, 2013	227.2	–	183.1	235.9	288.5	231.7	1,166.4
Repurchases	–	–	(1.7)	–	–	–	(1.7)
Conversions	(90.5)	90.5	–	–	–	–	–

Balance – December 31, 2014	136.7	90.5	181.4	235.9	288.5	231.7	1,164.7

On December 31, 2014 holders of Series C preferred shares converted 3,983,616 shares into Series D preferred shares.

During 2014, under the terms of its normal course issuer bid, the company repurchased for cancellation 75,326 Series E preferred shares (2013 – nil) with a carrying value of $1.7 for a net cost of $1.2.

The terms of the company's cumulative five-year rate reset preferred shares are as follows:

	Next redemption date	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum
Series C(1)	December 31, 2019	6,016,384	Cdn $150.4	Cdn $25.00	4.58%
Series D(1)(3)	December 31, 2019	3,983,616	Cdn $99.6	Cdn $25.00	–
Series E(2)	March 31, 2015	7,924,674	Cdn $198.1	Cdn $25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $250.0	Cdn $25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $300.0	Cdn $25.00	5.00%
Series K(2)	March 31, 2017	9,500,000	Cdn $237.5	Cdn $25.00	5.00%
(1)
Fixed rate cumulative Series C and floating rate cumulative Series D preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C and Series D preferred shares will have the right, at their option, to convert their shares from Series C to Series D, or vice versa, on December 31, 2019, and on each subsequent five-year anniversary date.

(2)
Series E, Series G, Series I and Series K preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G, Series I and Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015), Series J (on December 31, 2015) and Series L (on March 31, 2017) respectively and on each subsequent five-year anniversary date. The Series F, Series H, Series J and Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada treasury bill yield current on March 31, 2015, September 30, 2015, December 31, 2015 and March 31, 2017, or any subsequent five-year anniversary plus 2.16%, 2.56%, 2.85% and 3.51% respectively.

(3)
Series D preferred shares have a dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, with rate resets at the end of each calendar quarter.

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2014			December 31, 2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings:
Currency translation account	5.5	(21.3)	(15.8)	66.0	(7.2)	58.8
Share of accumulated other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(83.3)	12.9	(70.4)	(15.8)	(1.9)	(17.7)

	(77.8)	(8.4)	(86.2)	50.2	(9.1)	41.1

Items that will not be subsequently reclassified to net earnings:
Share of gains (losses) on defined benefit plans of associates	(38.3)	10.5	(27.8)	12.5	(3.6)	8.9
Gains (losses) on defined benefit plans	(7.8)	3.7	(4.1)	36.2	(7.8)	28.4

	(46.1)	14.2	(31.9)	48.7	(11.4)	37.3

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(123.9)	5.8	(118.1)	98.9	(20.5)	78.4

Other comprehensive income (loss)

The amounts related to each component of consolidated other comprehensive income (loss) for the years ended December 31 were as follows:

	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings:
Change in unrealized foreign currency translation gains (losses) on foreign operations	(186.6)	(14.1)	(200.7)	(174.2)	9.8	(164.4)
Change in gains on hedge of net investment in Canadian subsidiaries	118.7	–	118.7	96.9	–	96.9
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(67.5)	14.8	(52.7)	(15.3)	2.4	(12.9)

	(135.4)	0.7	(134.7)	(92.6)	12.2	(80.4)

Items that will not be subsequently reclassified to net earnings:
Share of gains (losses) on defined benefit plans of associates	(50.8)	14.1	(36.7)	12.5	(3.6)	8.9
Change in gains (losses) on defined benefit plans	(44.6)	11.7	(32.9)	45.8	(14.5)	31.3

	(95.4)	25.8	(69.6)	58.3	(18.1)	40.2

Other comprehensive income (loss)	(230.8)	26.5	(204.3)	(34.3)	(5.9)	(40.2)

Non-controlling interests

Year ended December 31, 2014

On September 3, 2014 Thomas Cook India increased its ownership interest in Sterling Resorts from 41.9% to 55.1%, pursuant to the transaction described in note 23, and recorded non-controlling interests of $74.1 on its consolidated balance sheet.

On May 21, 2014 Fairfax Asia acquired an 80.0% interest in Fairfax Indonesia, pursuant to the transaction described in note 23, and recorded non-controlling interests of $1.0 on its consolidated balance sheet.

On February 4, 2014 the company acquired a 51.0% interest in The Keg, pursuant to the transaction described in note 23, and recorded non-controlling interests of $10.8 on its consolidated balance sheet.

Year ended December 31, 2013

In October 2013 the company contributed its 81.7% interest in Prime Restaurants to Cara Operations Limited, pursuant to the transaction described in note 23, and derecognized non-controlling interests in Prime Restaurants of $13.4 from its consolidated balance sheet.

In May 2013 the company acquired a 58.0% economic interest in IKYA, pursuant to the transaction described in note 23, and recorded non-controlling interests of $13.9 on its consolidated balance sheet.

In May 2013 Thomas Cook India completed a private placement of newly issued common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India), pursuant to the transaction described in note 23, which reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013. The company recorded additional non-controlling interests in Thomas Cook India of $31.9 on its consolidated balance sheet as a result of the 12.1% change in the company's ownership.

17.  Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	2014	2013
Net earnings (loss) attributable to shareholders of Fairfax	1,633.2	(573.4)
Preferred share dividends	(56.9)	(60.8)
Excess of book value over consideration of preferred shares purchased for cancellation	0.5	–

Net earnings (loss) attributable to common shareholders – basic and diluted	1,576.8	(634.2)

Weighted average common shares outstanding – basic	21,186,325	20,360,251
Share-based payment awards(1)	411,814	–

Weighted average common shares outstanding – diluted	21,598,139	20,360,251

Net earnings (loss) per common share – basic	$74.43	$(31.15)
Net earnings (loss) per common share – diluted	$73.01	$(31.15)
(1)
Anti-dilutive share-based payment awards of 313,898 were excluded from the calculation of net loss per diluted common share in 2013.

18.  Income Taxes

The company's provision for (recovery of) income taxes for the years ended December 31 was as follows:

	2014	2013
Current income tax
Current year expense	184.8	30.2
Adjustments to prior years' income taxes	(33.2)	(35.0)

	151.6	(4.8)

Deferred income tax
Origination and reversal of temporary differences	514.2	(512.4)
Adjustments to prior years' deferred income taxes	8.8	77.2
Other	(1.3)	3.4

	521.7	(431.8)

Provision for (recovery of) income taxes	673.3	(436.6)

A significant portion of the company's earnings (loss) before income taxes is incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31, 2014 and 2013 are summarized in the following table:

	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total
Earnings (loss) before income taxes	133.1	1,755.7	449.1	2,337.9	(114.6)	(1,061.5)	175.0	(1,001.1)
Provision for (recovery of) income taxes	48.7	570.1	54.5	673.3	(8.7)	(464.3)	36.4	(436.6)

Net earnings (loss)	84.4	1,185.6	394.6	1,664.6	(105.9)	(597.2)	138.6	(564.5)

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The increase in pre-tax profitability in the Canada, U.S. and Other in 2014 compared to 2013, primarily reflected realized and unrealized net investment gains and an improvement in underwriting results.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31, 2014 and 2013 are summarized in the following table:

	2014	2013
Canadian statutory income tax rate	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	619.5	(265.3)
Non-taxable investment income	(109.2)	(166.4)
Tax rate differential on income and losses incurred outside Canada	121.8	(125.0)
Recovery relating to prior years	(17.4)	(25.2)
Change in unrecorded tax benefit of losses and temporary differences	24.4	107.7
Foreign exchange	22.7	18.9
Change in tax rate for deferred income taxes	(10.9)	2.6
Other including permanent differences	22.4	16.1

Provision for (recovery of) income taxes	673.3	(436.6)

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. In 2014 it also included a provision for income taxes of $38.0 following an internal reorganization of the U.S. shareholders of OdysseyRe (see note 25) that triggered the release of taxable gains on intercompany transactions within the U.S. consolidated tax group that had been deferred in prior years.

The tax rate differential on income and losses incurred outside Canada of $121.8 in 2014 principally reflected significant pre-tax net unrealized investment gains, combined with improved underwriting results in the U.S. The tax rate differential on income and losses incurred outside Canada of $125.0 in 2013 principally reflected significant pre-tax net unrealized investment losses on bonds and equity hedges in the U.S. The statutory income tax rate in the U.S. is significantly higher than the Canadian statutory income tax rate.

The recovery relating to prior years of $17.4 in 2014 and $25.2 in 2013 was primarily due to the release of provisions following the completion of prior year income tax audits.

The change in unrecorded tax benefit of losses and temporary differences in 2014 was primarily comprised of deferred tax assets in Canada of $28.1 (2013 – $45.8) that were not recorded by the company because the related pre-tax losses did not meet the applicable recognition criteria under IFRS, and the de-recognition of $9.0 (2013 – $50.0) of U.S. foreign tax credits which had been recorded as deferred tax assets in prior years after determining that it was no longer probable that those tax credits could be utilized prior to expiration.

Income taxes refundable and payable were as follows:

	December 31, 2014	December 31, 2013
Income taxes refundable	51.1	114.1
Income taxes payable	(118.3)	(80.1)

Net income taxes (payable) refundable	(67.2)	34.0

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2014	2013
Balance – January 1	34.0	39.4
Amounts recorded in the consolidated statements of earnings	(151.6)	4.8
Payments made (refunds received) during the year	52.3	(19.9)
Acquisition of subsidiaries	(5.1)	10.3
Foreign exchange effect and other	3.2	(0.6)

Balance – December 31	(67.2)	34.0

The following table presents the gross movement in the net deferred income tax asset during the years ended December 31:

	2014
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2014	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0
Amounts recorded in the consolidated statement of earnings	(213.3)	(39.5)	(5.3)	(12.8)	(1.3)	(272.2)	8.2	14.5	(521.7)
Amounts recorded in total equity	–	–	–	–	–	0.8	(1.4)	25.8	25.2
Acquisition of subsidiary (note 23)	9.8	–	0.1	–	(24.1)	(25.0)	–	(10.2)	(49.4)
Foreign exchange effect and other	(7.7)	(2.4)	0.1	(0.6)	1.9	(0.6)	–	0.6	(8.7)

Balance – December 31, 2014	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4

	2013
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2013	397.2	344.1	82.8	(68.5)	(137.9)	(239.8)	158.6	71.1	607.6
Amounts recorded in the consolidated statement of earnings	304.9	(14.6)	7.3	(12.9)	17.0	193.1	(53.1)	(9.9)	431.8
Amounts recorded in total equity	–	–	–	–	–	8.0	–	(18.0)	(10.0)
Acquisition of subsidiary (note 23)	1.2	7.2	4.6	–	(19.1)	–	–	(0.4)	(6.5)
Foreign exchange effect and other	(12.4)	(1.8)	0.2	(0.7)	8.2	(3.6)	–	2.2	(7.9)

Balance – December 31, 2013	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2014 related to operating and capital losses and provision for losses and loss adjustment expenses. The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2014 management has not recorded deferred income tax assets of $464.8 (December 31, 2013 – $449.5) related primarily to operating and capital losses and

U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $933.6 of losses in Canada (December 31, 2013 – $741.7), $412.6 of losses in Europe (December 31, 2013 – $485.9), $58.2 of losses in the U.S. (December 31, 2013 – $100.9), and $59.0 of foreign tax credits in the U.S. (December 31, 2013 – $50.0). The losses in Canada expire between 2015 and 2034. The losses and foreign tax credits in the U.S. expire between 2020 and 2033. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.0 billion at December 31, 2014 (December 31, 2013 – $1.1 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2014 by the subsidiaries, comprised of cash and marketable securities, which are eliminated on consolidation was $605.8 (2013 – $361.4), inclusive of $250.0 of dividends received in connection with the OdysseyRe reorganization described in note 25. Based on the surplus and net income of the subsidiaries at December 31, 2014 the company has access to dividend capacity for dividend payment during 2015 at each of its primary operating companies as follows:

December 31, 2014
Northbridge(1)	191.3
Crum & Forster	68.3
Zenith National	110.7
OdysseyRe	324.9

695.2

(1)
Subject to prior regulatory approval.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the "AMF"), is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with a Quebec transaction. Further details concerning the investigation are, by law, not permitted to be disclosed. Fairfax and these officers are fully cooperating with the investigation and they are not aware of any reasonable basis for any legal proceedings against them. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Advent and RiverStone (UK) ("the Lloyd's participants") participate in Lloyd's through their 100% ownership of certain Lloyd's syndicates. The Lloyd's participants have pledged securities and cash, with a fair value of $591.9 and $10.7 respectively as at December 31, 2014, in deposit trust accounts in favour of Lloyd's based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd's. Pledged securities and restricted cash consist primarily of bonds and subsidiary cash and short term investments respectively, included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd's syndicates should they not meet their obligations. The Lloyd's participants' contingent liability to Lloyd's is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2014 totaled $474.3.

21.  Pensions and Post Retirement Benefits

The company's subsidiaries have a number of arrangements primarily in Canada, the United States, and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations to determine the amount of their pension contributions. All of the defined benefit pension plans have had funding valuations performed within the past two years.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans' assets as of December 31, 2014 and 2013 were invested principally in high quality fixed income securities and cash and short term investments.

Defined benefit pension plan assets at December 31, and the company's use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of those assets, were as follows:

	December 31, 2014				December 31, 2013
	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity instruments	198.5	183.2	15.3	–	218.3	215.0	3.3	–
Fixed income securities	246.1	97.8	135.5	12.8	172.9	85.2	87.7	–
Cash and short term investments	122.2	122.2	–	–	143.8	143.8	–	–

	566.8	403.2	150.8	12.8	535.0	444.0	91.0	–

The following tables set forth the funded status of the company's benefit plans along with amounts recognized in the company's consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the years ended December 31.

	Defined benefit pension plans		Post retirement benefit plans
	2014	2013	2014	2013
Change in benefit obligation
Balance – January 1	579.4	580.0	76.0	79.3
Cost of benefits earned in the year	18.2	21.3	4.8	5.4
Interest cost on benefit obligation	25.7	23.2	3.4	3.1
Actuarial (gain) loss – participant experience	1.3	11.8	(1.9)	(7.5)
Actuarial loss – change in demographic assumptions	18.6	9.7	5.5	0.8
Actuarial (gain) loss – change in financial assumptions	49.9	(33.0)	4.1	(3.2)
Benefits paid	(21.6)	(18.7)	(4.8)	(2.8)
Plan amendments	0.2	0.1	(0.2)	–
Curtailment	–	–	0.9	2.1
Business acquisition	–	–	4.5	–
Change in foreign currency exchange rates	(31.7)	(15.0)	(1.4)	(1.2)

Balance – December 31	640.0	579.4	90.9	76.0

Change in fair value of plan assets
Balance – January 1	535.0	502.4	–	–
Interest income on plan assets	24.1	20.3	–	–
Actuarial gain	33.0	25.7	–	–
Plan administration expense	(0.7)	(0.6)	–	–
Company contributions	29.4	20.7	4.7	2.7
Plan participant contributions	–	–	0.1	0.1
Benefits paid	(21.6)	(18.7)	(4.8)	(2.8)
Change in foreign currency exchange rates	(32.4)	(14.8)	–	–

Balance – December 31	566.8	535.0	–	–

Funded status of plans – deficit	(73.2)	(44.4)	(90.9)	(76.0)
Impact of asset ceiling	(1.4)	(1.3)	–	–

Net accrued liability	(74.6)	(45.7)	(90.9)	(76.0)

Amounts recognized in the consolidated balance sheet at December 31
Other assets	33.1	45.2	–	–
Accounts payable and accrued liabilities	(107.7)	(90.9)	(90.9)	(76.0)

Net accrued liability	(74.6)	(45.7)	(90.9)	(76.0)

Weighted average assumptions used to determine benefit obligations
Discount rate	4.1%	4.6%	4.2%	4.5%
Rate of compensation increase	3.5%	3.6%	3.7%	4.0%
Assumed overall health care cost trend	–	–	7.2%	7.6%

The company's pension and post retirement expense for the years ended December 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2014	2013	2014	2013
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	18.2	21.3	4.7	5.3
Net interest expense	1.6	2.9	3.4	3.1
Plan administration expense	0.7	0.6	–	–
Plan amendments	0.2	0.1	(0.2)	–
Curtailment and settlement	–	–	0.9	2.1

Total benefit expense recognized in the consolidated statement of earnings	20.7	24.9	8.8	10.5
Defined contribution benefit expense	24.1	21.9	–	–

	44.8	46.8	8.8	10.5

The sensitivity of the defined benefit obligations to changes in key assumptions at December 31, 2014 are presented below on a weighted average basis. This analysis was performed on each individual defined benefit plan using the same methodology that was applied to determine the benefit obligation recognized in the consolidated balance sheet, while holding all other assumptions constant.

		Impact on accumulated benefit obligation increase (decrease)
		2014		2013
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Defined benefit pension plans
Discount rate	0.5%	(55.2)	61.9	(48.5)	53.8
Rate of compensation increase	0.5%	11.4	(11.0)	9.7	(9.3)
Post retirement benefit plans
Discount rate	0.5%	(6.8)	7.7	(5.3)	5.9
Health care cost trend rate	1.0%	14.9	(11.9)	9.7	(7.9)

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 7.2% in 2015, decreasing to 4.6% by 2025 calculated on a weighted average basis.

During 2014 the company contributed $34.1 (2013 – $23.4) to its defined benefit pension and post retirement benefit plans. Based on the company's current expectations, the 2015 contributions to its defined benefit pension plans and post retirement benefit plans will be approximately $22.9 and $2.9 respectively.

22.  Operating Leases

Aggregate future minimum commitments at December 31, 2014 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2015	98.6
2016	86.8
2017	75.7
2018	69.2
2019	62.8
Thereafter	195.0

23.  Acquisitions and Divestitures

Subsequent to December 31, 2014

Acquisition of Brit PLC

On February 16, 2015 the company announced that it had reached an agreement with the board of directors of Brit PLC ("Brit") regarding the terms of a recommended cash offer to acquire all of the outstanding shares of Brit (the "Brit Offer") for a total price of 305 pence per share, comprising 280 pence in cash to be paid by the company and Brit's announced 2014 final and special dividends of 25 pence (the "Brit Offer Price"). The aggregate purchase price for the Brit Offer is approximately $1.88 billion (£1.22 billion). The Brit Offer is subject to customary closing conditions, including customary competition and merger conditions and other regulatory approvals as required. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer.

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer.

Investment in Fairfax India Holdings Corporation

On January 30, 2015 the company, through subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India Holdings Corporation ("Fairfax India") for $300.0 through a private placement. These multiple voting shares represented approximately 95.2% of the voting rights and 28.3% of the equity interest in Fairfax India upon the closing of its offerings (inclusive of the over-allotment of subordinate voting shares that closed on February 10, 2015). Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. Fairfax India will be included in the company's consolidated financial reporting commencing in the first quarter of 2015.

Acquisition of Union Assurance General Limited

On January 1, 2015 the company acquired 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $26.8 (3.5 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business and writing approximately $41 of gross premiums written in 2013.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia. The existing businesses and renewal rights of QBE's operations in the Czech Republic, Hungary and Slovakia are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In QBE's most recent fiscal year, its operations in the Czech Republic, Hungary and Slovakia generated over $40 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Acquisition of MCIS Insurance Berhad

On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") through its wholly-owned subsidiary Pacific Insurance. The transaction is subject to customary closing conditions, including Malaysian court approval, and is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 of gross premiums written in 2013 in its general insurance business.

Year ended December 31, 2014

Acquisition of Pethealth Inc.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster ($90.9, comprised of $39.4 of goodwill, $47.3 of customer relationships and $4.2 of computer software) and Northbridge ($17.3, comprised of $8.3 of goodwill, $8.0 of customer relationships and $1.0 of computer software) reporting segments since Crum & Forster and Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment. Pethealth is headquartered in Canada and provides pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom.

Acquisition of Sterling Holiday Resorts (India) Limited

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1,162.6 million Indian rupees). Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2 in net gains on investments in the consolidated statement of earnings, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting. The acquisition of Sterling Resorts was financed internally by subsidiaries of Fairfax. The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Goodwill and intangible assets was comprised of $69.2 of goodwill and $0.4 of computer software. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Fairfax's economic interest in Sterling Resorts at December 31, 2014 was 40.2% since that interest is held through 73.0%-owned Thomas Cook India.

Acquisition of Praktiker Hellas Commercial Societe Anonyme

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

Acquisition of PT Batavia Mitratama Insurance

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance – Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Acquisition of Keg Restaurants Limited

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $65.4 of goodwill and $0.1 of computer software The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

The identifiable assets acquired and liabilities assumed in connection with the significant acquisitions described above are summarized in the table below.

	Pethealth		Sterling Resorts		The Keg
Acquisition date	November 14, 2014		September 3, 2014		February 4, 2014
Percentage of common shares acquired	100.0%		40.2%	(3)	51.0%
Assets:
Portfolio investments(1)	10.7		19.1		126.0
Goodwill and intangible assets	108.2	(2)	69.6	(4)	65.5
Other assets	7.7		176.3		78.9

	126.6		265.0		270.4

Liabilities:
Accounts payable and accrued liabilities	19.9		52.8		76.7
Deferred income taxes	18.0	(2)	17.0		20.1
Long term debt	–		2.1		86.1

	37.9		71.9		182.9
Non-controlling interests	–		74.1		10.8
Purchase consideration	88.7		119.0		76.7

	126.6		265.0		270.4

(1)
Included in the carrying value of the acquired portfolio investments of Pethealth, Sterling Resorts and The Keg were $10.7, $0.5 and $24.8 respectively of subsidiary cash and cash equivalents.

(2)
For segment reporting, goodwill and intangible assets, and the related deferred income taxes, associated with Pethealth have been allocated to Crum & Forster ($90.9 and $18.0 respectively) and Northbridge ($17.3 and $2.4 respectively).

(3)
Fairfax's 40.2% economic interest in Sterling Resorts as a result of acquiring a 55.1% interest in Sterling Resorts through 73.0%-owned Thomas Cook India.

(4)
Preliminary goodwill on the acquisition of Sterling Resorts was partially comprised of additional non-cash purchase consideration of $41.2 arising on the re-measurement to fair value of the previously held equity accounted interest.

The determination of the fair value of assets and liabilities of the acquired subsidiaries described in the paragraphs above are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the respective acquisition dates.

Year ended December 31, 2013

Disposition of Prime Restaurants Inc.

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its consolidated financial reporting effective October 31, 2013, resulting in the recognition of a loss on disposition of $4.2 (Cdn$4.4) in 2013. In addition, the company made a cash contribution of $95.9 (Cdn$100.0) to Cara in exchange for Cara preferred shares, subordinated debt and equity warrants. The company's investment in Cara equity warrants represents potential voting interests of approximately 39.4% (equity warrants currently exercisable) and 48.5% (inclusive of equity warrants exercisable in two years) assuming all holders of Cara convertible securities (including those owned by the company) exercised their options to convert. The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. The Cara preferred shares, subordinated debt and equity warrants are recorded as at FVTPL investments in holding company cash and investments and portfolio investments on the consolidated balance sheet.

Acquisition of American Safety Insurance Holdings, Ltd.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary ("AS Re") to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety were assumed by Crum & Forster and Hudson Insurance representing estimated annual gross premiums written of $103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson Insurance and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). Goodwill and intangible assets was comprised of $34.4 of goodwill and $24.5 of renewal rights. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Acquisition of Hartville Group, Inc.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. Goodwill and intangible assets was comprised of $21.2 of goodwill and $7.0 related to an operating license. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually.

Acquisition of IKYA Human Capital Solutions Private Limited

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees). The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $27.6 of goodwill, $14.2 of customer relationships, $10.6 of brand names and $0.2 of computer software. The identifiable assets acquired and liabilities assumed represented Fairfax's 58.0% economic interest in IKYA as a result of acquiring IKYA through 75.0%-owned Thomas Cook India. IKYA provides specialized human resources services to leading corporate clients in India.

Private Placement of Thomas Cook India Common Shares

On May 7, 2013 Thomas Cook India completed a private placement of 34,379,606 newly issued common shares at 53.50 Indian rupees per share to qualified institutional buyers (other than existing shareholders of Thomas Cook India) and received net proceeds of $32.9 (1,780.5 million Indian rupees) after expenses. The proceeds were used to partially finance the acquisition of IKYA as described in the preceding paragraph. This transaction reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0%, thereby satisfying securities regulations in India stipulating that the company reduce its ownership interest in Thomas Cook India to 75.0% or less by August 2013.

The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	American Safety	Hartville	IKYA
Acquisition date	October 3, 2013	July 3, 2013	May 14, 2013
Percentage of common shares acquired	100.0%	100.0%	58.0%	(1)
Assets:
Insurance contract receivables	21.5	11.9	–
Portfolio investments(2)	765.9	4.9	2.1
Recoverable from reinsurers	220.0	–	–
Deferred income taxes	3.8	–	–
Goodwill and intangible assets	58.9	28.2	52.6
Asset held for sale(3)	52.5	–	–
Other assets	10.8	0.9	52.5

	1,133.4	45.9	107.2

Liabilities:
Subsidiary indebtedness	–	–	8.0
Accounts payable and accrued liabilities	69.7	3.8	31.0
Deferred income taxes	–	–	7.5
Funds withheld payable to reinsurers	58.9	–	–
Insurance contract liabilities	652.2	8.1	–
Long term debt(4)	35.5	–	–

	816.3	11.9	46.5
Non-controlling interests	–	–	13.9
Purchase consideration	317.1	34.0	46.8

	1,133.4	45.9	107.2

(1)
Fairfax's 58.0% economic interest in IKYA as a result of acquiring a 77.3% interest in IKYA through 75.0%-owned Thomas Cook India.

(2)
Included in the carrying value of the acquired portfolio investments of American Safety, Hartville and IKYA were $485.7, $4.9 and $2.1 respectively of subsidiary unrestricted cash and cash equivalents.

(3)
Asset held for sale was comprised of the fair value of the net assets of American Safety's Bermuda-based reinsurance subsidiary sold to an unrelated third party on October 8, 2013 for net proceeds of $52.5.

(4)
Subsequent to the acquisition American Safety repaid $13.0 principal amount of its trust preferred securities for cash consideration of $13.4 as described in note 15.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2014 compared to those identified at December 31, 2013, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2014 compared to December 31, 2013.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. The company also actively takes steps to reduce the volume of insurance and reinsurance underwritten on particular types of risks when it desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company's principal lines of business and the significant insurance risks inherent therein:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) by line of business amounted to $400.1 for property (2013 – $427.3), $539.1 for casualty (2013 – $575.9) and $218.9 for specialty (2013 – $187.7) for the year ended December 31, 2014.

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Property	560.9	573.3	1,173.5	1,238.9	405.7	351.6	448.5	525.7	2,588.6	2,689.5
Casualty	516.0	552.3	2,805.9	2,548.3	268.0	237.1	490.0	416.2	4,079.9	3,753.9
Specialty	113.1	118.2	211.0	197.3	247.8	244.7	219.5	223.5	791.4	783.7

Total	1,190.0	1,243.8	4,190.4	3,984.5	921.5	833.4	1,158.0	1,165.4	7,459.9	7,227.1

Insurance	1,120.7	1,164.7	3,426.0	3,148.0	404.3	398.2	371.9	368.0	5,322.9	5,078.9
Reinsurance	69.3	79.1	764.4	836.5	517.2	435.2	786.1	797.4	2,137.0	2,148.2

	1,190.0	1,243.8	4,190.4	3,984.5	921.5	833.4	1,158.0	1,165.4	7,459.9	7,227.1

(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

The table below shows the sensitivity of earnings from operations before income taxes and total equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as an additional GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on earnings from operations before income taxes and total equity. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

	Insurance						Reinsurance		Insurance and Reinsurance
	Northbridge		U.S.		Fairfax Asia		OdysseyRe		Other
For the years ended December 31	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Impact of +1% increase in loss ratio on:
Earnings from operations before income taxes	9.4	9.9	20.2	19.3	2.7	2.6	23.6	23.7	3.9	4.4
Total equity	6.9	7.3	13.0	12.5	2.4	2.2	15.3	15.4	3.6	3.8

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2014 compared to December 31, 2013.

The company's aggregate gross credit risk exposure at December 31, 2014 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2014	December 31, 2013
Cash and short term investments	6,293.3	8,011.4
Bonds:
U.S., U.K., German, and Canadian sovereign government	2,408.2	2,134.7
Other sovereign government	1,261.0	620.5
Canadian provincials	217.1	164.7
U.S. states and municipalities	6,998.2	6,227.7
Corporate and other	1,534.8	1,405.2
Receivable from counterparties to derivative contracts	514.9	219.6
Insurance contract receivables	1,931.7	2,017.0
Recoverable from reinsurers	3,982.1	4,974.7
Other assets	664.9	561.4

Total gross credit risk exposure	25,806.2	26,336.9

At December 31, 2014, the company had income taxes refundable of $51.1 (December 31, 2013 – $114.1).

Cash and Short Term Investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the operations are located. At December 31, 2014, 89.0% of these balances were held in Canadian and U.S. financial institutions, 3.4% in European financial institutions and 7.6% in other foreign financial institutions (December 31, 2013 – 93.0%, 2.3% and 4.7% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered by management to be more stable.

Investments in Debt Instruments

The company's risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2014 the company had investments with a fair value of $9,978.9 (December 31, 2013 – $8,298.0) in bonds exposed to credit risk representing in the aggregate 38.1% (December 31, 2013 – 33.4%) of the total investment portfolio (all bonds included in Canadian provincials, U.S. states and municipalities, corporate and other, and other sovereign government bonds). Other sovereign government bonds included Greek bonds purchased at deep discounts to par of $178.6 (December 31, 2013 – $248.9) that were rated below investment grade. As at December 31, 2014 and 2013, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment in sovereign bonds rated AA/Aa or higher (primarily sovereign bonds issued by the U.S., U.K., German and Canadian governments, including $2,094.2 (December 31, 2013 – $1,669.6) of U.S. treasury bonds), representing 9.3% (December 31, 2013 – 9.1%) of the total investment portfolio, to present only a nominal risk of default. The company's exposure to credit risk from its investment in debt securities remained substantially unchanged at December 31, 2014 compared to December 31, 2013 notwithstanding purchases of higher yielding Canadian corporate bonds during 2014. There were no other significant changes to the company's framework used to monitor, evaluate and manage credit risk at December 31, 2014 compared to December 31, 2013 with respect to the company's investments in debt securities.

The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2014			December 31, 2013
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,402.4	2,636.2	21.2	2,693.0	2,533.8	24.0
AA/Aa	5,266.0	6,419.2	51.8	3,994.5	4,472.8	42.4
A/A	839.8	956.4	7.7	2,135.8	2,247.8	21.3
BBB/Baa	994.5	1,097.4	8.8	169.9	177.4	1.7
BB/Ba	35.1	51.8	0.4	34.9	44.6	0.4
B/B	359.7	178.6	1.4	447.3	294.5	2.8
Lower than B/B and unrated	879.5	1,079.7	8.7	774.3	781.9	7.4

Total	10,777.0	12,419.3	100.0	10,249.7	10,552.8	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2014 compared to December 31, 2013, notwithstanding the increase in the categories rated AA/Aa and BBB/Baa. The increase in bonds rated AA/Aa and BBB/Baa reflected an upgrade to the credit rating on certain of the company's taxable U.S. state bonds (in the A/A category on December 31, 2013) and the purchases of other sovereign government bonds respectively. At December 31, 2014, 89.5% (December 31, 2013 – 89.4%) of the fixed income portfolio carrying value was rated investment grade or better, with 73.0% (December 31, 2013 – 66.4%) being rated AA or better (primarily consisting of government obligations). At December 31, 2014 holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $4,829.7 (December 31, 2013 – $3,324.3), which represented approximately 18.4% (December 31, 2013 – 13.4%) of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2014 was $653.3 (December 31, 2013 – $250.0), which represented approximately 2.5% (December 31, 2013 – 1.0%) of the total investment portfolio.

The consolidated investment portfolio included $7.0 billion (December 31, 2013 – $6.2 billion) of U.S. state and municipal bonds (approximately $5.2 billion tax-exempt, $1.8 billion taxable), a large portion of which were purchased during 2008 and are owned in the subsidiary investment portfolios. A significant portion of the company's investment in U.S. state and municipal bonds, approximately $3.9 billion at December 31, 2014 (December 31, 2013 – $3.7 billion), are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Counterparties to Derivative Contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2014	December 31, 2013
Total derivative assets(1)	514.9	219.6
Impact of net settlement arrangements	(110.0)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(171.1)	(47.4)
Excess collateral pledged by the company in favour of counterparties	137.1	123.1
Initial margin not held in segregated third party custodian accounts	61.8	60.0

Net derivative counterparty exposure after net settlement and collateral arrangements	432.7	219.2

(1)
Excludes exchange traded instruments comprised principally of equity and credit warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $21.2 (December 31, 2013 – $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2014 consisted of cash of $27.8 and government securities of $164.5 (December 31, 2013 – $25.3 and $25.1 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2014.

Recoverable from Reinsurers

Credit exposure on the company's recoverable from reinsurers balance existed at December 31, 2014 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single reinsurer (Swiss Re America Corp.) represents 4.4% (December 31, 2013 – 5.6%) of shareholders' equity attributable to shareholders of Fairfax and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from counterparties to its reinsurance contracts was lower at December 31, 2014 compared to December 31, 2013 principally as a result of normal cession and collection activity at Runoff including the commutation of a significant reinsurance recoverable balance. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2014			December 31, 2013
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	463.4	108.3	355.1	263.5	52.8	210.7
A+	1,425.2	427.3	997.9	1,774.4	438.2	1,336.2
A	1,289.6	133.6	1,156.0	1,533.7	160.8	1,372.9
A-	346.4	186.5	159.9	386.0	195.7	190.3
B++	23.3	12.7	10.6	25.1	4.2	20.9
B+	2.1	0.7	1.4	3.0	0.1	2.9
B or lower	28.7	23.8	4.9	78.8	70.5	8.3
Not rated	539.4	104.2	435.2	965.1	568.9	396.2
Pools and associations	68.3	22.2	46.1	173.9	73.5	100.4

	4,186.4	1,019.3	3,167.1	5,203.5	1,564.7	3,638.8
Provision for uncollectible reinsurance	(204.3)		(204.3)	(228.8)		(228.8)

Recoverable from reinsurers	3,982.1		2,962.8	4,974.7		3,410.0

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company's policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The holding company's known significant commitments for 2015 consist of the funding of the Brit Offer ($1.88 billion (£1.22 billion)), payment of the $216.1 ($10.00 per share) dividend on common shares (paid January 2015), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer.

On August 13, 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2 (see note 15). The company used a portion of these net proceeds to fund the redemption in the fourth quarter of 2014 of the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $25.0 principal amount of American Safety trust preferred securities due 2035 and disclosed that it intends to use the remaining net proceeds to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes due in 2015.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2014 of $1,212.7 provides adequate liquidity to meet the holding company's known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility. On February 16, 2015, a Canadian chartered bank provided the company with a £1.2 billion commitment for the full amount of the consideration payable pursuant to the Brit Offer described in note 23. For further details related to the credit facility and the commitment, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2014 portfolio investments net of short sale and derivative obligations totaled $25.0 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2014 these asset classes represented approximately 7.6% (December 31, 2013 – 7.6%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2014 the insurance and reinsurance subsidiaries and the holding company paid net cash of $194.2 (2013 – $1,615.4) and $113.4 (2013 – $67.8) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities (and may fund such obligations from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2014
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	7.7	30.0	–	–	–	37.7
Accounts payable and accrued liabilities(1)	844.6	338.8	233.2	101.5	48.2	1,566.3
Funds withheld payable to reinsurers(2)	1.3	50.8	78.6	8.2	2.2	141.1
Provision for losses and loss adjustment expenses	1,064.3	3,231.3	5,462.7	3,658.1	4,332.7	17,749.1
Long term debt – principal	2.3	214.4	175.2	494.7	2,270.1	3,156.7
Long term debt – interest	36.4	172.2	371.1	328.3	589.3	1,497.3

	1,956.6	4,037.5	6,320.8	4,590.8	7,242.5	24,148.2

	December 31, 2013
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	27.0	–	–	–	–	27.0
Accounts payable and accrued liabilities(1)	789.1	283.0	284.4	112.5	73.6	1,542.6
Funds withheld payable to reinsurers(2)	1.4	107.0	18.5	7.0	18.8	152.7
Provision for losses and loss adjustment expenses	1,176.8	3,469.9	5,557.5	3,770.4	5,238.2	19,212.8
Long term debt – principal	1.3	4.1	275.3	283.4	2,415.3	2,979.4
Long term debt – interest	33.9	163.1	365.1	337.7	618.5	1,518.3

	2,029.5	4,027.1	6,500.8	4,511.0	8,364.4	25,432.8

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

(2)
Excludes $320.4 relating to Crum & Forster which will be settled net of reinsurance recoverables resulting in no cash outflow (December 31, 2013 – $308.5).

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2014 the company had income taxes payable of $118.3 (December 31, 2013 – $80.1).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2014			December 31, 2013
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity index total return swaps – short positions	97.2	–	97.2	123.8	–	123.8
Equity total return swaps – short positions	36.5	–	36.5	84.8	–	84.8
Equity total return swaps – long positions	15.9	–	15.9	7.5	–	7.5
Foreign exchange forward contracts	4.0	1.3	5.3	23.7	19.1	42.8
Other derivative contracts	5.9	–	5.9	9.5	–	9.5

	159.5	1.3	160.8	249.3	19.1	268.4

Market Risk

Market risk (comprised of currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company's primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2014 the company's investment portfolio included $12.4 billion of fixed income securities (measured at fair value) which are subject to interest rate risk.

In the portions of the table below involving an increase in interest rates, the company's exposure to interest rate risk at December 31, 2014 as measured by the hypothetical percentage change in fair value, decreased modestly relative to December 31, 2013, principally reflecting the interaction of the decrease in interest rates in 2014 with the call features embedded in the majority of the company's tax exempt municipal bonds. Decreasing interest rates in 2014 had the effect of increasing the likelihood that issuers would call those bonds prior to the contractual maturity date and refinance at lower interest rates causing the fair value of the majority of those bonds to reflect the term until the call date rather than the term to the contractual maturity date. Under the interest rate environment that prevailed at December 31, 2013, the majority of those bonds were expected to remain outstanding until their contractual maturity date. In the portions of the table below involving a decrease in interest rates, the potential for the company's bond portfolio to appreciate increased at December 31, 2014 compared to December 31, 2013, principally as a result of the decrease in interest rates in 2014 which generally results in an increase in the duration of the bond portfolio. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2014 compared to December 31, 2013.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held. These risks are monitored by the company's senior portfolio managers along with the company's CEO and are considered when managing the consolidated bond portfolio and yield.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	December 31, 2014			December 31, 2013
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in interest rates
200 basis point increase	10,517.6	(1,290.4)	(15.3)	8,684.2	(1,275.5)	(17.7)
100 basis point increase	11,393.1	(696.5)	(8.3)	9,611.7	(643.2)	(8.9)
No change	12,419.3	–	–	10,552.8	–	–
100 basis point decrease	13,668.7	847.2	10.1	11,550.0	684.9	9.4
200 basis point decrease	15,214.3	1,894.8	22.5	12,721.0	1,488.5	20.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2014 compared to December 31, 2013 are described below.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.

At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. During 2014 the company's equity and equity-related holdings after equity hedges produced net gains of $347.4 (2013 – net losses of $536.9).

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at December 31, 2014 and December 31, 2013 and results of operations for the years then ended:

	December 31, 2014		December 31, 2013		Year ended December 31, 2014	Year ended December 31, 2013
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,938.3	4,938.3	4,100.6	4,100.6	266.9	941.2
Preferred stocks – convertible	329.8	329.8	479.0	479.0	(114.3)	64.7
Bonds – convertible	773.3	773.3	408.5	408.5	203.4	(2.6)
Investments in associates(1)	1,397.2	1,178.1	1,173.9	1,041.9	53.6	130.2
Derivatives and other invested assets:
Equity total return swaps – long positions	177.9	(15.9)	263.5	7.9	46.5	293.9
Equity warrants and call options	35.2	35.2	17.1	17.1	85.8	17.7

Total equity and equity related holdings	7,651.7	7,238.8	6,442.6	6,055.0	541.9	1,445.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,965.1)	61.2	(1,744.4)	(69.4)	(5.5)	(110.5)
Equity index total return swaps – short positions	(4,891.8)	(67.4)	(4,583.0)	(121.3)	(189.0)	(1,871.5)

	(6,856.9)	(6.2)	(6,327.4)	(190.7)	(194.5)	(1,982.0)

Net exposure and financial effects	794.8		115.2		347.4	(536.9)

(1)
Excludes the company's insurance and reinsurance associates. See note 6 for details.

The tables that follow illustrate the potential impact on net earnings of various combinations of changes in fair value of the company's equity and equity-related holdings and simultaneous changes in global equity markets at December 31, 2014 and 2013. The analysis assumes variations ranging from 5% to 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

Scenarios 1 and 2 illustrate the potential impact of a 10% change in the fair value of the company's equity and equity-related holdings while global equity markets also change by 10%. Scenarios 3 and 4 illustrate the potential impact of imperfect correlation between the company's equity and equity-related holdings and global equity markets (hedging basis risk) whereby the company's equity and equity-related holdings decrease by 10% and 5% respectively, while global equity markets remain unchanged. Scenarios 5 and 6 further illustrate hedging basis risk whereby global equity markets increase by 5% and 10% respectively, while the fair value of the company's equity and equity-related holdings remain unchanged. Certain shortcomings are inherent in the method of analysis presented as the analysis assumes that all variables, with the exception of those described in each scenario, are held constant.

December 31, 2014

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	576.7	(629.5)	(629.5)	(298.7)	–	–
Equity hedges	(685.7)	685.7	–	–	(342.8)	(685.7)

Pre-tax impact on net earnings	(109.0)	56.2	(629.5)	(298.7)	(342.8)	(685.7)

After-tax impact on net earnings	(89.0)	49.5	(456.5)	(216.4)	(253.0)	(506.0)

December 31, 2013

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	515.2	(513.4)	(513.4)	(256.9)	–	–
Equity hedges	(651.8)	651.8	–	–	(325.9)	(651.8)

Pre-tax impact on net earnings	(136.6)	138.4	(513.4)	(256.9)	(325.9)	(651.8)

After-tax impact on net earnings	(99.6)	101.4	(380.8)	(190.6)	(241.1)	(482.2)

In each of the scenarios shown in the tables above, the change in the fair value of the company's equity and equity-related holdings (excluding investments in associates as discussed below) and equity hedges will be reflected in the company's net earnings as the majority of the company's equity investment holdings are classified as at FVTPL. From an economic perspective, the company believes it would be appropriate to include the fair value of certain of its investments in associates (those that are comprised of publicly traded companies, other than insurance and reinsurance holdings (see note 6)) as a component of its total equity and equity-related holdings when measuring the effectiveness of its equity hedges. However, any unrealized change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate. Accordingly, such changes in fair value have been excluded from each of the scenarios presented above consistent with the company's financial reporting.

At December 31, 2014 the company's exposure to the ten largest issuers of common stock owned in the investment portfolio was $3,020.9 (December 31, 2013 – $2,713.1), which represented 11.5% (December 31, 2013 – 10.9%) of the total investment portfolio. The exposure to the largest single issuer of common stock held at December 31, 2014 was $700.0 (December 31, 2013 – $958.9), which represented 2.7% (December 31, 2013 – 3.9%) of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2014 these contracts have a remaining weighted average life of 7.4 years (December 31, 2013 – 7.5 years), a notional amount of $111,797.9 (December 31, 2013 – $82,866.9) and a fair value of $238.4 (December 31, 2013 -$131.7). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.

During 2014 the company purchased $35,954.2 (2013 – $32,327.7) notional amount of CPI-linked derivative contracts at a cost of $120.6 (2013 – $99.8). Additional premiums of $24.0 were paid in 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $17.7 in 2014 (2013 – net unrealized losses of $126.9).

The CPI-linked derivative contracts are extremely volatile with the result that their market value and their liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2014 compared to December 31, 2013.

The company's foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2014 the company had designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,488.7 (December 31, 2013 – principal amount of Cdn$1,525.0 with a fair value of $1,544.4) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In 2014 the company recognized pre-tax gains of $118.7 (2013 – $96.9) related to foreign currency movements on the unsecured senior notes in change in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2014	2013
Net gains (losses) on investments
Investing activities	(154.5)	69.3
Underwriting activities	53.5	15.8
Foreign currency contracts	204.4	(22.7)

Foreign currency gains included in pre-tax earnings (loss)	103.4	62.4

The table below shows the approximate effect of the appreciation of the U.S. dollar compared with the Canadian dollar, the euro and the British pound sterling, and all other currencies, respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2014	2013
Canadian dollar
Impact on pre-tax earnings (loss)	4.1	(4.2)
Impact on net earnings (loss)	1.5	(5.4)
Impact on pre-tax other comprehensive income (loss)	(29.6)	(15.7)
Impact on other comprehensive income (loss)	(25.9)	(12.4)
Euro
Impact on pre-tax earnings (loss)	(2.0)	(37.9)
Impact on net earnings (loss)	(4.3)	(27.5)
Impact on pre-tax other comprehensive income (loss)	7.2	18.3
Impact on other comprehensive income (loss)	1.3	10.7
British pound sterling
Impact on pre-tax earnings (loss)	7.6	6.0
Impact on net earnings (loss)	4.8	4.0
Impact on pre-tax other comprehensive income (loss)	(43.6)	(39.2)
Impact on other comprehensive income (loss)	(35.7)	(32.3)
All other currencies
Impact on pre-tax earnings (loss)	39.9	67.4
Impact on net earnings (loss)	18.9	50.0
Impact on pre-tax other comprehensive income (loss)	(63.5)	(50.9)
Impact on other comprehensive income (loss)	(61.9)	(50.6)
Total
Impact on pre-tax earnings (loss)	49.6	31.3
Impact on net earnings (loss)	20.9	21.1
Impact on pre-tax other comprehensive income (loss)	(129.5)	(87.5)
Impact on other comprehensive income (loss)	(122.2)	(84.6)
In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2014, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $12,922.8 compared to $11,455.0 at December 31, 2013. The company manages its capital based on the following financial measurements and ratios:

	December 31, 2014		December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,212.7		1,241.6

Long term debt – holding company borrowings	2,656.5		2,491.0
Long term debt – insurance and reinsurance companies	385.9		458.8
Subsidiary indebtedness – non-insurance companies	37.6		25.8
Long term debt – non-insurance companies	99.0		18.9

Total debt	3,179.0		2,994.5

Net debt	1,966.3		1,752.9

Common shareholders' equity	8,361.0		7,186.7
Preferred stock	1,164.7		1,166.4
Non-controlling interests	218.1		107.4

Total equity	9,743.8		8,460.5

Net debt/total equity	20.2%		20.7%
Net debt/net total capital(1)	16.8%		17.2%
Total debt/total capital(2)	24.6%		26.1%
Interest coverage(3)	12.3	x	n/a
Interest and preferred share dividend distribution coverage(4)	9.0	x	n/a
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

The company manages its capital using the ratios presented above because they provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments.

During 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2. The company used a portion of these net proceeds to redeem the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $25.0 principal amount of American Safety trust preferred securities due 2035 and disclosed that it intends to use the remaining net proceeds to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes due in 2015.

During 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1). The company used those proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe's unsecured senior notes due November 1, 2013, and repurchased and redeemed $48.4 of the outstanding principal amount of its unsecured senior notes due 2017. In addition, the company issued 1 million subordinate voting shares at a price of Cdn$431.00 per share, resulting in net proceeds of $399.5 (Cdn$417.1). These net proceeds were retained to augment holding company cash and investments and to retire outstanding debt and other corporate obligations from time to time.

The company's capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2014 and 2013 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2014 and 2013 Northbridge's subsidiaries had a weighted average MCT ratio well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Hong Kong, Poland, Brazil and Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2014.

25.  Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

U.S. Insurance – U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia – Fairfax Asia includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), Malaysia (Pacific Insurance) and an 80.0% interest in Indonesia (Fairfax Indonesia acquired on May 21, 2014). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's market in London.

Insurance and Reinsurance – Other

Insurance and Reinsurance – Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff

The Runoff reporting segment principally comprises RiverStone (UK), Syndicate 3500, RiverStone Insurance and the U.S. runoff company formed on the merger of TIG Insurance and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity, Clearwater Insurance, Commonwealth Insurance Company of America (since January 1, 2013) and American Safety (since October 3, 2013 pursuant to the transaction described in note 23).

Other

The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants, Thomas Cook India, IKYA, The Keg (since February 4, 2014), Praktiker (since June 5, 2014), Sterling Resorts (consolidated since September 3, 2014), MFXchange (since November 3, 2014) and Pethealth (since November 14, 2014). Ridley is engaged in the animal nutrition business in the U.S. and Canada. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012) franchises, owns and operates a network of casual dining restaurants and pubs primarily in Canada. The assets and liabilities of Prime Restaurants were de-consolidated from the company's financial reporting effective October 31, 2013 following the sale of Prime Restaurants to Cara. Thomas Cook India is an integrated travel and travel-related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. IKYA (acquired by Thomas Cook India on May 14, 2013 pursuant to the transaction described in note 23) provides specialized human resources services to leading corporate clients in India. The Keg (acquired on February 4, 2014 pursuant to the transaction described in note 23) franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States. Praktiker (acquired on June 5, 2014 pursuant to the transaction described in note 23) is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores. Sterling Resorts (consolidated since September 3, 2014 pursuant to the transaction described in note 23) is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. MFXchange (reported in the Other segment since November 3, 2014) is a technology company. Pethealth (acquired on November 14, 2014 pursuant to the transaction described in note 23) is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom. The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster and Northbridge reporting segments since Crum & Forster and Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company. MFXchange was reported in the Corporate and Other segment prior to its transfer to the Other segment as described in the preceding paragraph.

In the fourth quarter of 2014, Fairfax centralized the ownership of wholly-owned OdysseyRe under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies). The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0.

Pre-tax Income (Loss) by Reporting Segment

Pre-tax income (loss) by reporting segment for the years ended December 31 was as follows:

2014

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,107.3	2,429.1	567.9	2,704.1	487.6	7,296.0	163.9	–	–	–	7,459.9
Intercompany	2.0	3.4	(4.4)	35.4	65.7	102.1	–	–	–	(102.1)	–

	1,109.3	2,432.5	563.5	2,739.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,067.2	280.1	2,393.8	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned
External	951.3	2,032.2	306.7	2,347.2	341.2	5,978.6	237.6	–	–	–	6,216.2
Intercompany	(9.0)	(11.4)	(34.5)	9.4	51.5	6.0	(6.0)	–	–	–	–

	942.3	2,020.8	272.2	2,356.6	392.7	5,984.6	231.6	–	–	–	6,216.2
Underwriting expenses	(899.6)	(1,928.8)	(236.0)	(1,996.2)	(372.0)	(5,432.6)	(383.1)	–	–	–	(5,815.7)

Underwriting profit (loss)	42.7	92.0	36.2	360.4	20.7	552.0	(151.5)	–	–	–	400.5

Interest income	22.5	67.6	20.9	161.5	27.1	299.6	74.5	–	(23.8)	–	350.3
Dividends	17.4	7.9	5.0	26.8	3.6	60.7	5.8	7.2	6.5	–	80.2
Investment expenses	(17.7)	(21.3)	(3.6)	(32.7)	(12.0)	(87.3)	(15.1)	–	(3.4)	79.1	(26.7)

Interest and dividends	22.2	54.2	22.3	155.6	18.7	273.0	65.2	7.2	(20.7)	79.1	403.8

Share of profit (loss) of associates	10.3	7.0	38.2	26.6	8.3	90.4	(2.2)	3.1	14.4	–	105.7

Other
Revenue	–	–	–	–	–	–	–	1,556.0	–	–	1,556.0
Expenses	–	–	–	–	–	–	–	(1,488.7)	–	–	(1,488.7)

	–	–	–	–	–	–	–	67.3	–	–	67.3

Operating income (loss)	75.2	153.2	96.7	542.6	47.7	915.4	(88.5)	77.6	(6.3)	79.1	977.3
Net gains (losses) on investments(1)	213.1	738.9	(19.3)	579.3	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	(3.5)	–	(0.1)	–	(3.6)
Interest expense	–	(4.7)	–	(12.7)	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead	(12.2)	(40.4)	(0.1)	(27.5)	(0.4)	(80.6)	–	–	(6.0)	(79.1)	(165.7)

Pre-tax income (loss)	276.1	847.0	77.3	1,081.7	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes											(673.3)

Net earnings											1,664.6

Attributable to:
Shareholders of Fairfax											1,633.2
Non-controlling interests											31.4

											1,664.6

(1)
Net gains (losses) on investments at U.S. Insurance, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which are eliminated on consolidation.

2013

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,147.6	2,278.0	530.0	2,700.1	535.1	7,190.8	36.3	–	–	–	7,227.1
Intercompany	2.4	0.5	0.2	15.4	3.4	21.9	–	–	–	(21.9)	–

	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned
External	997.8	1,942.0	274.9	2,370.7	407.6	5,993.0	84.3	–	–	–	6,077.3
Intercompany	(7.6)	(7.2)	(18.7)	2.9	31.9	1.3	(1.3)	–	–	–	–

	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3
Underwriting expenses	(972.0)	(1,939.9)	(224.2)	(1,993.7)	(424.5)	(5,554.3)	(71.7)	–	–	–	(5,626.0)

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3

Interest income	19.3	62.9	20.9	144.2	19.7	267.0	67.2	–	(27.4)	–	306.8
Dividends	16.2	15.4	5.9	32.1	5.6	75.2	12.1	–	8.0	–	95.3
Investment expenses	(19.4)	(18.5)	(2.8)	(37.9)	(13.7)	(92.3)	(17.5)	–	(3.7)	88.3	(25.2)

Interest and dividends	16.1	59.8	24.0	138.4	11.6	249.9	61.8	–	(23.1)	88.3	376.9

Share of profit of associates	11.0	0.8	12.7	53.3	2.5	80.3	4.2	0.8	11.4	–	96.7

Other
Revenue	–	–	–	–	–	–	–	958.0	–	–	958.0
Expenses	–	–	–	–	–	–	–	(906.9)	–	–	(906.9)

	–	–	–	–	–	–	–	51.1	–	–	51.1

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	51.9	(11.7)	88.3	976.0
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	(3.4)	–	(3.4)
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(14.2)	(88.3)	(198.5)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

		Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
		2014	2013	2014	2013	2014	2013	2014	2013
Insurance	– Canada (Northbridge)	164.7	176.5	8.3	–	4,670.6	4,988.4	3,106.2	3,508.5
	– U.S. (Crum & Forster and Zenith National)	156.2	119.5	44.3	21.2	9,133.4	8,522.8	6,327.9	6,323.8
	– Asia (Fairfax Asia)	163.6	115.1	4.1	–	1,868.7	1,795.0	1,207.8	1,185.0
Reinsurance	– OdysseyRe	519.8	492.4	11.8	–	11,100.7	11,141.8	7,088.1	7,332.5
Insurance and Reinsurance – Other		107.4	64.3	–	–	2,371.4	2,265.0	1,559.4	1,563.5

Ongoing operations		1,111.7	967.8	68.5	21.2	29,144.8	28,713.0	19,289.4	19,913.3
Runoff		275.5	210.6	–	34.4	6,963.7	7,476.9	4,899.0	5,879.1
Other		17.9	17.3	152.4	27.6	1,376.4	682.9	700.7	321.3
Corporate and other and eliminations and adjustments		212.6	236.8	–	–	(1,353.7)	(873.8)	1,498.3	1,424.8

Consolidated		1,617.7	1,432.5	220.9	83.2	36,131.2	35,999.0	26,387.4	27,538.5

Product Line

Revenue by product line for the years ended December 31 was as follows:

		Property		Casualty		Specialty		Total
		2014	2013	2014	2013	2014	2013	2014	2013
Net premiums earned
Insurance	– Canada (Northbridge)	405.0	420.7	443.8	478.3	93.5	91.2	942.3	990.2
	– U.S. (Crum & Forster and Zenith National)	204.9	178.0	1,746.8	1,693.9	69.1	62.9	2,020.8	1,934.8
	– Asia (Fairfax Asia)	25.6	23.2	186.8	174.1	59.8	58.9	272.2	256.2
Reinsurance	– OdysseyRe	1,317.9	1,235.0	811.8	859.6	226.9	279.0	2,356.6	2,373.6
Insurance and Reinsurance – Other		171.5	244.8	119.4	121.1	101.8	73.6	392.7	439.5

Ongoing operations		2,124.9	2,101.7	3,308.6	3,327.0	551.1	565.6	5,984.6	5,994.3
Runoff		2.6	1.3	224.5	15.3	4.5	66.4	231.6	83.0

		2,127.5	2,103.0	3,533.1	3,342.3	555.6	632.0	6,216.2	6,077.3
Interest and dividends								403.8	376.9
Share of profit of associates								105.7	96.7
Net gains (losses) on investments								1,736.2	(1,564.0)
Other								1,556.0	958.0

Total consolidated revenue								10,017.9	5,944.9

Allocation of revenue		34.2%	34.6%	56.9%	55.0%	8.9%	10.4%

Geographic Region

Revenue by geographic region for the years ended December 31 was as follows:

		Canada		United States		Asia(1)		International(2)		Total
		2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net premiums earned
Insurance	– Canada (Northbridge)	933.0	980.6	9.2	9.5	–	–	0.1	0.1	942.3	990.2
	– U.S. (Crum & Forster and Zenith National)	–	–	2,020.6	1,934.7	–	–	0.2	0.1	2,020.8	1,934.8
	– Asia (Fairfax Asia)	–	–	–	–	272.2	256.2	–	–	272.2	256.2
Reinsurance	– OdysseyRe	96.3	95.7	1,346.5	1,281.3	281.4	249.7	632.4	746.9	2,356.6	2,373.6
Insurance and Reinsurance – Other		8.2	19.6	95.7	120.3	75.7	60.5	213.1	239.1	392.7	439.5

Ongoing operations		1,037.5	1,095.9	3,472.0	3,345.8	629.3	566.4	845.8	986.2	5,984.6	5,994.3
Runoff		–	–	150.1	31.5	–	–	81.5	51.5	231.6	83.0

		1,037.5	1,095.9	3,622.1	3,377.3	629.3	566.4	927.3	1,037.7	6,216.2	6,077.3
Interest and dividends										403.8	376.9
Share of profit of associates										105.7	96.7
Net gains (losses) on investments										1,736.2	(1,564.0)
Other										1,556.0	958.0

Total consolidated revenue										10,017.9	5,944.9

Allocation of revenue		16.7%	18.0%	58.3%	55.6%	10.1%	9.3%	14.9%	17.1%
(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2014	2013
Losses and loss adjustment expenses	3,584.0	3,467.5
Salaries and employee benefits expense (note 27)	1,145.1	1,010.1
Other reporting segment cost of sales	978.3	623.2
Depreciation, amortization and impairment charges	94.2	104.3
Premium taxes	93.2	93.8
Audit, legal and tax professional fees	99.6	93.0
Information technology costs	79.8	78.1
Operating lease costs	96.9	66.2
Restructuring costs	20.6	12.9
Loss on repurchase of long term debt (note 15)	3.6	3.4
Administrative expense and other	318.5	213.1

	6,513.8	5,765.6

27.  Salaries and Employee Benefits Expense

Salaries and employee benefits expense for the years ended December 31 were comprised as follows:

	2014	2013
Wages and salaries	904.6	790.4
Employee benefits	161.5	141.9
Defined benefit pension plan expense (note 21)	20.7	24.9
Defined contribution pension plan expense (note 21)	24.1	21.9
Share-based payments to directors and employees	25.4	20.5
Defined benefit post retirement expense (note 21)	8.8	10.5

	1,145.1	1,010.1

28.  Supplementary Cash Flow Information

Cash and cash equivalents were included on the consolidated balance sheets as follows:

	December 31, 2014	December 31, 2013
Holding company cash and investments:
Cash and balances with banks	93.7	157.2
Treasury bills and other eligible bills	224.0	57.2

	317.7	214.4

Subsidiary cash and short term investments:
Cash and balances with banks	1,336.3	1,786.7
Treasury bills and other eligible bills	1,698.2	2,091.7

	3,034.5	3,878.4

Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	–	11.8

Subsidiary indebtedness – bank overdrafts	–	(6.0)

Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,352.2	4,098.6

Less: Subsidiary cash and cash equivalents – restricted(1)
Cash and balances with banks	122.1	96.7
Treasury bills and other eligible bills	211.4	243.7

	333.5	340.4

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	3,018.7	3,758.2

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2014	2013
(a)	Net (purchases) sales of securities classified as at FVTPL
	Short term investments	918.9	1,159.1
	Bonds	(620.9)	8.7
	Preferred stocks	60.3	(34.6)
	Common stocks	(527.5)	1,585.6
	Derivatives and short sales	(420.8)	(1,823.1)

		(590.0)	895.7

(b)	Changes in operating assets and liabilities
	Net decrease (increase) in restricted cash and cash equivalents	4.7	(168.5)
	Provision for losses and loss adjustment expenses	(926.8)	(855.3)
	Provision for unearned premiums	102.1	(67.6)
	Insurance contract receivables	21.7	(57.2)
	Recoverable from reinsurers	860.7	481.0
	Other receivables	(33.2)	(39.3)
	Funds withheld payable to reinsurers	5.0	(34.4)
	Accounts payable and accrued liabilities	23.3	(44.3)
	Income taxes payable	27.0	9.8
	Other	(13.7)	8.9

		70.8	(766.9)

(c)	Net interest and dividends received
	Interest and dividends received	612.3	547.7
	Interest paid	(192.3)	(199.7)

		420.0	348.0

(d)	Net income taxes (paid) refund received	(52.3)	19.9

(e)	Dividends paid
	Common share dividends paid	(215.7)	(205.5)
	Preferred share dividends paid	(56.9)	(60.8)
	Dividends paid to non-controlling interests	(6.6)	(6.4)

		(279.2)	(272.7)

29.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 was as follows:

	2014	2013
Salaries and other short-term employee benefits	10.7	7.1
Share-based payments	1.4	1.0

	12.1	8.1

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2014	2013
Retainers and fees	0.8	1.0
Share-based payments	0.1	0.1

	0.9	1.1

The compensation presented above is determined in accordance with the company's IFRS accounting policies and will differ from the compensation presented in the company's Management Proxy Circular.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	114
Overview of Consolidated Performance	115
Business Developments
Acquisitions and Divestitures	115
Operating Environment	118
Sources of Revenue	119
Net Premiums Earned by Geographic Region	122
Sources of Net Earnings	122
Net Earnings by Reporting Segment	126
Balance Sheets by Reporting Segment	127
Components of Net Earnings
Underwriting and Operating Income	130
Interest and Dividends	151
Net Gains (Losses) on Investments	151
Interest Expense	151
Corporate Overhead and Other	151
Income Taxes	152
Non-controlling Interests	153
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	153
Provision for Losses and Loss Adjustment Expenses	155
Asbestos and Pollution	168
Recoverable from Reinsurers	172
Investments
Hamblin Watsa Investment Counsel Ltd.	176
Overview of Investment Performance	177
Interest and Dividend Income	177
Net Gains (Losses) on Investments	180
Total Return on the Investment Portfolio	181
Bonds	183
Common Stocks	184
Derivatives and Derivative Counterparties	185
Float	186
Financial Condition
Capital Resources and Management	188
Book Value per Share	190
Liquidity	191
Contractual Obligations	194
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	194
Management's Report on Internal Control Over Financial Reporting	194
Critical Accounting Estimates and Judgments	195
Significant Accounting Changes	195
Future Accounting Changes	195
Risk Management
Overview	196
Issues and Risks	196
Other
Quarterly Data (unaudited)	205
Stock Prices and Share Information	205
Compliance with Corporate Governance Rules	206
Forward-Looking Statements	206

Management's Discussion and Analysis of Financial Condition and Results of Operations

(as of March 6, 2015)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

  (3)
  The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

  (4)
  "Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

  (6)
  Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

  (7)
  Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

  (8)
  Intercompany shareholdings are presented as 'Investments in Fairfax affiliates' on the segmented balance sheets and carried at cost.

  (9)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced a record underwriting profit of $552.0 and combined ratio of 90.8% in 2014 compared to underwriting profit of $440.0 and a combined ratio of 92.7% in 2013 with the year-over-year improvement principally reflecting lower current period catastrophe losses, an increase in the non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) increased to $915.4 in 2014 from $770.2 in 2013 primarily as a result of higher underwriting profits and interest and dividend income. Net premiums written by the insurance and reinsurance operations increased by 1.1% in 2014 (after adjusting for timing differences in recognizing crop insurance premiums written by OdysseyRe).

Net investment gains of $1,736.2 in 2014 (compared to net investment losses of $1,564.0 in 2013) were principally comprised of net unrealized gains on bonds and net realized gains on equity and equity-related holdings after equity hedges. Consolidated interest and dividend income increased to $403.8 in 2014 from $376.9 in 2013 reflecting an increase in interest income earned and lower total return swap expense. At December 31, 2014 the company had holdings of cash and short term investments of $6,293.3 which accounted for 24.0% of its portfolio investments.

Reflecting significant net gains on investments and the increase in underwriting profit, partially offset by higher net adverse prior year reserve development at Runoff and the increased provision for income taxes, there was net earnings of $1,633.2 in 2014 compared to a net loss of $573.4 in 2013. Consequently, the company's consolidated total debt to total capital ratio decreased to 24.6% at December 31, 2014 from 26.1% at December 31, 2013, and its common shareholders' equity at December 31, 2014 was $8,361.0 or $394.83 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013 (an increase of 19.5%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2014).

Maintaining its emphasis on financial soundness, the company held $1,244.3 of cash and investments at the holding company level ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) at December 31, 2014 compared to $1,296.7 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) at December 31, 2013.

Business Developments

    Acquisitions and Divestitures

      Subsequent to December 31, 2014

On February 16, 2015 the company announced that it had reached an agreement with the board of directors of Brit PLC ("Brit") regarding the terms of a recommended cash offer to acquire all of the outstanding shares of Brit (the "Brit Offer") for a total price of 305 pence per share, comprising 280 pence in cash to be paid by the company and Brit's announced 2014 final and special dividends of 25 pence (the "Brit Offer Price"). The aggregate purchase price for the Brit Offer is approximately $1.88 billion (£1.22 billion). The Brit Offer is subject to customary closing conditions, including customary competition and merger conditions and other regulatory approvals as required. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9 (Cdn$717.1)), 9.2 million Series M preferred shares ($179.0 (Cdn$222.9)) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer. The offerings are described in more detail in notes 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) and 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2014.

On January 30, 2015 the company, through subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India Holdings Corporation ("Fairfax India") for $300.0 through a private placement. These multiple voting shares represented approximately 95.2% of the voting rights and 28.3% of the equity interest in Fairfax India upon the closing of its offerings (inclusive of the over-allotment of subordinate voting shares that closed on February 10, 2015). Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. Fairfax India will be included in the company's consolidated financial reporting commencing in the first quarter of 2015.

On January 1, 2015 the company acquired 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $26.8 (3.5 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business and writing approximately $41 of gross premiums written in 2013.

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia. The existing businesses and renewal rights of QBE's operations in the Czech Republic, Hungary and Slovakia are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In QBE's most recent fiscal year, its operations in the Czech Republic, Hungary and Slovakia generated over $40 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") through its wholly-owned subsidiary Pacific Insurance. The transaction is subject to customary closing conditions, including Malaysian court approval, and is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 of gross premiums written in 2013 in its general insurance business.

      Year ended December 31, 2014

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp. ("OdysseyRe"), under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies).

The OdysseyRe reorganization was effected in order to accomplish the following in respect of Fairfax and its affiliates: simplify the ownership of OdysseyRe; enhance investment flexibility (principally at Crum & Forster and Runoff (TIG Insurance)); reduce certain risk charges applied by insurance regulators and rating agencies to the capital of insurance entities when they own investments in affiliated companies (this affected principally Crum & Forster and TIG Insurance); create a direct channel through which OdysseyRe may remit dividends to Fairfax; and reduce regulatory overlap among jurisdictions.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a tax-free dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0.

The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted OdysseyRe, Crum & Forster and Runoff individually as follows:

      OdysseyRe

OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. Out of a portion of these redemption proceeds which were remitted by Crum & Forster and Runoff to Fairfax, Fairfax made a capital contribution to OdysseyRe of $400.0. The net effect of these transactions on OdysseyRe's shareholders' equity was a decrease of $490.3. Notwithstanding the reorganization, the statutory capital of OdysseyRe's principal operating subsidiary (Odyssey Reinsurance Company) increased from $3,102.5 at December 31, 2013 to $3,248.7 at December 31, 2014, reflecting significant net earnings and net unrealized investment gains in 2014.

      Crum & Forster

OdysseyRe redeemed Crum & Forster's investment in it (carrying value of $56.7) in exchange for cash and unaffiliated marketable securities with a fair value of $367.5, resulting in a non-taxable net gain on investment at Crum & Forster of $310.8 (this gain is eliminated in Fairfax's consolidated financial reporting). Crum & Forster paid a dividend of $150.0 to Fairfax from a portion of the proceeds received from OdysseyRe, comprised primarily of U.S. municipal and corporate bonds and U.S. treasury bills. The net effect of these transactions increased Crum & Forster's shareholders' equity by $160.8 and decreased its statutory capital by $110.0 (the latter reflects the higher carrying value of the investment in OdysseyRe under statutory accounting principles). Notwithstanding the decrease in statutory capital, Crum & Forster's risk-based capital ratio increased in 2014, principally as a result of an improvement in the composition of its investment portfolio.

      Runoff

OdysseyRe redeemed a portion of Runoff's investment in it (carrying value of $104.0) in exchange for cash and unaffiliated marketable securities with a fair value of $510.1, resulting in a non-taxable net gain on investment at Runoff of $406.1 (this gain is eliminated in Fairfax's consolidated financial reporting). Runoff made an intercompany advance of $350.0 to Fairfax from a portion of the proceeds received from OdysseyRe, comprised primarily of cash and U.S. treasury bills. The intercompany advance bears interest at 5.2% per annum, and is repayable in equal installments over ten years. The remainder of Runoff's investment in OdysseyRe (carrying value of $74.5) was distributed to Fairfax as a tax-free dividend-in-kind (fair value of $380.7). The net effect of these transactions was an increase of $331.6 in Runoff's shareholders' equity and a decrease of $243.1 in TIG Insurance's statutory capital (the latter reflects the higher carrying value of the investment in OdysseyRe under statutory accounting principles). Notwithstanding the decrease in statutory capital, Runoff's risk-based capital increased in 2014, principally as a result of an improvement in the composition of its investment portfolio.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster ($90.9 comprised of $39.4 of goodwill, $47.3 of customer relationships and $4.2 of computer software) and Northbridge ($17.3 comprised of $8.3 of goodwill, $8.0 of customer relationships and $1.0 of computer software) reporting segments since Crum & Forster & Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment. Pethealth is headquartered in Canada and provides pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom.

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1,162.6 million Indian rupees). The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for further details.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance – Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

      Year ended December 31, 2013

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its financial reporting effective October 31, 2013.

On October 3, 2013 Runoff acquired American Safety Insurance Holdings, Ltd. ("American Safety"). The renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business and surety lines of business were assumed by Crum & Forster and Hudson Insurance Company ("Hudson Insurance", a wholly-owned insurance subsidiary of OdysseyRe), respectively.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville").

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees).

Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for further details of these acquisitions.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a second consecutive year of underwriting profitability in 2014 largely driven by the absence of major catastrophe losses and the continued benefit from favourable reserve development. Accident year combined ratios have generally remained below 100% as price increases in 2014 have generally kept pace with loss costs. The industry continues to feel the effects of historically low interest rates that are negatively affecting operating income, offset somewhat by an increase in investment portfolios due to positive operating cash flows. If interest rates remain at these low levels, interest income earned in the future will likely continue to decline even further due to lower reinvestment rates. Strong performance in the equity markets in the U.S. and Canada and decreases in interest rates produced realized and unrealized gains on common stocks and bonds for many in the industry in 2014 and contributed to the overall growth in capital for the industry. Equity markets are at all-time highs and interest rates are at historical lows, raising concern over whether such trends can persist into the future. Insurance pricing on property lines of business declined, while casualty lines increased modestly in 2014. Larger account business continues to experience more pricing pressure than medium-to-small account business. Insurance pricing in 2015 is likely to be affected by the direction of interest rates, probable lower levels of favourable reserve development, capacity available within the industry, the extent to which a line of business is loss-affected and the general strength of the global economy.

The reinsurance sector remains overcapitalized as a result of recent strong earnings and additional capacity from non-traditional capital providers. Pricing on many reinsurance lines remains attractive; however, property catastrophe-exposed business has experienced double digit price decreases (primarily due to the absence of significant catastrophe losses), while non-catastrophe property and casualty reinsurance business is experiencing more moderate price decreases reflecting the factors described above affecting insurance pricing.

Sources of Revenue

Revenue for the most recent three years ended December 31, is shown in the table that follows. Other revenue primarily comprises the revenue earned by Ridley, William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India, IKYA (acquired on May 14, 2013), Sterling Resorts (consolidated since September 3, 2014) and Pethealth (acquired on November 14, 2014).

		2014	2013	2012
Net premiums earned
Insurance	– Canada (Northbridge)	942.3	990.2	992.2
	– U.S. (Crum & Forster and Zenith National)	2,020.8	1,934.8	1,811.6
	– Asia (Fairfax Asia)	272.2	256.2	231.4
Reinsurance	– OdysseyRe	2,356.6	2,373.6	2,315.3
Insurance and Reinsurance – Other		392.7	439.5	514.3
Runoff		231.6	83.0	220.1

		6,216.2	6,077.3	6,084.9
Interest and dividends		509.5	473.6	424.3
Net gains (losses) on investments		1,736.2	(1,564.0)	642.6
Other revenue		1,556.0	958.0	871.0

		10,017.9	5,944.9	8,022.8

Revenue of $10,017.9 in 2014 increased from $5,944.9 in 2013 reflecting significant net gains on investments and increased other revenue, net premiums earned and interest and dividends. Net gains on investments in 2014 was principally comprised of net unrealized gains on bonds and net realized gains on equity and equity-related holdings after equity hedges. The modest decrease in net premiums earned by the company's insurance and reinsurance operations in 2014 reflected year-over-year decreases at Northbridge ($47.9, 4.8% including the unfavourable effect of foreign currency translation), OdysseyRe ($17.0, 0.7%) and Insurance and Reinsurance – Other ($46.8, 10.6%), partially offset by increases at Crum & Forster ($45.5, 3.6%), Zenith National ($40.5, 6.0%) and Fairfax Asia ($16.0, 6.2%). Net premiums earned at Runoff in 2014 primarily reflected the impact of two significant reinsurance transactions in 2014: a medical malpractice reinsurance transaction ($66.5) and a reinsurance transaction with Everest Re ($84.1). Net premiums earned at Runoff in 2013 primarily reflected the runoff of policies in force on the acquisition dates of RiverStone Insurance ($54.4) and American Safety ($20.7). The medical malpractice reinsurance transaction, Everest Re reinsurance transaction and the acquisitions of American Safety and RiverStone Insurance are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

Revenue decreased from $8,022.8 in 2012 to $5,944.9 in 2013 reflecting significant net losses on investments in 2013 (comprised of hedging losses ($1,982.0) and mark-to-market fluctuations in the investment portfolio primarily related to bonds ($994.9), partially offset by realized gains on equity and equity-related holdings ($1,324.2). Net premiums earned by the company's insurance and reinsurance operations increased by 2.2% in 2013 reflecting year-over-year increases at Zenith National ($76.8, 12.9%), OdysseyRe ($58.3, 2.5%), Crum & Forster ($46.4, 3.8%) and Fairfax Asia ($24.8, 10.7%), partially offset by decreases at Insurance and Reinsurance – Other ($74.8, 14.5%) and Northbridge ($2.0, 0.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff decreased to $83.0 in 2013 from $220.1 in 2012 primarily as a result of $183.5 of net premiums earned in connection with the Eagle Star reinsurance transaction in 2012. Revenue in 2013 also reflected higher interest and dividend income and other revenue on a year-over-year basis.

In order to better compare 2014 and 2013, the table which follows presents net premiums written by the company's insurance and reinsurance operations in 2014 and 2013 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer from Group Re to Northbridge of net premiums written (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance – Northbridge) and the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business by applying the same recognition pattern for the U.S. crop insurance business as was adopted in 2014 to 2013 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe).

		2014	2013	% change year-over- year
Insurance	– Canada (Northbridge)	967.1	992.3	(2.5)
	– U.S. (Crum & Forster and Zenith National)	2,067.2	1,933.2	6.9
	– Asia (Fairfax Asia)	280.1	257.4	8.8
Reinsurance	– OdysseyRe	2,359.4	2,392.8	(1.4)
Insurance and Reinsurance – Other		413.9	446.0	(7.2)

Insurance and reinsurance operations		6,087.7	6,021.7	1.1

Northbridge's net premiums written decreased by 2.5% in 2014 (increased by 4.4% in Canadian dollar terms in 2014). Excluding the unfavourable effect of foreign currency translation, the increase primarily reflected rate increases and improved retention across most lines of business at Northbridge Insurance and Federated Insurance and lower ceded reinsurance and reinstatement premiums, partially offset by the strategic non-renewal of an unprofitable portfolio in the Ontario region of Northbridge Insurance.

Net premiums written by U.S. Insurance increased by 6.9% in 2014. Crum & Forster's net premiums written increased by 9.2% in 2014 primarily reflecting the incremental contribution from American Safety to the environmental casualty business and growth in the Fairmont accident and health and Seneca businesses, partially offset by planned reductions in the legacy CoverX business. Zenith National's net premiums written increased by 2.9% in 2014 primarily reflecting premium rate increases.

Net premiums written by Fairfax Asia increased by 8.8% in 2014 primarily as a result of increased writings in the commercial property, commercial automobile and marine hull lines of business combined with slightly higher premium retention during the year, partially offset by decreased writings in the engineering lines of business.

Net premiums written by OdysseyRe decreased by 1.4% in 2014 primarily reflecting declines in writings of reinsurance business (primarily property lines of business) due to competitive market conditions, partially offset by growth across most lines of business in the U.S. insurance division, including incremental gross premiums written related to the renewal of the American Safety business.

Net premiums written in the Insurance and Reinsurance – Other reporting segment decreased by 7.2% in 2014 primarily reflecting decreases at Polish Re and Advent (primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate), partially offset by increases at Group Re (primarily related to a modest increase in net risk retained within the Fairfax group).

Consolidated interest and dividend income increased from $376.9 in 2013 to $403.8 in 2014, reflecting an increase in interest income earned and lower total return swap expense, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense decreased from $167.9 in 2013 to $156.3 in 2014, reflecting lower total return swap expense following the termination in 2013 of a portion of the company's Russell 2000 and all of its S&P 500 equity index total return swaps, partially offset by lower total return swap income following the termination of a significant portion of the company's long equity total return swaps at the end of 2013.

Net gains (losses) on investments in 2014 and 2013 were comprised as shown in the following table:

	2014	2013
Common stocks	266.9	941.2
Preferred stocks – convertible(1)	(114.3)	64.7
Bonds – convertible	203.4	(2.6)
Gain on disposition of associates(2)	53.6	130.2
Other equity derivatives(3)(4)	132.3	311.6

Equity and equity-related holdings	541.9	1,445.1
Equity hedges	(194.5)	(1,982.0)

Equity and equity-related holdings after equity hedges	347.4	(536.9)
Bonds	1,237.2	(929.0)
Preferred stocks	(27.5)	(19.0)
CPI-linked derivatives	17.7	(126.9)
Other derivatives	10.2	(7.0)
Foreign currency	103.4	62.4
Other(5)	47.8	(7.6)

Net gains (losses) on investments	1,736.2	(1,564.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	531.3	(267.6)
U.S. states and municipalities	684.7	(637.3)
Corporate and other	21.2	(24.1)

	1,237.2	(929.0)

(1)
During the fourth quarter of 2014, a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock).

(2)
The gain on disposition of associates of $53.6 in 2014 principally reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs. The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investments in The Brick ($111.9), a private company ($12.1) and Imvescor ($6.2).

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2014, for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $1,237.2 in 2014 were primarily comprised of net mark-to-market gains principally as a result of the effect of a decrease in interest rates during 2014 on U.S. treasury bonds ($321.2 in 2014) and U.S. state and municipal bonds ($658.7 in 2014). The company recorded net losses on bonds of $929.0 in 2013.

The company's CPI-linked derivative contracts produced unrealized gains of $17.7 in 2014 compared to unrealized losses of $126.9 in 2013. Unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue from $958.0 in 2013 to $1,556.0 in 2014, principally reflected the consolidation of the revenue of IKYA (acquired on May 14, 2013), The Keg (acquired on February 4, 2014) and Praktiker (acquired on June 5, 2014), partially offset by lower revenue following the disposition of Prime Restaurants (sold on October 31, 2013).

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2014, on the basis of geographic regions, the United States, Canada, International and Asia accounted for 58.3%, 16.7%, 14.9% and 10.1% respectively, of net premiums earned in 2014 compared to 55.6%, 18.0%, 17.1% and 9.3% respectively, of net premiums earned in 2013.

United States

Net premiums earned in the United States geographic region increased by 7.2% from $3,377.3 in 2013 to $3,622.1 in 2014 primarily reflecting the impact on Runoff of the Everest Re reinsurance transaction and runoff of policies in force on the acquisition date of American Safety, growth in the accident and health and environmental casualty business at Crum & Forster, premium rate increases on workers' compensation business at Zenith National and growth across most lines of the U.S. insurance business of OdysseyRe, partially offset by decreases in OdysseyRe's reinsurance business.

Canada

Net premiums earned in the Canada geographic region decreased by 5.3% from $1,095.9 in 2013 to $1,037.5 in 2014 primarily at Northbridge as a result of the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange, partially offset by premium rate increases and stronger retention rates.

International

Net premiums earned in the International geographic region decreased by 10.6% from $1,037.7 in 2013 to $927.3 in 2014 principally reflecting decreases at OdysseyRe in its reinsurance business and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Polish Re.

Asia

Net premiums earned in the Asia geographic region increased by 11.1% from $566.4 in 2013 to $629.3 in 2014 primarily reflecting growth at Fairfax Asia.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2014, 2013 and 2012. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

		2014	2013	2012
	Combined ratios
Insurance	– Canada (Northbridge)	95.5%	98.2%	106.2%
	– U.S. (Crum & Forster and Zenith National)	95.4%	100.3%	111.4%
	– Asia (Fairfax Asia)	86.7%	87.5%	87.0%
Reinsurance	– OdysseyRe	84.7%	84.0%	88.5%
	Insurance and Reinsurance – Other	94.7%	96.6%	104.3%

	Consolidated	90.8%	92.7%	99.9%

	Sources of net earnings
	Underwriting
Insurance	– Canada (Northbridge)	42.7	18.2	(61.7)
	– U.S. (Crum & Forster and Zenith National)	92.0	(5.1)	(206.3)
	– Asia (Fairfax Asia)	36.2	32.0	30.1
Reinsurance	– OdysseyRe	360.4	379.9	265.8
	Insurance and Reinsurance – Other	20.7	15.0	(21.8)

	Underwriting profit	552.0	440.0	6.1
	Interest and dividends – insurance and reinsurance	363.4	330.2	292.4

	Operating income	915.4	770.2	298.5
	Runoff (excluding net gains (losses) on investments)	(88.5)	77.3	14.6
	Other reporting segment	77.6	51.9	34.1
	Interest expense	(206.3)	(211.2)	(208.2)
	Corporate overhead and other	(96.5)	(125.3)	(132.6)

	Pre-tax income before net gains (losses) on investments	601.7	562.9	6.4
	Net realized gains before equity hedges	777.6	1,379.6	1,058.7

	Pre-tax income including net realized gains before equity hedges	1,379.3	1,942.5	1,065.1
	Net change in unrealized gains (losses) before equity hedges	1,153.1	(961.6)	589.4
	Equity hedging net losses	(194.5)	(1,982.0)	(1,005.5)

	Pre-tax income (loss)	2,337.9	(1,001.1)	649.0
	Income taxes	(673.3)	436.6	(114.0)

	Net earnings (loss)	1,664.6	(564.5)	535.0

	Attributable to:
	Shareholders of Fairfax	1,633.2	(573.4)	526.9
	Non-controlling interests	31.4	8.9	8.1

		1,664.6	(564.5)	535.0

	Net earnings (loss) per share	$74.43	$(31.15)	$22.95
	Net earnings (loss) per diluted share	$73.01	$(31.15)	$22.68
	Cash dividends paid per share	$10.00	$10.00	$10.00

The underwriting profit of the company's insurance and reinsurance operations increased from $440.0 (combined ratio of 92.7%) in 2013 to $552.0 (combined ratio of 90.8%) in 2014 principally as a result of lower current period catastrophe losses, improvement in the non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development.

Net favourable development of $445.7 (7.4 combined ratio points) in 2014 and $440.0 (7.3 combined ratio points) in 2013 was comprised as follows:

		2014	2013
Insurance	– Canada (Northbridge)	(110.2)	(154.0)
	– U.S. (Crum & Forster and Zenith National)	(72.6)	(27.7)
	– Asia (Fairfax Asia)	(20.6)	(16.7)
Reinsurance	– OdysseyRe	(189.1)	(214.7)
Insurance and Reinsurance – Other		(53.2)	(26.9)

Insurance and reinsurance operations		(445.7)	(440.0)

Catastrophe losses which added 3.2 combined ratio points ($189.0) to the combined ratio in 2014 compared to 4.8 combined ratio points ($289.3) in 2013 were comprised as follows:

	2014			2013
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	41.7	0.7		–	–
Alberta floods	–	–		66.3	1.1
Toronto floods	–	–		29.5	0.5
Germany hail storms	–	–		27.0	0.5
Typhoon Fitow	–	–		25.8	0.4
Central Europe floods	–	–		19.7	0.3
Other	147.3	2.5		121.0	2.0

	189.0	3.2	points	289.3	4.8	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31, 2014 and 2013:

	2014	2013
Underwriting profit	552.0	440.0

Loss & LAE – accident year	66.4%	68.9%
Commissions	16.0%	16.1%
Underwriting expense	15.8%	15.0%

Combined ratio – accident year	98.2%	100.0%
Net favourable development	(7.4)%	(7.3)%

Combined ratio – calendar year	90.8%	92.7%

The commission expense ratio of the company's insurance and reinsurance operations decreased modestly from 16.1% in 2013 to 16.0% in 2014 reflecting increased profit commission on reinsurance ceded by First Capital on its property line of business and lower inward reinstatement premiums earned at OdysseyRe (which do not attract commissions) and changes in the mix of business at Northbridge and OdysseyRe.

The underwriting expense ratio of the company's insurance and reinsurance operations increased from 15.0% in 2013 to 15.8% in 2014 due to increased underwriting expenses of 5.6% in 2014 (primarily reflecting increased compensation and legal expenses) and decreased net premiums earned of 0.2% in 2014.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $1,185.0 in 2013 to $1,227.2 in 2014 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above) and higher operating expenses at Runoff (primarily reflecting incremental operating expenses associated with the Everest Re reinsurance transaction and American Safety (acquired on October 3, 2013), partially offset by the release of a provision for uncollectible reinsurance), partially offset by decreased Fairfax corporate overhead (primarily as a result of lower compensation expenses and legal fees and one-time expenses incurred in 2013 related to the acquisition of American Safety) and lower subsidiary companies' corporate overhead (primarily as a result of a non-recurring charge of $31.2 incurred at Northbridge in 2013 related to redundant software development costs, partially offset by higher restructuring costs and charitable donations in 2014).

Other expenses increased from $910.3 in 2013 to $1,492.3 in 2014 primarily as a result of the consolidation of the operating expenses of Praktiker (acquired on June 5, 2014), The Keg (acquired February 4, 2014) and IKYA (acquired on May 14, 2013), partially offset by lower operating expenses following the disposition of Prime Restaurants (sold on October 31, 2013).

The company reported net earnings attributable to shareholders of Fairfax of $1,633.2 (net earnings of $74.43 per basic and $73.01 per diluted share) in 2014 compared to a net loss attributable to shareholders of Fairfax of $573.4 (a net loss of $31.15 per basic and diluted share) in 2013. The year-over-year increase in profitability was primarily due to significant net gains on investments and the increase in underwriting profit, partially offset by higher net adverse prior year reserve development at Runoff and the increased provision for income taxes.

Common shareholders' equity increased from $7,186.7 at December 31, 2013 to $8,361.0 at December 31, 2014 primarily reflecting net earnings attributable to shareholders of Fairfax ($1,633.2), partially offset by decreased accumulated other comprehensive income (a decrease of $196.5 in 2014 primarily related to net unrealized foreign currency translation losses ($74.6), the share of other comprehensive loss of associates ($89.4 inclusive of actuarial losses related to associates' defined benefit plans of $36.7) and actuarial losses related to the company's subsidiaries' defined benefit plans ($32.5)) and the payment of dividends on the company's common and preferred shares ($272.6). Common shareholders' equity at December 31, 2014 was $8,361.0 or $394.83 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013, representing an increase per basic share in 2014 of 16.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 19.5% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2014 and 2013. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2014

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,109.3	2,432.5	563.5	2,739.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,067.2	280.1	2,393.8	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned	942.3	2,020.8	272.2	2,356.6	392.7	5,984.6	231.6	–	–	–	6,216.2

Underwriting profit (loss)	42.7	92.0	36.2	360.4	20.7	552.0	(151.5)	–	–	–	400.5
Interest and dividends	32.5	61.2	60.5	182.2	27.0	363.4	63.0	10.3	(6.3)	79.1	509.5

Operating income (loss)	75.2	153.2	96.7	542.6	47.7	915.4	(88.5)	10.3	(6.3)	79.1	910.0
Net gains (losses) on investments(1)	213.1	738.9	(19.3)	579.3	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Other reporting segment	–	–	–	–	–	–	–	67.3	–	–	67.3
Interest expense	–	(4.7)	–	(12.7)	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead and other	(12.2)	(40.4)	(0.1)	(27.5)	(0.4)	(80.6)	(3.5)	–	(6.1)	(79.1)	(169.3)

Pre-tax income (loss)	276.1	847.0	77.3	1,081.7	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes											(673.3)

Net earnings											1,664.6

Attributable to:
Shareholders of Fairfax											1,633.2
Non-controlling interests											31.4

											1,664.6

(1)
Net gains (losses) on investments at U.S. Insurance, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which are eliminated on consolidation. Refer to the Business Developments section of this MD&A for a discussion of the OdysseyRe reorganization.

Year ended December 31, 2013

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3
Interest and dividends	27.1	60.6	36.7	191.7	14.1	330.2	66.0	0.8	(11.7)	88.3	473.6

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	0.8	(11.7)	88.3	924.9
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Other reporting segment	–	–	–	–	–	–	–	51.1	–	–	51.1
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead and other	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(17.6)	(88.3)	(201.9)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2014 and 2013 present the assets and liabilities of, and the capital invested by the company in, each of the company's major reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax's accounting policies and include, where applicable, purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

  (b)
  Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company's reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,656.5 as at December 31, 2014 (December 31, 2013 – $2,491.0) consisted of Fairfax debt of $2,514.7 (December 31, 2013 – $2,337.7) and other long term obligations, comprised of the purchase consideration payable related to the TRG acquisition of $139.7 (December 31, 2013 – $144.2) and TIG trust preferred securities of $2.1 (December 31, 2013 – $9.1).

Segmented Balance Sheet as at December 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	35.2	66.0	–	463.6	–	564.8	–	–	679.5	1,244.3
Insurance contract receivables	285.5	418.3	99.3	814.1	220.0	1,837.2	144.0	–	(49.5)	1,931.7
Portfolio investments	3,160.9	5,708.5	1,137.1	8,179.8	1,819.4	20,005.7	4,841.7	269.0	(7.2)	25,109.2
Deferred premium acquisition costs	98.7	119.7	21.4	217.7	45.0	502.5	–	–	(4.9)	497.6
Recoverable from reinsurers	629.9	1,671.3	525.4	868.2	211.4	3,906.2	1,100.9	–	(1,025.0)	3,982.1
Deferred income taxes	48.4	161.7	–	50.8	–	260.9	67.4	–	132.1	460.4
Goodwill and intangible assets	176.9	748.6	31.6	182.7	18.3	1,158.1	43.4	360.8	(4.0)	1,558.3
Due from affiliates	91.8	0.3	5.2	2.7	0.2	100.2	615.0	0.2	(715.4)	–
Other assets	97.6	175.2	48.7	117.6	47.1	486.2	73.8	746.4	41.2	1,347.6
Investments in Fairfax affiliates	45.7	63.8	–	203.5	10.0	323.0	77.5	–	(400.5)	–

Total assets	4,670.6	9,133.4	1,868.7	11,100.7	2,371.4	29,144.8	6,963.7	1,376.4	(1,353.7)	36,131.2

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	37.6	–	37.6
Accounts payable and accrued liabilities	179.4	323.7	203.1	503.9	119.2	1,329.3	98.1	479.7	122.0	2,029.1
Income taxes payable	33.5	–	10.5	102.6	1.3	147.9	32.3	13.8	(75.7)	118.3
Short sale and derivative obligations	8.2	20.3	–	53.2	16.2	97.9	31.3	–	31.6	160.8
Due to affiliates	5.2	26.5	4.7	9.4	10.4	56.2	0.1	27.0	(83.3)	–
Funds withheld payable to reinsurers	4.2	338.9	58.2	36.0	63.4	500.7	16.8	–	(56.0)	461.5
Provision for losses and loss adjustment expenses	2,299.7	4,705.0	691.3	5,315.3	1,011.3	14,022.6	4,720.4	–	(993.9)	17,749.1
Provision for unearned premiums	576.0	823.6	229.3	853.1	243.7	2,725.7	–	–	(36.1)	2,689.6
Deferred income taxes	–	10.4	10.7	–	2.1	23.2	–	43.6	(66.8)	–
Long term debt	–	79.5	–	214.6	91.8	385.9	–	99.0	2,656.5	3,141.4

Total liabilities	3,106.2	6,327.9	1,207.8	7,088.1	1,559.4	19,289.4	4,899.0	700.7	1,498.3	26,387.4

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,564.4	2,805.5	647.6	4,012.6	812.0	9,842.1	2,064.7	616.4	(2,997.5)	9,525.7
Non-controlling interests	–	–	13.3	–	–	13.3	–	59.3	145.5	218.1

Total equity	1,564.4	2,805.5	660.9	4,012.6	812.0	9,855.4	2,064.7	675.7	(2,852.0)	9,743.8

Total liabilities and total equity	4,670.6	9,133.4	1,868.7	11,100.7	2,371.4	29,144.8	6,963.7	1,376.4	(1,353.7)	36,131.2

Capital
Total debt	–	79.5	–	214.6	91.8	385.9	–	136.6	2,656.5	3,179.0
Investments in Fairfax affiliates	45.7	63.8	–	203.5	10.0	323.0	77.5	–	(400.5)	–
Shareholders' equity attributable to shareholders of Fairfax	1,518.7	2,741.7	647.6	3,809.1	802.0	9,519.1	1,987.2	616.4	(2,597.0)	9,525.7
Non-controlling interests	–	–	13.3	–	–	13.3	–	204.8	–	218.1

Total capital	1,564.4	2,885.0	660.9	4,227.2	903.8	10,241.3	2,064.7	957.8	(341.0)	12,922.8

% of total capital	12.1%	22.3%	5.1%	32.7%	7.0%	79.2%	16.0%	7.4%	(2.6)%	100.0%

Segmented Balance Sheet as at December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	32.6	11.3	–	246.0	–	289.9	–	–	1,006.8	1,296.7
Insurance contract receivables	289.4	390.3	95.0	815.8	166.0	1,756.5	350.5	–	(90.0)	2,017.0
Portfolio investments	3,183.8	4,977.7	1,089.9	7,986.6	1,768.7	19,006.7	4,604.4	100.8	121.4	23,833.3
Deferred premium acquisition costs	100.0	104.2	20.0	204.2	37.0	465.4	–	–	(3.0)	462.4
Recoverable from reinsurers	835.3	1,732.8	511.5	990.4	189.4	4,259.4	1,773.7	–	(1,058.4)	4,974.7
Deferred income taxes	67.7	317.2	–	204.8	15.4	605.1	70.4	–	339.5	1,015.0
Goodwill and intangible assets	177.9	650.6	29.2	168.9	20.9	1,047.5	46.0	217.6	0.7	1,311.8
Due from affiliates	101.1	1.1	4.9	205.4	0.3	312.8	281.4	–	(594.2)	–
Other assets	168.0	240.1	44.5	138.3	67.3	658.2	66.2	364.5	(0.8)	1,088.1
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–

Total assets	4,988.4	8,522.8	1,795.0	11,141.8	2,265.0	28,713.0	7,476.9	682.9	(873.8)	35,999.0

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	25.8	–	25.8
Accounts payable and accrued liabilities	174.7	306.3	229.3	494.1	103.2	1,307.6	174.0	211.0	148.0	1,840.6
Income taxes payable	–	–	7.7	–	–	7.7	51.7	5.0	15.7	80.1
Short sale and derivative obligations	33.8	26.9	0.1	118.1	14.1	193.0	20.3	–	55.1	268.4
Due to affiliates	7.6	26.4	4.2	10.8	7.0	56.0	11.6	20.0	(87.6)	–
Funds withheld payable to reinsurers	3.9	397.4	70.9	16.3	37.8	526.3	32.5	–	(97.6)	461.2
Provision for losses and loss adjustment expenses	2,686.1	4,720.9	643.9	5,603.5	1,095.9	14,750.3	5,493.8	–	(1,031.3)	19,212.8
Provision for unearned premiums	602.4	766.4	219.9	825.6	211.4	2,625.7	73.7	–	(18.5)	2,680.9
Deferred income taxes	–	–	9.0	–	0.4	9.4	–	40.6	(50.0)	–
Long term debt	–	79.5	–	264.1	93.7	437.3	21.5	18.9	2,491.0	2,968.7

Total liabilities	3,508.5	6,323.8	1,185.0	7,332.5	1,563.5	19,913.3	5,879.1	321.3	1,424.8	27,538.5

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,479.9	2,199.0	602.0	3,809.3	701.5	8,791.7	1,597.8	354.3	(2,390.7)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	7.3	92.1	107.4

Total equity	1,479.9	2,199.0	610.0	3,809.3	701.5	8,799.7	1,597.8	361.6	(2,298.6)	8,460.5

Total liabilities and total equity	4,988.4	8,522.8	1,795.0	11,141.8	2,265.0	28,713.0	7,476.9	682.9	(873.8)	35,999.0

Capital
Total debt	–	79.5	–	264.1	93.7	437.3	21.5	44.7	2,491.0	2,994.5
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,447.3	2,101.5	602.0	3,627.9	701.5	8,480.2	1,313.5	354.3	(1,794.9)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	99.4	–	107.4

Total capital	1,479.9	2,278.5	610.0	4,073.4	795.2	9,237.0	1,619.3	498.4	100.3	11,455.0

% of total capital	12.9%	19.9%	5.3%	35.6%	7.0%	80.7%	14.1%	4.3%	0.9%	100.0%

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2014 and 2013.

    Canadian Insurance – Northbridge(1)

	2014	2013
Underwriting profit	42.7	18.2

Loss & LAE – accident year	72.2%	77.5%
Commissions	16.0%	16.3%
Underwriting expenses	19.0%	20.0%

Combined ratio – accident year	107.2%	113.8%
Net favourable development	(11.7)%	(15.6)%

Combined ratio – calendar year	95.5%	98.2%

Gross premiums written	1,109.3	1,150.0

Net premiums written	967.1	1,031.4

Net premiums earned	942.3	990.2

Underwriting profit	42.7	18.2
Interest and dividends	32.5	27.1

Operating income	75.2	45.3
Net gains (losses) on investments	213.1	(55.5)

Pre-tax income (loss) before interest and other	288.3	(10.2)

Net earnings (loss)	214.4	(8.7)

(1)
These results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Northbridge's underwriting profit increased from $18.2 (combined ratio of 98.2%) in 2013 to $42.7 (combined ratio of 95.5%) in 2014, primarily due to lower current period catastrophe losses, partially offset by lower net favourable prior year reserve development.

Current period catastrophe losses in 2014 totaled $8.1 (0.9 of a combined ratio point) and were principally related to hailstorms in Alberta. Current period catastrophe losses in 2013 (inclusive of reinstatement premiums payable) totaled $61.0 (6.2 combined ratio points) and were principally comprised of the impacts of the Alberta floods of $34.1 (3.5 combined ratio points) and the Toronto floods of $18.5 (1.9 combined ratio points). Net favourable prior year reserve development decreased from $154.0 (15.6 combined ratio points) in 2013 to $110.2 (11.7 combined ratio points) in 2014. Net favourable development in 2014 and 2013 reflected better than expected emergence across most accident years and lines of business (more specifically concentrated in general liability, commercial automobile and personal automobile lines of business in 2014).

Northbridge's underwriting expense ratio decreased from 20.0% in 2013 to 19.0% in 2014, primarily due to lower compensation and benefits expense and the modest impact of increased net premiums earned (expressed in Canadian dollars). Northbridge's commission expense ratio decreased from 16.3% in 2013 to 16.0% in 2014 primarily due to changes in the mix of business. Northbridge's corporate overhead in 2013 included a charge of $31.2 (Cdn$31.9) related to software development costs that became redundant following a decision by Northbridge to pursue a new group-wide underwriting software system.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in 2014 and 2013, the premiums presented in the following table are expressed in Canadian dollars and exclude the effect of the unearned premium portfolio transfer (effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re).

	Cdn$
			% change year-over- year
	2014	2013
Gross premiums written	1,224.8	1,184.3	3.4
Net premiums written	1,067.7	1,022.7	4.4
Net premiums earned	1,040.4	1,019.7	2.0

Gross premiums written increased by 3.4% in 2014 primarily due to rate increases and improved retention across most lines of business at Northbridge Insurance and Federated Insurance, with some offset due to the strategic non-renewal of an unprofitable portfolio in the Ontario region of Northbridge Insurance. The growth in net premiums written of 4.4% also reflected lower ceded reinsurance and reinstatement premium in 2014. The increase in net premiums earned of 2.0% was less than the increase in net premiums written reflecting the growth in net premiums written that was only partially earned in 2014.

The significant year-over-year increase in net gains on investments (as set out in the table below), higher underwriting profitability and higher interest and dividend income (reflecting lower investment management and administration fees and lower total return swap expense) produced pre-tax income before interest and other of $288.3 in 2014 compared to a pre-tax loss before interest and other of $10.2 in 2013.

	2014	2013
Equity and equity-related holdings	105.4	141.8
Equity hedges	(37.5)	(202.8)
Bonds	66.9	(31.7)
Preferred stocks	(4.2)	(3.7)
CPI-linked derivatives	(2.6)	(27.6)
Foreign currency	74.7	47.0
Gain on disposition of associates	13.8	22.2
Other	(3.4)	(0.7)

Net gains (losses) on investments	213.1	(55.5)

Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $437.9 in 2014 compared to an increase of $716.1 in 2013. The increase in cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) from $22.7 in 2013 to $54.2 in 2014 primarily reflected lower net claims paid, partially offset by lower net premiums collected and higher income taxes paid.

Northbridge's average annual return on average equity over the past 29 years since inception in 1985 was 13.6% at December 31, 2014 (December 31, 2013 – 13.5%) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2014 and 2013.

	2014(1)	2013(1)
Assets
Holding company cash and investments	35.2	32.6
Insurance contract receivables	285.5	289.4
Portfolio investments	3,160.9	3,183.8
Deferred premium acquisition costs	98.7	100.0
Recoverable from reinsurers	629.9	835.3
Deferred income taxes	48.4	67.7
Goodwill and intangible assets	176.9	177.9
Due from affiliates	91.8	101.1
Other assets	97.6	168.0
Investment in Fairfax affiliates	45.7	32.6

Total assets	4,670.6	4,988.4

Liabilities
Accounts payable and accrued liabilities	179.4	174.7
Income taxes payable	33.5	–
Short sale and derivative obligations	8.2	33.8
Due to affiliates	5.2	7.6
Funds withheld payable to reinsurers	4.2	3.9
Provision for losses and loss adjustment expenses	2,299.7	2,686.1
Provision for unearned premiums	576.0	602.4

Total liabilities	3,106.2	3,508.5

Total equity	1,564.4	1,479.9

Total liabilities and total equity	4,670.6	4,988.4

(1)
These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009 and the allocation of a portion of the goodwill and intangible assets acquired by Fairfax in connection with Pethealth in 2014. Excluding these purchase accounting adjustments, Northbridge's total equity was $1,416.7 at December 31, 2014 (December 31, 2013 – $1,330.5).

Northbridge's Canadian dollar balance sheets (inclusive of Fairfax-level purchase accounting adjustments) are translated into U.S. dollars in Fairfax's consolidated financial reporting and reflect the currency translation effect in 2014 of the appreciation of the U.S. dollar relative to the Canadian dollar (8.3% year-over-year). As regards certain December 31, 2014 balance sheet items expressed in Canadian dollars: Goodwill and intangible assets increased reflecting the goodwill and intangible assets of Pethealth allocated to Northbridge (Cdn$19.6), partially offset by regularly recurring amortization of intangible assets. Provision for losses and loss adjustment expenses and recoverable from reinsurers decreased reflecting improved loss experience. The increase in total equity primarily reflected the net earnings in 2014, partially offset by decreased accumulated other comprehensive income (principally as a result of the currency translation effect described above).

Northbridge's investment in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
Ridley	31.8%
The Keg	11.0%

    U.S. Insurance – Crum & Forster and Zenith National(1)

	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	2.5	89.5	92.0	(24.3)	19.2	(5.1)

Loss & LAE – accident year	66.9%	62.9%	65.5%	70.1%	67.5%	69.2%
Commissions	13.6%	9.7%	12.2%	13.3%	9.8%	12.1%
Underwriting expenses	19.3%	25.1%	21.3%	17.8%	25.1%	20.4%

Combined ratio – accident year	99.8%	97.7%	99.0%	101.2%	102.4%	101.7%
Net unfavourable (favourable) development	–%	(10.2)%	(3.6)%	0.7%	(5.3)%	(1.4)%

Combined ratio – calendar year	99.8%	87.5%	95.4%	101.9%	97.1%	100.3%

Gross premiums written	1,699.5	733.0	2,432.5	1,562.2	716.3	2,278.5

Net premiums written	1,346.3	720.9	2,067.2	1,232.9	700.3	1,933.2

Net premiums earned	1,306.5	714.3	2,020.8	1,261.0	673.8	1,934.8

Underwriting profit (loss)	2.5	89.5	92.0	(24.3)	19.2	(5.1)
Interest and dividends	39.1	22.1	61.2	38.3	22.3	60.6

Operating income	41.6	111.6	153.2	14.0	41.5	55.5
Net gains (losses) on investments	321.3	106.8	428.1	(313.8)	(131.2)	(445.0)
Gain on redemption of investment in OdysseyRe(2)	310.8	–	310.8	–	–	–

Pre-tax income (loss) before interest and other	673.7	218.4	892.1	(299.8)	(89.7)	(389.5)

Net earnings (loss)	545.8	140.8	686.6	(195.7)	(59.9)	(255.6)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

(2)
Eliminated on consolidation.

Crum & Forster

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Crum & Forster as described in the "Business Developments" section of this MD&A.

On December 31, 2013 Runoff (Clearwater Insurance) assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. The tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial impact of this reinsurance transaction since its effect is not considered by management in its assessment of the performance of Crum & Forster and Runoff. Had the initial impact of this reinsurance transaction been reflected in Crum & Forster's operating segment in 2013, net premiums written, net premiums earned and losses on claims all would have decreased by $68.6 with operating income remaining unchanged. On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance (a wholly-owned insurance subsidiary of OdysseyRe). The transferred business produced approximately $20 of annual gross premiums written. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for a detailed discussion of these acquisitions. Incremental gross premiums written related to the renewal of the American Safety business was $67.9 in 2014 principally in the environmental casualty business under the Crum & Forster and CoverX brands.

Crum & Forster reported an underwriting profit of $2.5 and a combined ratio of 99.8% in 2014 compared to an underwriting loss of $24.3 and a combined ratio of 101.9% in 2013. The improvement in underwriting profitability principally reflected the absence in 2014 of net adverse development of prior years' reserves and better non-catastrophe underwriting margins related to the current accident year (primarily reflecting the impact of underwriting actions that have improved the performance of the legacy CoverX business and the impact of a single large loss of $8.0 (0.6 of a combined ratio point) in 2013), partially offset by a modest increase in operating expenses.

There was no net prior year reserve development in 2014 whereas the underwriting results in 2013 included $8.3 (0.7 of a combined ratio point) of net adverse prior year reserve development, primarily related to general liability loss reserves at First Mercury, partially offset by net favourable prior year reserve development related to a single large liability claim at Crum & Forster. Current period catastrophe losses in 2014 primarily related to the effects of storms and severe winter weather in the U.S. northeast and storms in the U.S. midwest and totaled $14.3 (1.1 combined ratio points). Current period catastrophe losses in 2013 totaled $3.7 (0.3 of a combined ratio point).

Crum & Forster's underwriting expense ratio (excluding commissions) increased from 17.8% in 2013 to 19.3% in 2014, primarily as a result of increased employee compensation and benefit costs necessary to support the growth in gross premiums written and incremental costs related to American Safety.

Gross premiums written increased by 8.8% from $1,562.2 in 2013 to $1,699.5 in 2014 reflecting the incremental contribution from American Safety to the environmental casualty business and growth in the Fairmont accident and health and Seneca businesses, partially offset by planned reductions in the legacy CoverX business. Net premiums written increased by 9.2% in 2014 consistent with the increase in gross premiums written. The increase in net premiums earned of 3.6% lagged the growth in net premiums written principally as a result of the reductions in net premiums written in 2013 in the legacy CoverX business and in the middle markets business of Crum & Forster, partially offset by the impact of the timing of earned premiums related to the American Safety business and growth in the Fairmont accident and health business.

Interest and dividend income increased modestly from $38.3 in 2013 to $39.1 in 2014 reflecting increased interest income earned and share of profit of associates, partially offset by lower dividends received on common stocks. The significant increase in net gains on investments (as set out in the table below) coupled with the gain on redemption of Crum & Forster's investment in OdysseyRe, the year-over-year improvement in underwriting profitability and slightly higher interest and dividend income, produced pre-tax income before interest and other of $673.7 in 2014 compared to a pre-tax loss before interest and other of $299.8 in 2013.

Crum & Forster's cash resources, excluding the impact of foreign currency translation, decreased by $33.4 in 2014 compared to an increase of $14.8 in 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $122.8 in 2013 to $115.6 in 2014 primarily as a result of lower income tax recoveries, partially offset by increased underwriting cash flows.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,952.6, and its annual return on average equity since acquisition has been 10.7% (December 31, 2013 – 9.2%).

Zenith National

Zenith National reported an underwriting profit of $89.5 and a combined ratio of 87.5% in 2014 compared to an underwriting profit of $19.2 and a combined ratio of 97.1% in 2013. Net premiums earned in 2014 of $714.3 increased from $673.8 in 2013, principally reflecting premium rate increases.

The improvement in Zenith National's combined ratio in 2014 compared to 2013 reflected a decrease of 4.6 percentage points in the estimated accident year loss and LAE ratio in 2014 and higher net favourable development of prior years' reserves (10.2 percentage points in 2014). The decrease in the estimated accident year loss and LAE ratio in 2014 was due to favourable loss development trends for accident year 2013 combined with price increases equal to estimated loss trends for accident year 2014. Net favourable prior year reserve development in 2014 reflected net favourable emergence related to the 2011, 2012 and 2013 accident years.

The significant increase in net gains on investments (as set out in the table below), the improvement in underwriting profitability and stable interest and dividend income ($22.1 in 2014 compared to $22.3 in 2013), produced pre-tax income before interest and other of $218.4 in 2014 compared to a pre-tax loss before interest and other of $89.7 in 2013.

At December 31, 2014 Zenith National had unrestricted cash and cash equivalents of $39.2 (December 31, 2013 – $54.0). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $109.2 in 2013 to $119.2 in 2014, primarily as a result of increased net premium collections.

Net gains (losses) on investments in the years ended December 31, 2014 and 2013 for the U.S. Insurance segment were comprised as shown in the following table:

	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Equity and equity-related holdings	96.7	17.9	114.6	226.2	90.0	316.2
Equity hedges	(15.0)	(14.8)	(29.8)	(339.0)	(121.5)	(460.5)
Bonds	230.4	93.4	323.8	(179.6)	(89.4)	(269.0)
CPI-linked derivatives	(3.3)	2.9	(0.4)	(15.8)	(9.2)	(25.0)
Gain on disposition of associates	10.5	–	10.5	–	–	–
Other	2.0	7.4	9.4	(5.6)	(1.1)	(6.7)

Net gains (losses) on investments	321.3	106.8	428.1	(313.8)	(131.2)	(445.0)

Set out below are the balance sheets for U.S. Insurance as at December 31, 2014 and 2013.

	2014				2013
	Crum & Forster	Zenith National(1)	Inter- company	Total	Crum & Forster	Zenith National(1)	Inter- company	Total
Assets
Holding company cash and investments	5.8	60.2	–	66.0	5.6	5.7	–	11.3
Insurance contract receivables	212.7	205.6	–	418.3	194.0	196.3	–	390.3
Portfolio investments	3,918.9	1,789.6	–	5,708.5	3,320.1	1,657.6	–	4,977.7
Deferred premium acquisition costs	109.8	9.9	–	119.7	95.1	9.1	–	104.2
Recoverable from reinsurers	1,527.0	144.3	–	1,671.3	1,568.3	164.5	–	1,732.8
Deferred income taxes	161.7	–	–	161.7	272.8	44.4	–	317.2
Goodwill and intangible assets	294.7	453.9	–	748.6	187.1	463.5	–	650.6
Due from affiliates	0.1	0.2	–	0.3	0.9	0.2	–	1.1
Other assets	113.7	61.5	–	175.2	183.4	56.7	–	240.1
Investments in Fairfax affiliates	81.2	12.0	(29.4)	63.8	126.9	–	(29.4)	97.5

Total assets	6,425.6	2,737.2	(29.4)	9,133.4	5,954.2	2,598.0	(29.4)	8,522.8

Liabilities
Accounts payable and accrued liabilities	249.4	74.3	–	323.7	241.6	64.7	–	306.3
Short sale and derivative obligations	12.3	8.0	–	20.3	14.7	12.2	–	26.9
Due to affiliates	25.3	1.2	–	26.5	26.0	0.4	–	26.4
Funds withheld payable to reinsurers	338.9	–	–	338.9	397.4	–	–	397.4
Provision for losses and loss adjustment expenses	3,407.6	1,297.4	–	4,705.0	3,401.0	1,319.9	–	4,720.9
Provision for unearned premiums	575.0	248.6	–	823.6	525.0	241.4	–	766.4
Deferred income taxes	–	10.4	–	10.4	–	–	–	–
Long term debt	41.4	38.1	–	79.5	41.4	38.1	–	79.5

Total liabilities	4,649.9	1,678.0	–	6,327.9	4,647.1	1,676.7	–	6,323.8

Total equity	1,775.7	1,059.2	(29.4)	2,805.5	1,307.1	921.3	(29.4)	2,199.0

Total liabilities and total equity	6,425.6	2,737.2	(29.4)	9,133.4	5,954.2	2,598.0	(29.4)	8,522.8

(1)
These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National's IFRS total equity was $675.2 at December 31, 2014 (December 31, 2013 – $532.5).

Significant changes to the balance sheet of U.S. Insurance at December 31, 2014 compared to December 31, 2013 primarily reflected growth in the year-over-year business volumes at Crum & Forster. Portfolio investments increased principally as a result of mark-to-market gains primarily related to bonds and common stocks, the net proceeds received by Crum & Forster related to the OdysseyRe reorganization and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by the payment by Crum & Forster of a dividend to Fairfax of $150.0 and hedging losses. Recoverable from reinsurers decreased as a result of increased collections (Crum & Forster) and the impact of net favourable prior year reserve development on losses ceded to reinsurers and increased retention levels (Zenith National). Deferred income taxes decreased reflecting the impact of increased net unrealized gains on bonds (Crum & Forster and Zenith National) and the utilization of operating losses carried forward (Zenith National). Goodwill and intangible assets increased reflecting the goodwill and intangible assets of Pethealth ($90.9 allocated to Crum & Forster) and the impact of the acquisitions of certain smaller insurance agencies that will augment Crum & Forster's distribution capability. Provision for losses and loss adjustment expenses decreased primarily as a result of favourable prior year reserve development on workers' compensation loss reserves (Zenith National), partially offset by the impacts of increased business volumes offset by improved loss experience (Crum & Forster). Total equity increased primarily as a result of net earnings of $545.8 (2013 – net loss of $195.7) and $140.8 (2013 – net loss of $59.9) at Crum & Forster and Zenith National respectively, the allocation to Crum & Forster of the goodwill, intangible assets and related deferred tax liabilities of Pethealth and capital contributions from Fairfax to Crum & Forster and Zenith National of $5.0 (2013 – $65.0) and nil (2013 – $10.0) respectively. Crum & Forster paid dividends to Fairfax and its affiliates in 2014 of $150.0 (2013 – nil) to facilitate the OdysseyRe reorganization.

U.S. Insurance's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
TRG Holdings	1.4%
Advent	13.8%
Zenith National(1)	2.0%
The Keg	15.3%
(1)
Represents Crum & Forster's investment in Zenith National which is eliminated within the U.S. Insurance segmented balance sheets.

    Asian Insurance – Fairfax Asia

	2014	2013
Underwriting profit	36.2	32.0

Loss & LAE – accident year	81.4%	80.3%
Commissions	(0.1)%	1.4%
Underwriting expenses	13.0%	12.3%

Combined ratio – accident year	94.3%	94.0%
Net favourable development	(7.6)%	(6.5)%

Combined ratio – calendar year	86.7%	87.5%

Gross premiums written	563.5	530.2

Net premiums written	280.1	257.4

Net premiums earned	272.2	256.2

Underwriting profit	36.2	32.0
Interest and dividends	60.5	36.7

Operating income	96.7	68.7
Net losses on investments	(19.3)	(23.8)

Pre-tax income before interest and other	77.4	44.9

Net earnings	66.1	35.8

Fairfax Asia comprises the company's Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance (Hong Kong) Company Limited, Malaysia-based The Pacific Insurance Berhad, 80.0%-owned Indonesia-based Fairfax Indonesia, 40.5%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 26.0%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"), India's largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India's second largest commercial bank). Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On January 1, 2015 the company acquired 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $26.8 (3.5 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business and writing approximately $41 of gross premiums written in 2013.

On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") through its wholly-owned subsidiary Pacific Insurance. The transaction is subject to customary closing conditions, including Malaysian court approval, and is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 of gross premiums written in 2013 in its general insurance business.

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia reported an underwriting profit of $36.2 and a combined ratio of 86.7% in 2014 compared to an underwriting profit of $32.0 and a combined ratio of 87.5% in 2013. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	2014	2013
First Capital	74.4%	78.1%
Falcon	98.8%	101.3%
Pacific Insurance	98.9%	91.7%

The combined ratio in 2014 included 7.6 combined ratio points ($20.6) of net favourable prior year reserve development primarily related to engineering, workers' compensation, property and commercial automobile loss reserves. The combined ratio in 2013 included 6.5 combined ratio points ($16.7) of net favourable prior year reserve development primarily related to the commercial automobile, workers' compensation and marine hull loss reserves.

The commission income ratio of 0.1% in 2014 compared to the commission expense ratio of 1.4% in 2013 with the improvement primarily the result of higher profit commission earned on reinsurance ceded by First Capital on its property line of business. The underwriting expense ratio increased from 12.3% in 2013 to 13.0% in 2014, primarily as a result of a modest increase in operating expenses at Pacific Insurance related to the acquisition of MCIS.

Gross premiums written, net premiums written and net premiums earned in 2014 increased by 6.3%, 8.8% and 6.2% respectively, primarily as a result of increased writings in the commercial property, commercial automobile and marine hull lines of business, partially offset by decreased writings in the engineering lines of business. The increase in net premiums written of 8.8% was higher than the growth in gross premiums written due to slightly higher premium retention in 2014. The increase in net premiums earned of 6.2% was less than the increase in net premiums written reflecting the growth in net premiums written that was only partially earned in 2014.

The combination of increased interest and dividend income (reflecting the increased share of profit of associates, principally ICICI Lombard), lower net losses on investments (as set out in the table below) and increased underwriting profit, produced pre-tax income before interest and other of $77.4 in 2014 compared to pre-tax income before interest and other of $44.9 in 2013.

	2014	2013
Equity and equity-related holdings	(26.6)	9.1
Equity hedges	–	(30.1)
Bonds	2.2	(6.7)
Preferred stocks	0.3	(1.0)
Foreign currency	5.3	5.0
Other	(0.5)	(0.1)

Net losses on investments	(19.3)	(23.8)

As at December 31, 2014 the company had invested a total of $112.7 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment at $107.5 under the equity method of accounting (fair value of $268.5 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2014). The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the twelve month period ended September 30, 2014, ICICI Lombard's gross premiums written increased in Indian rupees by 1.8% over the comparable period in 2013, with a combined ratio of 111.3%. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2014 as recent new entrants continued to increase their market share. With an 8.5% market share, 5,691 employees and 260 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2014 and 2013:

	2014	2013
Assets
Insurance contract receivables	99.3	95.0
Portfolio investments	1,137.1	1,089.9
Deferred premium acquisition costs	21.4	20.0
Recoverable from reinsurers	525.4	511.5
Goodwill and intangible assets	31.6	29.2
Due from affiliates	5.2	4.9
Other assets	48.7	44.5

Total assets	1,868.7	1,795.0

Liabilities
Accounts payable and accrued liabilities	203.1	229.3
Income taxes payable	10.5	7.7
Short sale and derivative obligations	–	0.1
Due to affiliates	4.7	4.2
Funds withheld payable to reinsurers	58.2	70.9
Provision for losses and loss adjustment expenses	691.3	643.9
Provision for unearned premiums	229.3	219.9
Deferred income taxes	10.7	9.0

Total liabilities	1,207.8	1,185.0

Total equity	660.9	610.0

Total liabilities and total equity	1,868.7	1,795.0

Fairfax Asia's balance sheet at December 31, 2014 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the Singapore dollar and Malaysian ringgit of 4.7% and 6.3% respectively. As regards certain December 31, 2014 balance sheet items: Portfolio investments increased reflecting the consolidation of the investment portfolio of Fairfax Indonesia and the impact of share of profit of associates in 2014 which increased the carrying value of the investment in ICICI Lombard. Recoverable from reinsurers and provision for losses and loss adjustment expenses increased reflecting growth in year-over-year business volumes at First Capital and Falcon Insurance. Total equity increased primarily as a result of the net earnings in 2014 and a capital contribution received from Fairfax to fund the acquisition of Fairfax Indonesia.

    Reinsurance – OdysseyRe(1)

	2014	2013
Underwriting profit	360.4	379.9

Loss & LAE – accident year	62.5%	64.2%
Commissions	20.3%	20.0%
Underwriting expenses	9.9%	8.8%

Combined ratio – accident year	92.7%	93.0%
Net favourable development	(8.0)%	(9.0)%

Combined ratio – calendar year	84.7%	84.0%

Gross premiums written	2,739.5	2,715.5

Net premiums written	2,393.8	2,376.9

Net premiums earned	2,356.6	2,373.6

Underwriting profit	360.4	379.9
Interest and dividends	182.2	191.7

Operating income	542.6	571.6
Net gains (losses) on investments	579.3	(816.5)

Pre-tax income (loss) before interest and other	1,121.9	(244.9)

Net earnings (loss)	713.8	(146.7)

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted OdysseyRe as described in the "Business Developments" section of this MD&A, under the heading of "Acquisitions and Divestitures".

On April 1, 2014 Hudson Insurance (a wholly owned subsidiary of OdysseyRe), completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

On October 3, 2013 Hudson Insurance assumed the renewal rights to American Safety's surety lines of business. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for a detailed discussion of this acquisition. Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance. This strategic combination will allow Hudson Insurance (also an underwriter of these lines of business) to provide a more focused and efficient presence in the marketplace for such insurance. The transferred business produced approximately $20 of annual gross premiums written.

OdysseyRe reported an underwriting profit of $360.4 (combined ratio of 84.7%) in 2014 compared to an underwriting profit of $379.9 (combined ratio 84.0%) in 2013. The modest decrease in underwriting profit in 2014 reflected the impact of the increase in the underwriting expense ratio, lower net favourable prior year reserve development and lower writings of higher margin property catastrophe business, partially offset by a significant decrease in current period catastrophe losses (as set out in the table below).

	2014			2013
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	37.7	1.6		–	–
Typhoon Fitow	–	–		25.8	1.1
Alberta floods	–	–		25.1	1.1
Germany hailstorms	–	–		25.0	1.1
Central Europe floods	–	–		14.9	0.6
Windstorm Christian	–	–		12.9	0.6
Toronto floods	–	–		11.0	0.5
Other	107.4	4.6		88.7	3.7

	145.1	6.2	points	203.4	8.7	points

(1)
Net of reinstatement premiums.

OdysseyRe's combined ratio in 2014 included the benefit of 8.0 combined ratio points ($189.1) of net favourable prior year reserve development (primarily related to casualty and non-catastrophe property loss reserves) compared to 9.0 combined ratio points ($214.7) in 2013 (principally related to property catastrophe, casualty and non-catastrophe property loss reserves).

OdysseyRe's underwriting expense ratio increased from 8.8% in 2013 to 9.9% in 2014, primarily due to incremental operating expenses associated with the acquisition of Motor Transport and the American Safety renewal rights, increased legal fees and lower net premiums earned year-over-year. OdysseyRe's commission expense ratio increased from 20.0% in 2013 to 20.3% in 2014 primarily due to changes in the mix of business and lower earnings in 2014 of inward reinstatement premiums, which do not attract commissions.

Following recent enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in December 2014, whereas in 2013 these premiums were recognized in the first quarter of 2014. Applying the same recognition pattern for the U.S. crop insurance business as was adopted in 2014 to 2013, OdysseyRe's gross premiums written, net premiums written and net premiums earned would have decreased as set out in the following table. The impact of those changes on underwriting profit was nominal.

	2014			2013
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe – as reported	2,739.5	2,393.8	2,356.6	2,715.5	2,376.9	2,373.6
Adjustments related to timing of U.S. crop insurance	(41.4)	(34.4)	(6.0)	10.9	15.9	3.1

OdysseyRe – as adjusted	2,698.1	2,359.4	2,350.6	2,726.4	2,392.8	2,376.7

% change (year-over-year)	(1.0)	(1.4)	(1.1)

The decreases in gross premiums written, net premiums written and net premiums earned in 2014 primarily reflected declines in writings of reinsurance business (primarily property lines of business) due to competitive market conditions, partially offset by growth across most lines of business in the U.S. insurance division, including incremental gross premiums written related to the renewal of the American Safety business ($22.4). Net premiums earned in 2014 reflected lower net premiums earned related to reinsurance business in prior periods, partially offset by the growth in net premiums written in the U.S. Insurance division.

The significant increase in net gains on investments (as set out in the table below), partially offset by the moderate decrease in underwriting profit and lower interest and dividend income (primarily reflecting decreased share of profit of associates, partially offset by higher interest income earned), produced pre-tax income before interest and other of $1,121.9 in 2014 compared to a pre-tax loss before interest and other of $244.9 in 2013.

	2014	2013
Equity and equity-related holdings	124.7	422.4
Equity hedges	(30.4)	(767.8)
Bonds	494.2	(388.3)
CPI-linked derivatives	(9.8)	(62.4)
Foreign currency	(10.9)	8.1
Gain on disposition of associate	21.4	12.2
Other	(9.9)	(40.7)

Net gains (losses) on investments	579.3	(816.5)

OdysseyRe's cash resources, excluding the impact of foreign currency translation, increased by $24.9 in 2014 compared to an increase of $31.0 in 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $312.6 in 2013 to $466.3 in 2014, primarily as a result of lower net claim payments due to reduced catastrophe activity in 2014 and the impact in the second quarter of 2013 of a large outward portfolio transfer of unearned premium related to a property quota share reinsurance contract.

Set out below are the balance sheets for OdysseyRe as at December 31, 2014 and 2013:

	2014(1)	2013(1)
Assets
Holding company cash and investments	463.6	246.0
Insurance contract receivables	814.1	815.8
Portfolio investments	8,179.8	7,986.6
Deferred premium acquisition costs	217.7	204.2
Recoverable from reinsurers	868.2	990.4
Deferred income taxes	50.8	204.8
Goodwill and intangible assets	182.7	168.9
Due from affiliates	2.7	205.4
Other assets	117.6	138.3
Investments in Fairfax affiliates	203.5	181.4

Total assets	11,100.7	11,141.8

Liabilities
Accounts payable and accrued liabilities	503.9	494.1
Income taxes payable	102.6	–
Short sale and derivative obligations	53.2	118.1
Due to affiliates	9.4	10.8
Funds withheld payable to reinsurers	36.0	16.3
Provision for losses and loss adjustment expenses	5,315.3	5,603.5
Provision for unearned premiums	853.1	825.6
Long term debt	214.6	264.1

Total liabilities	7,088.1	7,332.5

Total equity	4,012.6	3,809.3

Total liabilities and total equity	11,100.7	11,141.8

(1)
These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe's IFRS total equity was $3,940.3 at December 31, 2014 (December 31, 2013 – $3,701.3).

OdysseyRe's balance sheet at December 31, 2014 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the euro, Canadian dollar and British pound sterling of 12.2%, 8.3%, 5.9% respectively. As regards certain December 31, 2014 balance sheet items: Portfolio investments increased principally as a result of unrealized mark-to-market gains primarily related to bonds and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by the net effect of the OdysseyRe reorganization ($490.3) and hedging losses. Recoverable from reinsurers and provision for losses and loss adjustment expenses decreased as a result of favourable prior year reserve development and the impact of changes in foreign currency exchange rates. Deferred income taxes decreased reflecting increased net unrealized gains on bonds. Due from affiliates decreased reflecting collection of an intercompany loan from Fairfax. Income taxes payable increased reflecting the improvement in net earnings in 2014. Long term debt decreased due to the redemption on December 15, 2014 of $50.0 principal amount of Series B unsecured senior notes due 2016 for cash consideration of $50.0. Total equity increased primarily as a result of net earnings, partially offset by the net effect of the OdysseyRe reorganization ($490.3).

OdysseyRe's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
Advent	17.0%
Fairfax Asia	16.3%
The Keg	14.7%
Zenith National	6.1%

    Insurance and Reinsurance – Other

	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7

Loss & LAE – accident year	68.2%	72.2%	70.1%	70.4%	–	70.2%
Commissions	26.3%	18.3%	17.3%	16.3%	–	20.9%
Underwriting expenses	2.5%	27.9%	9.3%	41.6%	–	17.2%

Combined ratio – accident year	97.0%	118.4%	96.7%	128.3%	–	108.3%
Net adverse (favourable) development	(20.4)%	(18.6)%	(0.6)%	5.6%	–	(13.6)%

Combined ratio – calendar year	76.6%	99.8%	96.1%	133.9%	–	94.7%

Gross premiums written	166.8	207.1	54.0	158.2	(32.8)	553.3

Net premiums written	163.4	153.6	41.2	55.7	–	413.9

Net premiums earned	146.2	138.6	60.5	47.4	–	392.7

Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7
Interest and dividends	11.8	8.6	3.5	3.1	–	27.0

Operating income (loss)	46.1	8.8	5.8	(13.0)	–	47.7
Net gains on investments	103.6	26.7	2.2	3.3	–	135.8

Pre-tax income (loss) before interest and other	149.7	35.5	8.0	(9.7)	–	183.5

Net earnings (loss)	155.5	27.3	6.3	(10.0)	–	179.1

	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0

Loss & LAE – accident year	64.0%	70.1%	71.7%	63.8%	–	67.7%
Commissions	24.0%	18.5%	17.1%	18.7%	–	20.0%
Underwriting expenses	2.7%	22.9%	8.2%	34.0%	–	15.0%

Combined ratio – accident year	90.7%	111.5%	97.0%	116.5%	–	102.7%
Net adverse (favourable) development	(18.9)%	(8.7)%	17.1%	(2.1)%	–	(6.1)%

Combined ratio – calendar year	71.8%	102.8%	114.1%	114.4%	–	96.6%

Gross premiums written	109.0	211.0	99.7	151.0	(32.2)	538.5

Net premiums written	105.0	157.0	84.1	60.8	–	406.9

Net premiums earned	138.8	164.0	85.4	51.3	–	439.5

Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0
Interest and dividends	2.5	6.5	3.9	1.2	–	14.1

Operating income (loss)	41.6	1.9	(8.2)	(6.2)	–	29.1
Net gains (losses) on investments	17.9	(1.8)	0.9	1.8	–	18.8

Pre-tax income (loss) before interest and other	59.5	0.1	(7.3)	(4.4)	–	47.9

Net earnings (loss)	63.2	(3.2)	(6.4)	(4.3)	–	49.3

Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").

The Insurance and Reinsurance – Other segment produced an underwriting profit of $20.7 (combined ratio of 94.7%) in 2014 compared to an underwriting profit of $15.0 (combined ratio of 96.6%) in 2013. The improvement in underwriting profitability principally reflected increased net favourable prior year reserve development, partially offset by the effect of lower net premiums earned relative to fixed underwriting expenses and lower non-catastrophe underwriting margins related to the current accident year (reflecting modest deterioration at Group Re and Fairfax Brasil, partially offset by improvements at Polish Re).

The underwriting results in 2014 included net favourable prior year reserve development of $53.2 (13.6 combined ratio points) primarily reflecting net favourable development at Group Re (principally related to prior years' catastrophe loss reserves and net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves). The underwriting results in 2013 included net favourable prior year reserve development of $26.9 (6.1 combined ratio points), primarily reflecting net favourable emergence at Group Re (related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business including prior years' catastrophe loss reserves), partially offset by net adverse emergence at Polish Re (related to commercial automobile loss reserves).

Current period catastrophe losses in 2014 of $21.5 (5.5 combined ratio points) were principally attributable to the impact on Advent and Group Re of storms in the U.S. Midwest, Windstorm Ela and Hurricane Odile. Current period catastrophe losses (net of reinstatement premiums) in 2013 of $21.2 (4.8 combined ratio points) were principally comprised of $7.1 (1.6 combined ratio points) related to the Alberta floods, $4.8 (1.1 combined ratio points) related to the central Europe floods and $2.0 (0.5 of a combined ratio point) related to the Germany hailstorms. The expense ratio increased from 15.0% in 2013 to 17.2% in 2014, primarily as a result of the effect of lower net premiums earned relative to fixed underwriting expenses at Advent, Polish Re and Fairfax Brasil.

Gross premiums written and net premiums written decreased by 4.2% and 7.2% in 2014 (excluding the impact of the unearned premium portfolio transfer which suppressed gross premiums written and net premiums written at Group Re by $39.1 in 2013), primarily reflecting decreases at Polish Re and Advent (principally due to the non-renewal of certain classes of business where terms and conditions were considered inadequate), partially offset by increases at Group Re (primarily related to a modest increase in net risk retained within the Fairfax group). Net premiums earned decreased by 10.6% in 2014 reflecting the lower levels of net premiums written in 2013 and early 2014 by Advent (as new classes of business and their respective underwriters were integrated) and Polish Re.

Interest and dividend income increased from $14.1 in 2013 to $27.0 in 2014, primarily as a result of higher interest income earned and increased share of profit of associates, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. The gain on disposition of associate of $73.9 in 2013 as set out in the table below reflected the net gain recognized on the sale of the company's investments in The Brick.

The year-over-year increase in net gains on investments (as set out in the table below), higher interest and dividend income and the improvement in underwriting profitability, produced pre-tax income before interest and other of $183.5 in 2014 compared to pre-tax income before interest and other of $47.9 in 2013.

	2014	2013
Equity and equity-related holdings	68.7	77.2
Equity hedges	(6.1)	(95.3)
Bonds	45.5	(14.0)
Preferred stocks	(22.2)	(15.3)
CPI-linked derivatives	29.6	(2.1)
Foreign currency	17.4	0.9
Gain on disposition of associate	2.8	73.9
Other	0.1	(6.5)

Net gains on investments	135.8	18.8

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2014 and 2013.

	2014						2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	55.4	82.3	14.4	84.3	(16.4)	220.0	29.6	64.9	23.2	65.9	(17.6)	166.0
Portfolio investments	1,001.1	551.8	185.0	84.4	(2.9)	1,819.4	909.7	557.7	217.5	83.8	–	1,768.7
Deferred premium acquisition costs	13.1	18.0	2.1	13.5	(1.7)	45.0	8.5	11.1	7.4	11.5	(1.5)	37.0
Recoverable from reinsurers	7.3	86.7	25.0	163.5	(71.1)	211.4	0.5	116.0	29.1	132.1	(88.3)	189.4
Deferred income taxes	–	–	–	–	–	–	–	15.4	–	–	–	15.4
Goodwill and intangible assets	–	4.3	13.9	0.1	–	18.3	–	4.3	16.5	0.1	–	20.9
Due from affiliates	0.1	0.1	–	–	–	0.2	0.3	–	–	–	–	0.3
Other assets	2.2	22.6	5.8	16.5	–	47.1	25.2	18.5	7.2	16.4	–	67.3
Investments in Fairfax affiliates	10.0	–	–	–	–	10.0	35.6	–	–	–	(35.6)	–

Total assets	1,089.2	765.8	246.2	362.3	(92.1)	2,371.4	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0

Liabilities
Accounts payable and accrued liabilities	2.4	24.4	2.4	93.2	(3.2)	119.2	6.4	20.4	3.6	74.9	(2.1)	103.2
Income taxes payable	–	–	1.3	–	–	1.3	–	–	–	–	–	–
Short sale and derivative obligations	14.7	1.5	–	–	–	16.2	11.1	3.0	–	–	–	14.1
Due to affiliates	10.4	–	–	–	–	10.4	4.2	2.6	0.2	–	–	7.0
Funds withheld payable to reinsurers	56.5	16.1	4.9	1.8	(15.9)	63.4	37.3	13.5	4.2	0.9	(18.1)	37.8
Provision for losses and loss adjustment expenses	412.7	374.6	148.5	140.0	(64.5)	1,011.3	447.6	445.8	173.9	108.1	(79.5)	1,095.9
Provision for unearned premiums	52.4	81.5	8.6	106.8	(5.6)	243.7	35.1	60.5	30.9	92.6	(7.7)	211.4
Deferred income taxes	–	1.4	0.4	0.3	–	2.1	–	–	0.4	–	–	0.4
Long term debt	–	91.8	–	–	–	91.8	–	93.7	–	–	–	93.7

Total liabilities	549.1	591.3	166.1	342.1	(89.2)	1,559.4	541.7	639.5	213.2	276.5	(107.4)	1,563.5

Total equity	540.1	174.5	80.1	20.2	(2.9)	812.0	467.7	148.4	87.7	33.3	(35.6)	701.5

Total liabilities and total equity	1,089.2	765.8	246.2	362.3	(92.1)	2,371.4	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0

The balance sheet of Insurance and Reinsurance – Other at December 31, 2014 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the Canadian dollar (Group Re), Polish zloty (Polish Re) and Brazilian real (Fairfax Brasil) of 8.3%, 15.0% and 11.2% respectively. Portfolio investments increased principally as a result of appreciation of common stocks, bonds, and CPI-linked derivatives, and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by losses on preferred stocks. Recoverable from reinsurers increased reflecting growth in year-over-year business volumes at Fairfax Brasil, partially offset by collections from reinsurers consistent with the decrease in provision for losses and loss adjustment expenses at Advent. Provision for losses and loss adjustment expenses decreased reflecting net favourable prior year reserve development of attritional loss reserves across most lines of business and catastrophe loss reserves and payments made in respect of prior year catastrophe losses at Advent and normal course settlement of the runoff of loss reserves assumed in connection with the Northbridge intercompany reinsurance arrangement at Group Re, partially offset by the impact on provision for losses and loss adjustment expenses of growth in year-over-year business volumes at Fairfax Brasil. Total equity increased primarily as a result of net earnings, partially offset by dividends paid to Fairfax of $60.2 (2013 – $118.1). The dividend paid to Fairfax in 2014 of $60.2 was a dividend-in-kind comprised of its 100% ownership interest in TIG Insurance (Barbados) Limited ($24.1) and 14.8% ownership interest in Advent ($36.1). The dividend paid to Fairfax in 2013 of $118.1 was inclusive of a dividend-in-kind of $28.0 comprised of CRC Re's 26.0% ownership interest in Ridley.

Group Re's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
The Keg	6.7%

    Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company's interest in The Resolution Group ("TRG"), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG's wholly-owned insurance subsidiary in runoff, International Insurance Company ("IIC"). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed into runoff on January 1, 2006, General Fidelity (since August 17, 2010), Clearwater Insurance (since January 1, 2011), Valiant Insurance (from July 1, 2011 until October 6, 2014 when it was sold), Commonwealth Insurance Company of America (since January 1, 2013) and American Safety (since October 3, 2013), and the European Runoff group, consisting of RiverStone (UK), Syndicate 3500 and RiverStone Insurance (since October 12, 2012). The Runoff business segment also includes Resolution Group Reinsurance (Barbados) Limited (since July 4, 2014) and TIG Insurance (Barbados) Limited (since December 13, 2012) formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone runoff management operation which has 383 employees in the U.S. and the U.K.

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Runoff as described in the "Business Developments" section of this MD&A.

On December 4, 2014, RiverStone (UK) agreed to reinsure an Italian medical malpractice runoff portfolio principally comprised of liabilities arising from direct policies issued to hospitals in Italy between 2007 and 2010 (the "medical malpractice reinsurance transaction"). Runoff received a cash premium of $66.5 as consideration for the assumption of $65.5 of net loss reserves.

On October 6, 2014, TIG Insurance sold its wholly-owned inactive subsidiary Valiant Insurance Company and its wholly-owned subsidiary Valiant Specialty Insurance Company ("Valiant Group") to a third party purchaser and recognized a net gain on investment of $6.5. Subsequent to the sale, TIG Insurance will continue to reinsure 100% of the gross insurance liabilities of Valiant Group and has entered into an administrative agreement with the purchaser whereby TIG Insurance will provide claims handling services in respect of those liabilities.

On August 29, 2014 U.S. Runoff agreed to reinsure a construction defect runoff portfolio of Everest Re (the "Everest Re reinsurance transaction") and received a cash premium of $84.6 as consideration for the assumption of $82.6 of net loss reserves. This construction defect runoff portfolio was principally comprised of direct policies issued to general contractors between 2002 and 2004, primarily in the western U.S. (predominantly California).

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments, and recognized a loss of $2.5.

On December 31, 2013 Clearwater Insurance assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. The tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial impact of this reinsurance transaction since its effect is not considered by management in its assessment of the performance of Crum & Forster and Runoff. Had the initial impact of this reinsurance transaction been reflected in Runoff's operating segment in 2013, gross premiums written, net premiums written, net premiums earned and losses on claims all would have increased by $68.6 with operating income remaining unchanged.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd. ("AS Re"), to an unrelated third party for net proceeds of $52.5. Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. Hudson Insurance (a wholly-owned insurance subsidiary of OdysseyRe) assumed the renewal rights to American Safety's surety lines of business. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson Insurance and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that were ultimately consolidated by the Runoff reporting segment were approximately $642, $652 and $220 respectively, after giving effect to the post-acquisition transactions described in the preceding sentence. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

On March 29, 2013 TIG Insurance commuted an $85.4 reinsurance recoverable for proceeds of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2014 and 2013.

	2014	2013
Gross premiums written	163.9	36.3

Net premiums written	179.7	30.4

Net premiums earned	231.6	83.0
Losses on claims	(265.9)	23.8
Operating expenses	(117.2)	(95.5)
Interest and dividends	63.0	66.0

Operating income (loss)	(88.5)	77.3
Net gains (losses) on investments	364.9	(306.5)
Gain on redemption of investment in OdysseyRe(1)	406.1	–
Loss on repurchase of long term debt	(3.5)	–

Pre-tax income (loss) before interest and other	679.0	(229.2)

(1)
Eliminated on consolidation.

Runoff reported an operating loss of $88.5 in 2014 compared to operating income of $77.3 in 2013. Net premiums earned in 2014 of $231.6 principally reflected the impacts of the Everest Re reinsurance transaction and the medical malpractice reinsurance transaction ($84.1 and $66.5 respectively), the runoff of policies in force on the acquisition date of American Safety ($65.9) and premium adjustments at RiverStone Insurance ($15.0). Net premiums earned in 2013 of $83.0 principally reflected the runoff of policies in force on the acquisition dates of RiverStone Insurance and American Safety ($29.5 and $20.7 respectively) and premium adjustments at RiverStone Insurance ($24.9).

Losses on claims of $265.9 in 2014 primarily reflected net adverse prior year reserve development at Clearwater Insurance ($111.2 principally related to strengthening of construction contractors loss reserves assumed from Crum & Forster and asbestos and environmental loss reserves in the legacy portfolio) and TIG Insurance ($55.8 principally related to strengthening of latent loss reserves, partially offset by net favourable development of workers' compensation loss reserves) and the impacts of the medical malpractice reinsurance transaction and the Everest Re reinsurance transaction ($65.5 and $72.6 respectively), partially offset by net favourable prior year reserve development at American Safety ($67.4 related to environmental remediation contractor and other long tail casualty loss reserves).

Losses on claims in 2013 included a gain of $33.1 on significant reinsurance commutation and reflected net adverse prior year reserve development at Clearwater Insurance ($43.0 principally related to strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in the legacy portfolio) and TIG Insurance ($43.4 primarily related to asbestos and environmental loss reserves), partially offset by net favourable prior year reserve development at General Fidelity ($50.7 primarily related to construction defect and marine loss reserves) and European Runoff ($34.1 primarily at RiverStone (UK) across all lines of business including the release of redundant unallocated loss adjustment expense reserves).

Operating expenses increased from $95.5 in 2013 to $117.2 in 2014, primarily as a result of incremental operating expenses associated with the Everest Re reinsurance transaction and American Safety, partially offset by the release of a provision for uncollectible reinsurance in European Runoff.

Interest and dividend income decreased from $66.0 in 2013 to $63.0 in 2014 primarily reflecting lower dividends earned on common stocks and lower share of profit of associates (principally related to Runoff's investment in Thai Re), partially offset by lower total return swap expense.

The Runoff segment produced pre-tax income before interest and other of $679.0 in 2014 compared to a pre-tax loss before interest and other of $229.2 in 2013 with the year-over-year increase in profitability primarily due to the significant increase in net gains on investments (as set out in the table below) and the net gain on redemption of Runoff's investment in OdysseyRe, partially offset by the increased operating loss and the loss on repurchase of long term debt (described below).

	2014	2013
Equity and equity-related holdings	69.8	218.3
Equity hedges	(24.6)	(313.2)
Bonds	294.4	(226.9)
CPI-linked derivatives	(3.8)	(5.6)
Foreign currency	17.4	10.6
Gain on disposition of associate	4.4	9.8
Other	7.3	0.5

Net gains (losses) on investments	364.9	(306.5)

On December 15, 2014 Runoff redeemed $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0 and recorded a loss on repurchase of long term debt of $3.5 in other expenses in the consolidated statement of earnings. During 2014 Runoff paid dividends to Fairfax comprised of a cash dividend of $60.4 (2013 – $30.0) and a dividend-in-kind in connection with the OdysseyRe reorganization (comprised of marketable securities) of $74.5 (2013 – nil). The cash dividend received by Fairfax of $30.0 in 2013 was immediately reinvested into Runoff and formed part of the funding for the acquisition of American Safety.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Set out below are the balance sheets for Runoff as at December 31, 2014 and 2013.

	2014	2013
Assets
Insurance contract receivables	144.0	350.5
Portfolio investments	4,841.7	4,604.4
Recoverable from reinsurers	1,100.9	1,773.7
Deferred income taxes	67.4	70.4
Goodwill and intangible assets	43.4	46.0
Due from affiliates	615.0	281.4
Other assets	73.8	66.2
Investments in Fairfax affiliates	77.5	284.3

Total assets	6,963.7	7,476.9

Liabilities
Accounts payable and accrued liabilities	98.1	174.0
Income taxes payable	32.3	51.7
Short sale and derivative obligations	31.3	20.3
Due to affiliates	0.1	11.6
Funds withheld payable to reinsurers	16.8	32.5
Provision for losses and loss adjustment expenses	4,720.4	5,493.8
Provision for unearned premiums	–	73.7
Long term debt	–	21.5

Total liabilities	4,899.0	5,879.1

Total equity	2,064.7	1,597.8

Total liabilities and total equity	6,963.7	7,476.9

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. Significant changes to the 2014 balance sheet of the Runoff segment compared to 2013 primarily reflected the impacts of the commutation with the Brit Group, the medical malpractice reinsurance transaction and the Everest Re transaction which increased portfolio investments and provision for losses and loss adjustment expenses by $461.3 and $148.1 respectively and decreased recoverable from reinsurers by $312.7 at December 31, 2014. Insurance contract receivables decreased as a result of the collection in 2014 of commutation balances that were receivable at December 31, 2013, the collection of a premium receivable related to the Eaglestar reinsurance transaction and the impact of premium adjustments at RiverStone Insurance. The increase in portfolio investments also reflected mark-to-market gains primarily related to bonds and common stocks, net proceeds received related to the OdysseyRe reorganization ($160.1), partially offset by hedging losses and cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). At December 31, 2014 Runoff's portfolio investments of $4,841.7 included $636.5 and $258.0 of investments pledged by U.S. Runoff and European Runoff respectively, to support insurance and reinsurance obligations in the ordinary course of carrying on their business. Recoverable from reinsurers decreased due to continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances (particularly at RiverStone Insurance related to the commutation with the Brit Group). At December 31, 2014 recoverable from reinsurers included recoverables related to asbestos and pollution claims of $369.4 primarily at TIG Insurance and Clearwater Insurance. Due from affiliates increased as a result of an intercompany advance of $350.0 to Fairfax as a result of the OdysseyRe reorganization. Accounts payable and accrued liabilities decreased due to settlement of a payable balance at RiverStone Insurance associated with the commutation with the Brit Group. Provision for losses and loss adjustment expenses decreased as a result of the continued progress by Runoff in settling its remaining claims (particularly at RiverStone Insurance), partially offset by adverse prior year reserve development principally at Clearwater Insurance and TIG Insurance. The decrease in provision for unearned premiums reflected the runoff of policies in force on the acquisition dates of RiverStone Insurance and American Safety. The decrease in long term debt reflected the redemption of $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0. Total equity increased primarily as a result of net earnings (inclusive of the net gain on redemption of Runoff's investment in OdysseyRe), partially offset by dividends paid to Fairfax.

Runoff's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
Advent	15.0%
TRG Holdings	21.0%
The Keg	3.3%

    Other

	2014	2013
Revenue	1,556.0	958.0
Expenses	(1,488.7)	(906.9)

Pre-tax income before interest and other	67.3	51.1
Interest and dividends	10.3	0.8
Net gains on investments	43.1	–
Interest expense	(12.3)	(4.6)

Pre-tax income	108.4	47.3

Net earnings	96.1	28.5

The Other reporting segment is primarily comprised as follows (with the date of acquisition by Fairfax shown in parenthesis): Ridley is one of North America's leading animal nutrition companies and operates in the U.S. and Canada (November 2008); William Ashley is a prestige retailer of exclusive tableware and gifts in Canada (August 16, 2011); Sporting Life is a Canadian retailer of sporting goods and sports apparel (December 22, 2011); Thomas Cook India is an integrated travel and travel related financial services company in India (August 14, 2012); IKYA provides specialized human resources services to leading corporate clients in India (May 14, 2013); The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States (February 4, 2014); Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece (June 5, 2014); Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India (September 3, 2014); and, Pethealth which is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom (November 14, 2014).

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth for cash purchase consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with the marketing of pet medical insurance was allocated to the Crum & Forster and Northbridge reporting segments ($90.9 and $17.3 respectively) since they will become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment.

On September 3, 2014 the company acquired control of Sterling Resorts through its 73.0%-owned Thomas Cook India subsidiary pursuant to the transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014. Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker for cash purchase consideration of $28.6 (€21.0 million). On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0).

Prime Restaurants, which franchises, owns and operates a network of casual dining restaurants and pubs in Canada, was sold on October 31, 2013. On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA for cash purchase consideration of $46.8 (2,563.2 million Indian rupees) pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014.

Ridley's revenue and expenses fluctuate with changes in raw material prices. The increases in Ridley's revenue ($561.1 in 2013 increased to $588.8 in 2014) and expenses ($533.3 in 2013 increased to $553.3 in 2014) primarily reflected higher sales volumes combined with a more favourable product mix on a year-over-year basis. The increases in IKYA's revenue ($147.5 in 2013 increased to $312.2 in 2014) and expenses ($143.3 in 2013 increased to $300.8 in 2014), principally reflected the consolidation of IKYA for the full year of 2014 (compared to approximately eight months in 2013) and significant growth in its business driven by the information technology and general staffing segments. The Keg contributed revenue of $249.3 and expenses of $251.8 since its acquisition on February 4, 2014. The remaining revenues and expenses included in the Other reporting segment were primarily comprised of the revenues and expenses of William Ashley, Sporting Life, Praktiker, Prime Restaurants (sold on October 31, 2013), Thomas Cook India, Sterling Resorts and Pethealth, from their respective acquisition dates (and up to disposal date with respect to Prime Restaurants).

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense decreased from $211.2 in 2013 to $206.3 in 2014, reflecting the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity, the repurchase in the first quarter of 2013 of $48.4 principal amount of Fairfax unsecured senior notes due 2017 and the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt, partially offset by the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the consolidation of the subsidiary indebtedness and long term debt of American Safety, IKYA and The Keg and higher subsidiary indebtedness and long term debt of Thomas Cook India year-over-year.

Consolidated interest expense was comprised as follows:

	2014	2013
Fairfax	171.4	172.3
Crum & Forster	1.4	1.5
Zenith National	3.3	3.3
OdysseyRe	12.7	24.8
Advent	4.2	4.3
Runoff	1.0	0.4
Other (principally related to The Keg and Thomas Cook India)	12.3	4.6

	206.3	211.2

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and interest and dividends (inclusive of share of profit (loss) of associates and total return swap expense) earned on holding company cash and investments, and is comprised of the following:

	2014	2013
Fairfax corporate overhead	85.1	102.5
Subsidiary holding companies' corporate overhead	80.6	96.0
Holding company interest and dividends	6.3	11.7
Investment management and administration fees	(79.1)	(88.3)
Loss on repurchase of long term debt	3.6	3.4

	96.5	125.3

Fairfax corporate overhead decreased from $102.5 in 2013 to $85.1 in 2014, primarily as a result of lower compensation expenses and legal fees and one-time expenses incurred in 2013 related to the acquisition of American Safety. Subsidiary holding companies' corporate overhead decreased from $96.0 in 2013 to $80.6 in 2014, primarily as a result of a non-recurring charge of $31.2 incurred at Northbridge in 2013 related to redundant software development costs, partially offset by higher restructuring costs and charitable donations in 2014.

Total return swap expense ($30.0 in 2014 and $31.2 in 2013) is reported as a component of interest and dividend income. Holding company interest and dividends also included share of profit of associates ($14.4 in 2014 and $11.4 in 2013). Prior to giving effect to the impacts of total return swap expense and share of profit of associates, interest and dividend income on holding company cash and investments increased from $8.1 in 2013 to $9.3 in 2014.

Investment management and administration fees decreased from $88.3 in 2013 to $79.1 in 2014 primarily as a result of adjustments to the fees in respect of the prior year.

	2014	2013
Equity and equity-related holdings	30.2	129.9
Equity hedges	(66.1)	(112.3)
Bonds	9.6	7.6
Foreign currency	(11.7)	(3.7)
Gain on disposition of associates	0.7	12.1
Gain on redemption of investment in OdysseyRe(1)	38.5	–
Other	28.5	30.9

Net gains on investments	29.7	64.5

    (1)
    Eliminated on consolidation.

    Income Taxes

The $673.3 provision for income taxes in 2014 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate and unrecorded income tax losses and temporary differences, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

The $436.6 recovery of income taxes in 2013 differed from the recovery of income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and losses incurred in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate, partially offset by unrecorded income tax losses and temporary differences.

    Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	2014	2013
Thomas Cook India	12.4	1.3
The Keg	7.2	–
Ridley	6.7	4.5
IKYA	3.8	1.1
Sporting Life	1.6	1.9
Fairfax Asia	1.5	0.9
Prime Restaurants	–	0.5
Other	(1.8)	(1.3)

	31.4	8.9

Non-controlling interests increased from $8.9 in 2013 to $31.4 in 2014 primarily as a result of increased net earnings at Thomas Cook India (principally related to the recognition of a one-time non-cash gain of $41.2 related to its investment in Sterling Resorts) and Ridley and the impacts from the acquisition of The Keg during the first quarter of 2014 and the consolidation of IKYA for the full year of 2014 (compared to approximately eight months in 2013), partially offset by the impact of the de-consolidation of Prime Restaurants subsequent to its sale to Cara. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for additional details related to the acquisition of The Keg.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2014 were impacted by the acquisitions of Pethealth, Sterling Resorts, Praktiker and The Keg. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for additional details related to these acquisitions.

Holding company cash and investments decreased to $1,244.3 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) at December 31, 2014 from $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2014 are as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables decreased by $85.3 to $1,931.7 at December 31, 2014 from $2,017.0 at December 31, 2013 primarily at Runoff reflecting collections of reinsurance premiums receivable and the collection in the first quarter of 2014 of commutation proceeds receivable at December 31, 2013, partially offset by increased insurance premiums receivable reflecting the timing of policy renewals at OdysseyRe (principally related to its U.S. crop business) and the impact of increased business volumes at Fairfax Brasil and Advent.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $25,109.2 at December 31, 2014 ($24,980.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2013 of $23,833.3 ($23,620.0 net of subsidiary short sale and derivative obligations). The increase of $1,360.0 year-over-year generally reflected net unrealized appreciation of bonds (principally government bonds and bonds issued by U.S. states and municipalities) and common stocks, and cash provided by operating activities, partially offset by the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,741.3 primarily reflecting cash used to fund net purchases of other government bonds and other common stocks, net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions, acquisitions of certain investments in associates (net of dispositions) and to enter into CPI-linked derivative contracts and the unfavourable impact of foreign currency translation

(principally the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by cash provided by operating activities.

Bonds (including bonds pledged for short sale derivative obligations) increased by $1,782.0 primarily reflecting net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government) and net purchases of other government bonds.

Common stocks increased by $1,012.8 primarily reflecting net unrealized appreciation and net purchases of other common stocks.

Investments in associates increased by $185.2 primarily reflecting the share of profit of associates of $105.7, an investment in AgriCo, and additional investments in Grivalia Properties (formerly Eurobank Properties REIC prior to October 15, 2014) and Thai Re, partially offset by the share of losses on defined benefit plans of associates of $50.8 (principally related to Resolute), the sale of the company's investments in MEGA Brands and two KWF LPs, and net unrealized foreign currency translation losses.

Derivatives and other invested assets net of short sale and derivative obligations increased by $286.7 primarily reflecting lower net payables to counterparties to the company's short equity and equity index total return swaps (excluding the impact of collateral requirements), premiums paid to enter into new CPI-linked derivatives, net unrealized appreciation of CPI-linked derivatives and increased net receivables related to foreign currency contracts.

Recoverable from reinsurers decreased by $992.6 to $3,982.1 at December 31, 2014 from $4,974.7 at December 31, 2013 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7), the impact of more favourable loss experience at OdysseyRe in its U.S. crop insurance business, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and favourable prior year reserve development ceded to reinsurers.

Deferred income taxes decreased by $554.6 to $460.4 at December 31, 2014 from $1,015.0 at December 31, 2013 primarily due to the impact of net realized and unrealized investment gains and improved underwriting profitability in the U.S.

Goodwill and intangible assets increased by $246.5 to $1,558.3 at December 31, 2014 from $1,311.8 at December 31, 2013, primarily as a result of the acquisitions of The Keg and Pethealth and the consolidation of Sterling Resorts, as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014. At December 31, 2014 consolidated goodwill of $1,048.7 (December 31, 2013 – $851.3) and intangible assets of $509.6 (December 31, 2013 – $460.5) was comprised by reporting segment as set out in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2014. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2014 and it was concluded that no impairment had occurred.

Other assets increased by $259.5 to $1,347.6 at December 31, 2014 from $1,088.1 at December 31, 2013 primarily as a result of the consolidation of the assets of The Keg, Sterling Resorts and Praktiker, partially offset by decreased income taxes refundable reflecting operating income earned in 2014 (principally at Northbridge) and lower receivables on securities sold not yet settled.

Provision for losses and loss adjustment expenses decreased by $1,463.7 to $17,749.1 at December 31, 2014 from $19,212.8 at December 31, 2013 primarily reflecting Runoff's continued progress settling its claim liabilities, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and the euro and British Pound Sterling (principally at OdysseyRe and Runoff), favourable prior year reserve development at OdysseyRe, Northbridge, Group Re, Advent and Zenith National and lower current period catastrophe losses, partially offset by the impact of the Everest Re reinsurance transaction and medical malpractice reinsurance transaction and unfavourable prior year reserve development at Runoff and increased claim liabilities at Fairfax Asia and Fairfax Brasil (reflecting increased business volumes).

Non-controlling interests increased by $110.7 to $218.1 at December 31, 2014 from $107.4 at December 31, 2013 principally as a result of the consolidation of Sterling Resorts, the acquisition of The Keg and net earnings attributable to non-controlling interests, partially offset by dividends paid to non-controlling shareholders.

Comparison of 2013 to 2012 – Total assets of $36,945.4 at December 31, 2012 decreased to $35,999.0 at December 31, 2013 primarily due to decreases in portfolio investments and the de-consolidation of Prime Restaurants, partially offset by the consolidation of American Safety, Hartville and IKYA pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014. Portfolio investments decreased from $25,163.2 at December 31, 2012 to $23,833.3 at December 31, 2013, generally reflecting the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) and the significant net unrealized depreciation of bonds, partially offset by the consolidation of the investment portfolio of American Safety. Recoverable from reinsurers decreased from $5,290.8 at December 31, 2012 to $4,974.7 at December 31, 2013 primarily reflecting the continued progress by Runoff in reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance). Deferred income taxes increased from $607.6 at December 31, 2012 to $1,015.0 at December 31, 2013, primarily due to increased operating loss carryovers and net unrealized investment losses in the U.S.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	197.1	139.5	173.7	1,282.8	323.3	2,116.4	194.1	–	2,310.5
Casualty	2,049.3	4,340.0	251.5	3,648.9	283.9	10,573.6	3,426.4	–	14,000.0
Specialty	51.8	170.3	266.1	323.5	159.7	971.4	467.2	–	1,438.6

	2,298.2	4,649.8	691.3	5,255.2	766.9	13,661.4	4,087.7	–	17,749.1
Intercompany	1.5	55.2	–	60.1	244.4	361.2	632.7	(993.9)	–

Provision for losses and LAE	2,299.7	4,705.0	691.3	5,315.3	1,011.3	14,022.6	4,720.4	(993.9)	17,749.1

2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	292.0	148.2	165.3	1,348.2	392.7	2,346.4	374.8	–	2,721.2
Casualty	2,342.1	4,340.4	235.4	3,849.9	280.6	11,048.4	3,981.9	–	15,030.3
Specialty	49.7	174.4	243.2	339.3	135.7	942.3	519.0	–	1,461.3

	2,683.8	4,663.0	643.9	5,537.4	809.0	14,337.1	4,875.7	–	19,212.8
Intercompany	2.3	57.9	–	66.1	286.9	413.2	618.1	(1,031.3)	–

Provision for losses and LAE	2,686.1	4,720.9	643.9	5,603.5	1,095.9	14,750.3	5,493.8	(1,031.3)	19,212.8

In the ordinary course of carrying on business, Fairfax's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be so pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $3.6 billion of cash and investments pledged by the company's subsidiaries at December 31, 2014, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2014, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $374.4 and $476.0 in 2014 and 2013 respectively were comprised as shown in the following table:

		Favourable/(Unfavourable)
		2014	2013
Insurance	– Canada (Northbridge)	110.2	154.0
	– U.S. (Crum & Forster and Zenith National)	72.6	27.7
	– Asia (Fairfax Asia)	20.6	16.7
Reinsurance	– OdysseyRe	189.1	214.7
Insurance and Reinsurance – Other		53.2	26.9

Insurance and reinsurance operating companies		445.7	440.0
Runoff		(71.3)	36.0

Net favourable reserve development		374.4	476.0

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2014	2013	2012	2011	2010
Provision for claims – beginning of year – net	14,981.6	15,075.8	13,711.2	12,794.1	11,448.6 (1)
Foreign exchange effect of change in provision for claims	(496.2)	(128.0)	101.0	(122.3)	167.4
Provision for claims occurring:
In the current year	4,166.2	4,151.2	4,385.6	4,297.2	3,154.5
In the prior years	(374.4)	(476.0)	(136.1)	(29.8)	14.7
Paid on claims during the year related to:
The current year	(1,076.7)	(1,050.8)	(946.5)	(1,221.3)	(736.9)
The prior years	(2,822.7)	(3,068.7)	(2,964.4)	(2,639.5)	(2,612.9)
Provision for claims of companies acquired during the year at December 31	0.4	478.1	925.0	632.8	1,358.7

Provision for claims at December 31 before the undernoted	14,378.2	14,981.6	15,075.8	13,711.2	12,794.1
CTR Life(2)	15.2	17.9	20.6	24.2	25.3

Provision for claims – end of year – net	14,393.4	14,999.5	15,096.4	13,735.4	12,819.4
Reinsurers' share of provision for claims	3,355.7	4,213.3	4,552.4	3,496.8	3,229.9

Provision for claims – end of year – gross	17,749.1	19,212.8	19,648.8	17,232.2	16,049.3

(1)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2014 of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and the euro and British Pound Sterling (principally at OdysseyRe and Runoff). The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff's net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2004, with the re-estimated amount of each accident year's reserve development shown in subsequent years up to December 31, 2014. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

  Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Northbridge

	2014	2013	2012	2011	2010
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	2,016.9	2,077.2	2,030.7	1,994.3	1,973.3

Transfer to U.S. Runoff(1)	–	(3.6)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	751.7	789.8	756.1	766.8	769.2
Foreign exchange effect on claims	8.6	7.1	(3.0)	3.2	(7.9)
Decrease in provision for prior accident years' claims	(121.7)	(158.6)	(60.8)	(39.2)	(1.3)

Total incurred losses on claims and LAE	638.6	638.3	692.3	730.8	760.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(304.7)	(300.9)	(262.6)	(280.9)	(266.3)
Payments on prior accident years' claims	(368.4)	(394.1)	(383.2)	(413.5)	(472.7)

Total payments for losses on claims and LAE	(673.1)	(695.0)	(645.8)	(694.4)	(739.0)

Provision for claims and LAE at December 31	1,982.4	2,016.9	2,077.2	2,030.7	1,994.3
Exchange rate	0.8634	0.9412	1.0043	0.9821	1.0064

Provision for claims and LAE at December 31 converted to U.S. dollars	1,711.6	1,898.3	2,086.1	1,994.3	2,007.0

(1)
Commonwealth Insurance Company of America was transferred to TIG Insurance, a wholly owned insurance subsidiary of U.S. Runoff effective January 1, 2013.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	(In Cdn$)
Provision for claims including LAE	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2	2,016.9	1,982.4
Cumulative payments as of:
One year later	279.1	353.1	376.4	383.0	483.0	472.7	413.5	383.2	397.7	368.4
Two years later	441.8	594.2	619.5	656.0	796.8	759.9	670.7	655.1	633.8
Three years later	576.0	777.3	835.4	887.0	1,027.6	965.9	894.4	844.1
Four years later	707.7	937.7	1,000.9	1,056.8	1,183.1	1,132.6	1,040.9
Five years later	803.4	1,055.5	1,115.1	1,156.2	1,304.8	1,246.4
Six years later	878.5	1,129.0	1,181.7	1,229.7	1,383.9
Seven years later	923.3	1,170.7	1,230.2	1,286.0
Eight years later	953.4	1,198.4	1,268.1
Nine years later	971.0	1,224.4
Ten years later	991.4
Reserves re-estimated as of:
One year later	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1	1,925.1	1,903.0
Two years later	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4	1,861.7	1,822.3
Three years later	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7	1,810.2	1,776.7
Four years later	1,107.2	1,400.2	1,507.9	1,634.3	1,865.8	1,827.0	1,742.8
Five years later	1,117.7	1,398.4	1,513.5	1,612.1	1,794.1	1,780.7
Six years later	1,124.7	1,403.1	1,495.1	1,563.5	1,779.6
Seven years later	1,123.7	1,383.6	1,464.3	1,568.4
Eight years later	1,112.3	1,365.3	1,483.8
Nine years later	1,100.2	1,394.9
Ten years later	1,132.5
Favourable (unfavourable) development	21.4	13.8	156.4	127.6	152.2	192.6	251.5	254.0	254.9	113.9

The net favourable prior year reserve development in 2014 of Cdn$113.9 reflected in the "Northbridge's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of Cdn$121.7 of net favourable reserve development and Cdn$7.8 of net unfavourable foreign currency movements related to the translation of U.S. dollar-denominated claims reserves (principally at Northbridge Indemnity and Northbridge Commercial). The net favourable prior year reserve development in 2014 of Cdn$121.7 reflected net favourable emergence across most accident years and lines of business at each of Northbridge's operating companies (more specifically concentrated in general liability, commercial automobile and personal automobile claims reserves). The strengthening of the U.S. dollar relative to the Canadian dollar increased Northbridge's claims reserves in 2014 (expressed in Canadian dollars) by Cdn$7.8 related to prior years' reserves and Cdn$0.8 related to the current year's reserves representing a total increase of Cdn$8.6.

The following table is derived from the "Northbridge's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge's Accident Year Claims Reserve Development

	Accident year
As at December 31	2004 & Prior	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	(In Cdn$)
End of first year	1,153.8	573.1	531.6	508.1	640.8	572.4	501.2	487.1	493.3	489.6	447.8
One year later	1,114.6	646.8	499.2	505.1	631.7	547.6	467.9	466.2	446.5	478.4
Two years later	1,093.9	600.5	485.9	501.3	649.1	543.4	469.4	465.0	428.8
Three years later	1,096.7	584.4	463.2	503.5	650.3	534.9	455.9	447.4
Four years later	1,107.2	561.6	462.5	497.1	636.8	515.9	434.8
Five years later	1,117.7	552.8	463.5	493.4	613.7	484.0
Six years later	1,124.7	558.5	464.5	475.5	594.3
Seven years later	1,123.7	550.4	452.1	460.9
Eight years later	1,112.3	544.2	442.0
Nine years later	1,100.2	541.4
Ten years later	1,132.5
Favourable (unfavourable) development	1.8%	5.5%	16.9%	9.3%	7.3%	15.4%	13.2%	8.2%	13.1%	2.3%

Accident years 2012 and 2013 experienced net favourable emergence on commercial liability claims reserves in the mid-market and large account segments, and automobile claims reserves in the personal lines segment. Accident year 2011 experienced net favourable emergence across most lines of business and operating segments except in the commercial automobile mid-market account segment and the commercial transportation account segment. Accident years 2005 through 2010 experienced net favourable emergence across all lines of business and operating segments. Accident year 2004 and prior were impacted by pre-1990 general liability claims reserves.

  U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 subsequent to the transfer of the Fairmont entities to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	3,108.0	3,058.3	2,776.5	2,588.5	1,774.3 (1)

Incurred losses on claims and LAE
Provision for current accident year's claims	1,323.0	1,339.3	1,353.0	966.7	532.3
Increase (decrease) in provision for prior accident years' claims	(72.6)	(27.7)	52.4	61.8	11.3

Total incurred losses on claims and LAE	1,250.4	1,311.6	1,405.4	1,028.5	543.6

Payments for losses on claims and LAE
Payments on current accident year's claims	(331.0)	(302.2)	(292.4)	(259.1)	(143.1)
Payments on prior accident years' claims	(861.6)	(891.1)	(831.2)	(750.0)	(550.6)

Total payments for losses on claims and LAE	(1,192.6)	(1,193.3)	(1,123.6)	(1,009.1)	(693.7)

Provision for claims and LAE at December 31 before the undernoted	3,165.8	3,176.6	3,058.3	2,607.9	1,624.2

Transfers to Runoff(2)	–	(68.6)	–	(334.5)	–

Insurance subsidiaries acquired during the year(3)	–	–	–	503.1	964.3

Provision for claims and LAE at December 31	3,165.8	3,108.0	3,058.3	2,776.5	2,588.5

(1)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS.

(2)
U.S. Runoff assumed the liability for Crum & Forster's discontinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(3)
First Mercury was acquired and integrated with Crum & Forster in 2011 and Zenith National was acquired in 2010.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provision for claims including LAE	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3	3,108.0	3,165.8
Cumulative payments as of:
One year later	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2	954.3	861.6
Two years later	796.7	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0	1,464.6	1,539.4
Three years later	1,066.1	804.7	904.3	971.2	1,670.9	1,492.4	1,840.7	1,864.6
Four years later	959.6	1,013.8	1,153.9	1,524.3	1,847.5	1,628.0	2,035.2
Five years later	1,118.3	1,209.9	1,661.7	1,647.2	1,936.6	1,715.3
Six years later	1,280.2	1,693.5	1,746.4	1,706.0	2,007.0
Seven years later	1,745.4	1,759.7	1,777.9	1,760.2
Eight years later	1,800.4	1,773.6	1,818.1
Nine years later	1,800.8	1,807.8
Ten years later	1,824.6
Reserves re-estimated as of:
One year later	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9	3,030.6	3,035.4
Two years later	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6	2,867.9	3,042.3
Three years later	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7	2,645.2	2,894.4
Four years later	1,616.7	1,653.0	1,732.0	1,754.7	2,062.4	1,819.3	2,626.4
Five years later	1,658.2	1,688.5	1,774.6	1,755.5	2,041.5	1,812.0
Six years later	1,687.3	1,737.3	1,777.8	1,735.0	2,036.6
Seven years later	1,729.8	1,738.0	1,747.7	1,737.1
Eight years later	1,733.3	1,707.0	1,749.5
Nine years later	1,698.5	1,707.7
Ten years later	1,693.2
Favourable (unfavourable) development	(115.0)	(97.1)	(62.6)	(68.2)	1.7	(22.6)	(37.9)	(117.9)	16.0	72.6

U.S. Insurance experienced net favourable prior year reserve development of $72.6 in 2014 on workers' compensation claims reserves at Zenith National. There was no net prior year reserve development at Crum & Forster in 2014.

The following table is derived from the "U.S. Insurance Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2004 & Prior	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
End of first year	1,831.3	613.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5	1,031.7	992.0
One year later	1,800.0	602.7	690.7	706.4	759.4	668.8	746.8	855.1	993.8	947.3
Two years later	1,762.3	575.7	651.8	686.9	742.1	670.7	762.6	879.6	979.1
Three years later	1,752.8	573.9	623.1	674.8	755.3	691.1	783.3	902.6
Four years later	1,869.8	545.0	619.2	676.9	764.4	700.2	783.6
Five years later	1,911.3	551.3	609.0	679.9	764.0	703.2
Six years later	1,940.4	556.2	606.4	688.0	758.3
Seven years later	1,986.6	545.6	606.4	698.1
Eight years later	1,986.7	553.4	609.2
Nine years later	1,955.9	559.6
Ten years later	1,942.7
Favourable (unfavourable) development	(6.1)%	8.8%	13.1%	3.5%	(1.3)%	(6.6)%	(5.5)%	(7.7)%	7.7%	8.2%

Accident years 2013 and 2012 experienced net favourable emergence on general liability and workers' compensation claims reserves. Accident years 2008 through 2011 experienced net adverse emergence principally related to unfavourable trends on workers' compensation claims reserves at Crum & Forster and Zenith National and general liability claims reserves at First Mercury. Accident years 2005 through 2007 experienced net favourable emergence on general liability, commercial multi-peril and workers' compensation claims reserves. Accident year 2004 and prior were impacted by the effects of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during 2003 and prior periods and included strengthening of asbestos, environmental and latent claims reserves.

  Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. Fairfax Indonesia and Pacific Insurance were included in the Fairfax Asia reporting segment beginning in 2014 and 2011 respectively. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	360.0	318.8	266.0	203.0	138.7

Incurred losses on claims and LAE
Provision for current accident year's claims	221.3	205.7	182.4	144.6	130.2
Foreign exchange effect on claims	(15.1)	(10.1)	13.0	(3.1)	12.7
Decrease in provision for prior accident years' claims	(20.6)	(16.7)	(16.4)	(17.6)	(10.0)

Total incurred losses on claims and LAE	185.6	178.9	179.0	123.9	132.9

Payments for losses on claims and LAE
Payments on current accident year's claims	(63.1)	(49.4)	(44.1)	(24.5)	(24.0)
Payments on prior accident years' claims	(110.3)	(88.3)	(82.1)	(62.2)	(44.6)

Total payments for losses on claims and LAE	(173.4)	(137.7)	(126.2)	(86.7)	(68.6)

Insurance subsidiaries acquired during the year(1)	0.4	–	–	25.8	–

Provision for claims and LAE at December 31	372.6	360.0	318.8	266.0	203.0

(1)
Fairfax Indonesia and Pacific Insurance were acquired in 2014 and 2011 respectively.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries' reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011
Fairfax Indonesia	2014

Fairfax Asia's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provision for claims including LAE	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8	360.0	372.2
Cumulative payments as of:
One year later	13.3	15.6	26.5	30.9	41.0	44.6	62.2	82.1	88.3	110.3
Two years later	21.9	32.6	45.2	49.8	56.5	65.2	92.4	120.0	135.3
Three years later	29.1	44.6	56.3	55.8	62.8	75.7	106.3	142.9
Four years later	32.6	50.3	58.8	58.0	66.2	80.5	115.7
Five years later	33.8	51.1	59.9	59.1	67.7	83.2
Six years later	34.2	51.5	60.1	59.9	68.5
Seven years later	34.3	51.5	60.4	59.9
Eight years later	34.4	51.6	60.3
Nine years later	34.4	51.6
Ten years later	34.5
Reserves re-estimated as of:
One year later	59.6	79.6	84.5	94.9	106.0	136.3	185.0	260.2	293.8	330.3
Two years later	58.2	72.2	84.1	84.7	100.2	124.5	177.9	240.6	275.5
Three years later	49.9	71.8	75.0	79.5	93.2	118.4	165.8	226.8
Four years later	48.3	64.7	72.2	75.4	89.2	110.1	161.7
Five years later	43.5	63.4	69.4	71.8	83.9	108.0
Six years later	42.9	60.7	67.4	69.3	82.7
Seven years later	41.3	58.6	66.0	68.5
Eight years later	40.0	57.0	65.5
Nine years later	38.7	56.7
Ten years later	38.0
Favourable (unfavourable) development	16.7	18.0	22.1	22.5	30.5	30.7	41.3	39.2	43.3	29.7

The net favourable prior year reserve development in 2014 of $29.7 reflected in the "Fairfax Asia's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $20.6 of net favourable reserve development and $9.1 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves. The net favourable prior year reserve development in 2014 of $20.6 reflected net favourable emergence on engineering, workers' compensation, property and commercial automobile claims reserves. Principally as a result of the strengthening of the U.S. dollar relative to the Singapore dollar in 2014, Fairfax Asia's claims reserves (expressed in U.S. dollars) decreased by $9.1 related to prior years' reserves and $6.0 related to the current year's reserves representing a total decrease of $15.1.

  Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	4,812.8	4,842.7	4,789.5	4,857.2	4,666.3

Transfer of Clearwater Insurance to U.S. Runoff(1)	–	–	–	(484.2)	–

Incurred losses on claims and LAE
Provision for current accident year's claims	1,473.1	1,524.3	1,566.5	1,863.7	1,320.6
Foreign exchange effect on claims	(186.2)	9.9	20.4	(38.0)	46.5
Decrease in provision for prior accident years' claims	(189.1)	(214.7)	(152.0)	(51.4)	(3.6)

Total incurred losses on claims and LAE	1,097.8	1,319.5	1,434.9	1,774.3	1,363.5

Payments for losses on claims and LAE
Payments on current accident year's claims	(311.4)	(283.3)	(249.3)	(439.0)	(184.4)
Payments on prior accident years' claims	(1,010.1)	(1,066.1)	(1,132.4)	(918.8)	(988.2)

Total payments for losses on claims and LAE	(1,321.5)	(1,349.4)	(1,381.7)	(1,357.8)	(1,172.6)

Provision for claims and LAE at December 31	4,589.1	4,812.8	4,842.7	4,789.5	4,857.2

(1)
Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe's Calendar Year Claims Reserve Development(1)

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provision for claims including LAE	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7	4,812.8	4,589.1
Cumulative payments as of:
One year later	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4	1,066.1	1,010.1
Two years later	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7	1,760.2	1,642.9
Three years later	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3	2,482.0	2,152.9
Four years later	2,221.0	2,520.9	2,661.8	2,887.8	2,942.5	2,823.6	2,766.9
Five years later	2,490.5	2,831.1	3,347.6	3,164.1	3,206.4	3,046.0
Six years later	2,734.3	3,463.2	3,572.9	3,360.3	3,376.6
Seven years later	3,323.4	3,653.1	3,721.2	3,488.6
Eight years later	3,476.2	3,769.1	3,817.5
Nine years later	3,559.8	3,842.8
Ten years later	3,615.9
Reserves re-estimated as of:
One year later	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5	4,628.0	4,623.7
Two years later	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6	4,500.3	4,439.1
Three years later	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6	4,674.1	4,357.3
Four years later	3,837.5	4,320.5	4,623.1	4,534.5	4,548.7	4,591.2	4,566.5
Five years later	3,950.1	4,393.0	4,628.3	4,522.9	4,535.0	4,489.4
Six years later	4,023.3	4,406.7	4,630.5	4,516.0	4,460.5
Seven years later	4,046.7	4,426.1	4,627.3	4,464.0
Eight years later	4,073.1	4,434.0	4,577.3
Nine years later	4,081.6	4,395.1
Ten years later	4,056.8
Favourable (unfavourable) development	(924.3)	(529.7)	(174.2)	11.6	99.8	176.9	290.7	432.2	403.6	189.1
(1)
The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable prior year reserve development of $189.1 in 2014, attributable to decreased loss estimates in its Americas ($96.0), EuroAsia ($28.1), London Market ($37.1) and U.S. Insurance ($27.9) divisions primarily related to net favourable emergence on casualty and non-catastrophe property claims reserves.

The following table is derived from the "OdysseyRe's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe's Accident Year Claims Reserve Development

	Accident Year
As at December 31	2004 & Prior	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
End of first year	3,132.5	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6	1,251.0	975.5
One year later	3,298.9	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9	1,260.1	1,250.7
Two years later	3,537.0	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2	1,229.2	1,214.2
Three years later	3,736.0	1,297.5	1,031.1	1,025.8	1,042.8	1,082.1	1,071.1	1,193.8
Four years later	3,837.5	1,284.1	1,017.4	1,017.3	1,041.8	1,080.3	1,065.4
Five years later	3,950.1	1,283.4	1,008.9	1,003.5	1,035.0	1,053.1
Six years later	4,023.3	1,273.7	991.8	999.8	1,012.5
Seven years later	4,046.7	1,266.6	980.6	997.9
Eight years later	4,073.1	1,266.2	969.4
Nine years later	4,081.6	1,252.1
Ten years later	4,056.8
Favourable (unfavourable) development	(29.5)%	15.4%	14.9%	12.7%	8.8%	7.7%	9.9%	13.9%	9.2%	0.0%

Improvements in competitive conditions and the economic environment beginning in 2001 resulted in a continued downward trend on re-estimated reserves for accident years 2005 through 2012. Initial loss estimates for those accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Accident years 2011 and 2012 benefited from net favourable emergence on catastrophe loss reserves. The deterioration in accident year 2004 and prior principally reflected net adverse emergence on asbestos and environmental pollution loss reserves and U.S. casualty loss reserves.

  Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	966.6	1,046.5	1,057.3	1,024.4	1,004.1

Transfer to Runoff(1)	–	–	(61.8)	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	276.0	297.6	392.0	578.0	429.3
Foreign exchange effect on claims	(58.7)	(20.8)	22.3	(25.6)	20.1
Decrease in provision for prior accident years' claims	(53.2)	(26.9)	(0.6)	(39.7)	(32.4)

Total incurred losses on claims and LAE	164.1	249.9	413.7	512.7	417.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(49.1)	(67.5)	(101.0)	(201.0)	(126.4)
Payments on prior accident years' claims	(204.5)	(262.3)	(261.7)	(278.8)	(270.3)

Total payments for losses on claims and LAE	(253.6)	(329.8)	(362.7)	(479.8)	(396.7)

Provision for claims and LAE at December 31 excluding CTR Life	877.1	966.6	1,046.5	1,057.3	1,024.4
CTR Life(2)	15.2	17.9	20.6	24.2	25.3

Provision for claims and LAE at December 31	892.3	984.5	1,067.1	1,081.5	1,049.7

(1)
Runoff assumed liability for the claims reserves of Advent's Syndicate 3330 effective January 1, 2012.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provisions for claims including LAE	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5	966.6	877.1
Cumulative payments as of:
One year later	54.3	40.3	85.9	93.0	197.7	240.5	278.8	261.7	262.3	204.5
Two years later	74.6	104.3	151.9	160.5	262.5	421.8	395.6	437.9	403.6
Three years later	128.8	160.5	209.4	238.7	401.0	503.7	507.4	535.8
Four years later	179.2	206.6	267.3	304.3	461.2	578.5	570.1
Five years later	216.2	252.7	318.0	331.0	517.7	624.9
Six years later	252.5	290.5	334.3	362.5	546.1
Seven years later	280.3	301.4	358.2	377.7
Eight years later	289.3	315.6	369.6
Nine years later	300.6	324.3
Ten years later	307.7
Reserves re-estimated as of:
One year later	279.6	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9	996.6	866.8
Two years later	288.2	361.9	375.8	454.1	833.0	939.8	993.1	986.9	915.5
Three years later	326.7	322.9	436.9	484.2	787.6	959.0	966.9	941.9
Four years later	302.8	377.6	458.0	477.6	801.9	946.5	929.8
Five years later	351.7	393.3	452.5	492.8	785.9	915.0
Six years later	364.5	387.1	465.1	473.3	759.5
Seven years later	359.4	392.3	451.4	466.4
Eight years later	366.2	383.1	448.2
Nine years later	358.4	383.8
Ten years later	360.1
Favourable (unfavourable) development	(92.5)	(68.2)	(74.7)	(9.9)	(17.5)	89.1	94.6	53.6	131.0	99.8
(1)
The table above has been restated to reflect the transfer of nSpire Re's Group Re business to Runoff effective January 1, 2008.

The net favourable prior year reserve development in 2014 of $99.8 reflected in the "Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $53.2 of net favourable reserve development and $46.6 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves (principally the translation of the Canadian dollar-denominated claims reserves of Group Re). The net favourable prior year reserve development in 2014 of $53.2 was principally comprised of net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves and the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves). The claims reserves of Insurance and Reinsurance – Other (expressed in U.S. dollars) decreased by $58.7 (principally as a result of the strengthening of the U.S. dollar relative to the Canadian dollar in 2014) and comprised of $46.6 related to prior years' reserves and $12.1 related to the current year's reserves.

  Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Runoff

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	3,843.9	3,744.6	2,860.6	2,095.0	1,956.7

Transfers to Runoff at January 1(1)	–	3.6	61.8	484.2	–

Incurred losses on claims and LAE
Provision for current accident year's claims	192.1	17.4	133.8	8.8	1.8
Foreign exchange effect on claims	(75.5)	7.3	3.3	(9.3)	(8.4)
Increase (decrease) in provision for prior accident years' claims	71.3	(36.0)	41.3	56.7	50.6

Total incurred losses on claims and LAE	187.9	(11.3)	178.4	56.2	44.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(35.4)	(61.5)	(7.4)	(1.8)	(0.1)
Payments on prior accident years' claims	(302.6)	(378.2)	(273.8)	(211.4)	(300.0)

Total payments for losses on claims and LAE	(338.0)	(439.7)	(281.2)	(213.2)	(300.1)

Provision for claims and LAE at December 31 before the undernoted	3,693.8	3,297.2	2,819.6	2,422.2	1,700.6

Transferred from Crum & Forster at December 31(2)	–	68.6	–	334.5	–

Runoff subsidiaries acquired during the year(3)	–	478.1	925.0	103.9	394.4

Provision for claims and LAE at December 31	3,693.8	3,843.9	3,744.6	2,860.6	2,095.0

(1)
Transfer to Runoff of Northbridge's Commonwealth Insurance Company of America business in 2013, Advent's Syndicate 3330 in 2012 and OdysseyRe's Clearwater Insurance business in 2011.

(2)
Runoff assumed liability for Crum & Forster's discontinued New York construction contractors' business in 2013 and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(3)
American Safety and Eagle Star in 2013, RiverStone Insurance and Syndicates 535 and 1204 in 2012, Syndicate 376 in 2011, General Fidelity and Syndicate 2112 in 2010.

Runoff experienced net adverse development of prior years' reserves in 2014 of $71.3. U.S. Runoff experienced $76.8 of net adverse development of prior years' reserves primarily related to reserve strengthening at Clearwater Insurance (construction contractors claims reserves assumed from Crum & Forster and asbestos and environmental claims reserves in its legacy portfolio) and TIG Insurance (latent loss reserves, partially offset by net favourable development of workers' compensation claims reserves), partially offset by net favourable prior year reserve development at American Safety (environmental remediation contractor and other long tail casualty claims reserves). European Runoff reported $5.5 of net favourable prior year reserve development primarily related to favourable emergence across all lines of business. The provision for current accident year's claims increased from $17.4 in 2013 to $192.1 in 2014 primarily as a result of the impact of the medical malpractice reinsurance transaction and the Everest Re transaction.

Asbestos and Pollution

  General A&E Discussion

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively "A&E") claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent legal doctrines that continue to emerge.

In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") was a significant potential health hazard, but the company has resolved the latest MBTE exposures and the remaining exposures appear to be minimal at this time. Although still a risk due to occasional unfavorable court decisions, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company is monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Establishing claim and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability and disputes concerning medical causation with respect to certain diseases.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster's liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax's exposure to asbestos and pollution losses are now under the management of Runoff. Following is an analysis of the company's gross and net loss and ALAE reserves from A&E exposures as at December 31, 2014 and 2013, and the movement in gross and net reserves for those years:

	2014		2013
	Gross	Net	Gross	Net(1)
A&E
Provision for A&E claims and ALAE at January 1	1,528.2	1,146.3	1,627.7	1,106.8
A&E losses and ALAE incurred during the year	65.1	7.2	101.9	57.9
A&E losses and ALAE paid during the year	(199.0)	(137.1)	(201.4)	(18.4)

Provision for A&E claims and ALAE at December 31	1,394.3	1,016.4	1,528.2	1,146.3

(1)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

  Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While we have seen an increase the settlement value of asbestos cases involving malignancies, the increases have not been exponential. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. Expense has increased due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2014 and 2013, and the movement in gross and net reserves for those years:

	2014		2013
	Gross	Net	Gross	Net(1)
Asbestos
Provision for asbestos claims and ALAE at January 1	1,353.1	981.8	1,426.4	953.7
Asbestos losses and ALAE incurred during the year	49.3	36.4	77.2	18.6
Asbestos losses and ALAE paid during the year	(178.1)	(121.5)	(150.5)	9.5

Provision for asbestos claims and ALAE at December 31	1,224.3	896.7	1,353.1	981.8

(1)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2014 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by continuing changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

  Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,321 sites are included on the National Priorities List of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company's insureds.

Following is an analysis of the company's gross and net loss and ALAE reserves from pollution exposures as at December 31, 2014 and 2013, and the movement in gross and net reserves for those years:

	2014		2013
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	175.1	164.5	201.3	153.1
Pollution losses and ALAE incurred during the year	15.8	(29.2)	24.7	39.3
Pollution losses and ALAE paid during the year	(20.9)	(15.6)	(50.9)	(27.9)

Provision for pollution claims and ALAE at December 31	170.0	119.7	175.1	164.5

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company's subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry "best practice" for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

  Summary

Management believes that the A&E reserves reported at December 31, 2014 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Fairfax strives to minimize the credit risk associated with reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers of $3,982.1 on the consolidated balance sheet at December 31, 2014 consisted of future recoverables from reinsurers on unpaid claims ($3,410.0), reinsurance receivable on paid losses ($380.7) and the unearned portion of premiums ceded to reinsurers ($395.7), net of provision for uncollectible balances ($204.3). Recoverables from reinsurers on unpaid claims decreased by $866.8 to $3,410.0 at December 31, 2014 from $4,276.8 at December 31, 2013 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7), the impact of more favourable loss experience at OdysseyRe in its U.S. crop insurance business, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and favourable prior year reserve development ceded to reinsurers.

The following table presents Fairfax's top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2014. These 25 reinsurance groups represented 71.7% (December 31, 2013 – 71.8%) of Fairfax's total recoverable from reinsurers at December 31, 2014.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	534.5	206.5
Lloyd's	Lloyd's	A	320.2	288.5
Munich	Munich Reinsurance America Inc.	A+	235.1	220.8
Berkshire Hathaway	General Reinsurance Corp.	A++	231.7	204.2
ACE	ACE Tempest Reins Ltd. (Bermuda)	A++	166.6	96.1
HDI	Hannover Rueckversicherung	A+	157.5	136.3
Alleghany	Transatlantic Reinsurance Co.	A	151.8	142.5
Everest	Everest Reinsurance Co. (CNB)	A+	145.9	125.2
Markel	Alterra Reinsurance USA Inc.	A	118.6	108.0
GIC	General Insurance Corp. of India	A-	97.7	32.5
QBE	QBE Reinsurance Corp.	A	86.7	83.8
SCOR	SCOR Canada Reinsurance Co.	A	85.0	78.4
Enstar	Arden Reinsurance Co. Ltd.	NR	75.8	44.8
Nationwide	Nationwide Mutual Insurance Co.	A+	73.8	73.2
AIG	Lexington Insurance Co.	A	59.4	52.0
Singapore Re	Singapore Re Corp.	A-	56.2	31.7
Liberty Mutual	Liberty Mutual Ins. Co.	A	53.1	51.7
Platinum	Platinum Underwriters Re Inc.	A	53.0	46.3
Partner Re	Partner Re Company of the U.S.	A+	49.8	46.0
CNA	Continental Casualty Co.	A	46.4	31.6
Aspen	Aspen Insurance UK Ltd.	A	44.8	42.3
Travelers	Travelers Indemnity Co	A++	43.7	43.3
WR Berkley	Berkley Insurance Co.	A+	42.1	40.3
IRB	IRB – Brazil Resseguros S.A.	A-	40.7	31.6
Toa Re	Toa Reinsurance Co. of America	A+	32.3	30.9

Sub-total			3,002.4	2,288.5
Other reinsurers			1,184.0	878.6

Total recoverable from reinsurers			4,186.4	3,167.1
Provision for uncollectible reinsurance			(204.3)	(204.3)

Recoverable from reinsurers			3,982.1	2,962.8

(1)
Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)
Before specific provisions for uncollectible reinsurance. On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group resulting in the removal of the Brit Group from Fairfax's top 25 reinsurance groups table at December 31, 2014.

(3)
Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

The following table presents the classification of the $3,982.1 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2014. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

    Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	463.4	108.3	355.1
A+	1,425.2	427.3	997.9
A	1,289.6	133.6	1,156.0
A-	346.4	186.5	159.9
B++	23.3	12.7	10.6
B+	2.1	0.7	1.4
B or lower	28.7	23.8	4.9
Not rated	539.4	104.2	435.2
Pools and associations	68.3	22.2	46.1

	4,186.4	1,019.3	3,167.1
Provision for uncollectible reinsurance	(204.3)		(204.3)

Recoverable from reinsurers	3,982.1		2,962.8

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,019.3 as at December 31, 2014 as follows:

  •
  for reinsurers rated A- or better, Fairfax had security of $855.7 against outstanding reinsurance recoverable of $3,524.6;

  •
  for reinsurers rated B++ or lower, Fairfax had security of $37.2 against outstanding reinsurance recoverable of $54.1;

  •
  for unrated reinsurers, Fairfax had security of $104.2 against outstanding reinsurance recoverable of $539.4; and

  •
  for pools and associations, Fairfax had security of $22.2 against outstanding reinsurance recoverable of $68.3.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $204.3 provision for uncollectible reinsurance related to the $452.1 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 25.8% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2014 (December 31, 2013 – 34.0%).

    Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	353.6	105.3	248.3	109.8	3.0	106.8
A+	1,061.2	394.3	666.9	364.0	33.0	331.0
A	1,049.3	109.5	939.8	240.3	24.1	216.2
A-	289.2	134.9	154.3	57.2	51.6	5.6
B++	19.7	11.4	8.3	3.6	1.3	2.3
B+	0.9	–	0.9	1.2	0.7	0.5
B or lower	23.7	23.7	–	5.0	0.1	4.9
Not rated	137.3	43.6	93.7	402.1	60.6	341.5
Pools and associations	59.2	22.2	37.0	9.1	–	9.1

	2,994.1	844.9	2,149.2	1,192.3	174.4	1,017.9
Provision for uncollectible reinsurance	(40.7)		(40.7)	(163.6)		(163.6)

Recoverable from reinsurers	2,953.4		2,108.5	1,028.7		854.3

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all likely losses arising from uncollectible reinsurance at December 31, 2014.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $237.0 in 2014 compared to the pre-tax cost of ceded reinsurance of $29.6 in 2013. The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $261.0 (2013 – $243.7); losses on claims ceded to reinsurers of $626.9 (2013 – $900.6); and recovery of uncollectible reinsurance of $19.6 (2013 – $42.8).

Year ended December 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	142.5	354.6	277.4	338.3	113.6	1,226.4	6.0	–	–	(90.4)	1,142.0
Pre-tax benefit (cost) of ceded reinsurance	(141.0)	(27.7)	6.5	(95.4)	(22.9)	(280.5)	90.4	–	–	(46.9)	(237.0)

Year ended December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	160.1	333.6	273.5	350.8	117.9	1,235.9	35.8	–	–	(55.0)	1,216.7
Pre-tax benefit (cost) of ceded reinsurance	(18.6)	29.9	(46.3)	41.7	(46.0)	(39.3)	(5.0)	–	–	14.7	(29.6)

Reinsurers' share of premiums earned decreased from $1,216.7 in 2013 to $1,142.0 in 2014 primarily reflecting decreases at Runoff (primarily premium adjustments at RiverStone Insurance in respect of prior years), Northbridge (principally reflecting the unfavourable effect of foreign currency translation) and OdysseyRe (primarily related to decreases in its U.S. crop insurance business), partially offset by increases at Crum & Forster (principally related to the growth in the Fairmont accident and health line of business and the related premiums ceded to reinsurers). Commissions earned on reinsurers' share of premiums earned increased from $243.7 in 2013 to $261.0 in 2014 primarily reflecting increases at OdysseyRe (primarily due to changes in the mix of business) and Crum & Forster (commensurate with the increase in reinsurers' share of premiums earned described above). Reinsurers' share of losses on claims decreased from $900.6 in 2013 to $626.9 in 2014 primarily reflecting decreases at OdysseyRe (primarily reflecting more favourable loss experience in its U.S. crop insurance business) and Northbridge (primarily reflecting significantly lower catastrophe losses ceded to reinsurers in 2014 compared to 2013), partially offset by increases at Runoff (primarily reflecting significant favorable development at RiverStone Insurance in 2013 ceded to reinsurers). The company recorded net recoveries of uncollectible reinsurance of $19.6 and $42.8 in 2014 and 2013 respectively principally at Runoff.

The use of reinsurance increased cash provided by operating activities by approximately $625 in 2014 (2013 – $466) primarily as a result of an increase in collection of ceded losses ($1,507.6 in 2014 compared to $1,421.4 in 2013) including the collection of proceeds following the commutation of a significant reinsurance recoverable from Brit Group at European Runoff.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax and all of its subsidiaries. Hamblin Watsa follows a long-term value-oriented investment philosophy with a primary emphasis on the preservation of invested capital. Hamblin Watsa looks for a margin of safety in its investments by: applying thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers; identifying attractively priced securities selling at discounts to intrinsic value; and hedging risk where appropriate. Hamblin Watsa is opportunistic in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to keep a large portion of its investment portfolio in cash and cash equivalents when markets are perceived to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. Hamblin Watsa's investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints. The investment process is overseen by management of Hamblin Watsa. The Fairfax Board of Directors and each of the insurance and reinsurance subsidiaries are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds	Preferred stocks	Common stocks	Real estate(2)	Total(3)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
(1)
IFRS basis for 2010 to 2014; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's equity-accounted investments in associates in Grivalia Properties and the KWF LPs.

(3)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The increase in total investments per share of $64.18 from $1,172.72 at December 31, 2013 to $1,236.90 at December 31, 2014, primarily reflected the net appreciation of bonds (principally government bonds and bonds issued by U.S. states and municipalities) and common stocks and the modest decrease in Fairfax common shares effectively outstanding (21,176,168 at December 31, 2014 compared to 21,200,002 at December 31, 2013), partially offset by the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar). Since 1985, investments per share have compounded at a rate of 21.1% per year.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $23.7 in 2014 (2013 – $19.5) prior to giving effect to total return swap expense of $30.0 (2013 – $31.2). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount(3)	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
(1)
IFRS basis for 2010 to 2014; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Tax effected at the company's Canadian statutory income tax rate.

Consolidated interest and dividend income increased from $376.9 in 2013 to $403.8 in 2014 reflecting an increase in interest income earned and lower total return swap expense, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense decreased from $167.9 in 2013 to $156.3 in 2014, reflecting lower total return swap expense following the termination in 2013 of a portion of the company's Russell 2000 and all of its S&P 500 equity index total return swaps, partially offset by lower total return swap income following the termination of a significant portion of the company's long equity total return swaps at the end of 2013.

The company's pre-tax interest and dividend income yield increased from 1.48% in 2013 to 1.58% in 2014 and the company's after-tax interest and dividend yield increased from 1.09% in 2013 to 1.16% in 2014. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2014 of $579.6 (2013 – $563.5) produced a pre-tax gross portfolio yield of 2.27% (2013 – 2.21%). Higher yields on the company's investment portfolio in 2014 compared to 2013 principally reflected the factors which resulted in higher interest and dividend income described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2014 funds withheld payable to reinsurers shown on the consolidated balance sheet of $461.5 (December 31, 2013 – $461.2) principally related to Crum & Forster of $338.9 (December 31, 2013 – $397.4) and First Capital of $62.5 (December 31, 2013 – $75.7). Interest expense which accrued to reinsurers on funds withheld totaled $19.5 in 2014 (2013 – $18.7). The company's consolidated interest and dividend income in 2014 and 2013 is shown net of these amounts.

The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps which totaled $156.3 in 2014 (2013 – $167.9). The company's consolidated interest and dividend income in 2014 and 2013 is shown net of these amounts.

The share of profit from associates increased from $96.7 in 2013 to $105.7 in 2014, primarily reflecting improvements in the share of profit of ICICI Lombard, Grivalia Properties and Thai Re, partially offset by decreases in the share of profit of Resolute and decreased limited partnerships investment income.

Upon initial application of the equity method of accounting to its investment in Resolute, Fairfax was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period to the extent that in that period Resolute adjusts the carrying value of those particular assets and liabilities. As a result, Fairfax's share of profit (loss) of Resolute will in any such period differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage of Resolute to Resolute's reported net earnings (loss).

    Net Gains (Losses) on Investments

Net gains on investments of $1,736.2 in 2014 (2013 – net losses on investments of $1,564.0) were comprised as shown in the following table:

	2014				2013
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	483.5		(216.6)	266.9	684.1	257.1	941.2
Preferred stocks – convertible	(161.5	)(1)	47.2	(114.3)	–	64.7	64.7
Bonds – convertible	36.7		166.7	203.4	153.6	(156.2)	(2.6)
Gain on disposition of associates(2)	53.6		–	53.6	130.2	–	130.2
Other equity derivatives(3)(4)	184.6		(52.3)	132.3	356.3	(44.7)	311.6

Equity and equity-related holdings	596.9		(55.0)	541.9	1,324.2	120.9	1,445.1
Equity hedges(3)	13.0		(207.5)	(194.5)	(1,350.7)	(631.3)	(1,982.0)

Equity and equity-related holdings after equity hedges	609.9		(262.5)	347.4	(26.5)	(510.4)	(536.9)
Bonds	103.0		1,134.2	1,237.2	65.9	(994.9)	(929.0)
Preferred stocks	(0.3)		(27.2)	(27.5)	(1.2)	(17.8)	(19.0)
CPI-linked derivatives	–		17.7	17.7	–	(126.9)	(126.9)
Other derivatives	12.5		(2.3)	10.2	2.1	(9.1)	(7.0)
Foreign currency	59.0		44.4	103.4	(3.7)	66.1	62.4
Other	6.5	(5)	41.3	47.8	(7.7)	0.1	(7.6)

Net gains (losses) on investments	790.6		945.6	1,736.2	28.9	(1,592.9)	(1,564.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	79.6		451.7	531.3	35.9	(303.5)	(267.6)
U.S. states and municipalities	18.5		666.2	684.7	19.1	(656.4)	(637.3)
Corporate and other	4.9		16.3	21.2	10.9	(35.0)	(24.1)

	103.0		1,134.2	1,237.2	65.9	(994.9)	(929.0)

(1)
During the fourth quarter of 2014, a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock).

(2)
The gain on disposition of associates of $53.6 in 2014 principally reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs. The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investments in The Brick ($111.9), a private company ($12.1) and Imvescor ($6.2).

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

Equity and equity related holdings after equity hedges:    The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. During 2014 the company's equity and equity-related holdings after equity hedges produced net gains of $347.4 (2013 – net losses of $536.9).

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company's risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company's equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity price risk.

Bonds:    Net gains on bonds of $1,237.2 in 2014 were primarily comprised of net mark-to-market gains principally as a result of the effect of a decrease in interest rates during 2014 on U.S. treasury bonds ($321.2) and U.S. state and municipal bonds ($658.7). The company recorded net losses on bonds of $929.0 in 2013.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2014 these contracts have a remaining weighted average life of 7.4 years (December 31, 2013 – 7.5 years), a notional amount of $111.8 billion (December 31, 2013 – $82.9 billion) and fair value of $238.4 (December 31, 2013 – $131.7). The company's CPI-linked derivative contracts produced unrealized gains of $17.7 in 2014 compared to unrealized losses of $126.9 in 2013. Unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2014 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)

		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2014 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates	Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8				1,682.7		70.3	2,156.8	8.4

Cumulative from inception		9,378.6	3,887.8			6,771.1				8.9 (6)

(1)
IFRS basis for 2010 to 2014; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Excludes a net gain in 2014 of $53.5 (2013 – net gain of $15.8; 2012 – net gain of $3.2; 2011 – net loss of $46.5; 2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9) recognized on the company's underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company's consolidated subsidiaries.

(4)
Excludes the $40.1 gain on the company's 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par.

(5)
Excludes the $69.7 gain on the company's 2006 secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)
Simple average of the total return on average investments for each of the 29 years.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $11,717.6 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2014, total return on average investments has averaged 8.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

    Bonds

A summary of the composition of the company's fixed income portfolio as at December 31, 2014 and 2013, classified according to the higher of each security's respective S&P and Moody's issuer credit ratings, is presented in the table that follows:

	December 31, 2014			December 31, 2013
Issuer credit rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,402.4	2,636.2	21.2	2,693.0	2,533.8	24.0
AA/Aa	5,266.0	6,419.2	51.8	3,994.5	4,472.8	42.4
A/A	839.8	956.4	7.7	2,135.8	2,247.8	21.3
BBB/Baa	994.5	1,097.4	8.8	169.9	177.4	1.7
BB/Ba	35.1	51.8	0.4	34.9	44.6	0.4
B/B	359.7	178.6	1.4	447.3	294.5	2.8
Lower than B/B and unrated	879.5	1,079.7	8.7	774.3	781.9	7.4

Total	10,777.0	12,419.3	100.0	10,249.7	10,552.8	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2014 compared to December 31, 2013, notwithstanding the increase in the categories rated AA/Aa and BBB/Baa. The increase in bonds rated AA/Aa and BBB/Baa reflected an upgrade to the credit rating on certain of the company's taxable U.S. state bonds (in the A/A category on December 31, 2013) and the purchases of other sovereign government bonds respectively. At December 31, 2014, 89.5% (December 31, 2013 – 89.4%) of the fixed income portfolio carrying value was rated investment grade or better, with 73.0% (December 31, 2013 – 66.4%) being rated AA or better (primarily consisting of government obligations).

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2014 for a discussion of the company's exposure to the credit of single issuers and the credit of sovereign and U.S. state and municipal governments.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2014
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	10,517.6	(1,290.4)	(15.3)
100 basis point increase	11,393.1	(696.5)	(8.3)
No change	12,419.3	–	–
100 basis point decrease	13,668.7	847.2	10.1
200 basis point decrease	15,214.3	1,894.8	22.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

    Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2014 the company had aggregate equity and equity-related holdings of $7,651.7 (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2013 of $6,442.6. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company's risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company's equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's economic hedging programs related to equity risk.

	December 31, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,204.70	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	854.85	13,044,000	206.1	641.12	783.75
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,701.9	–	–	–	1,481.8	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2014 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2014 and 2013 are summarized by the issuer's primary industry in the table below.

	December 31, 2014	December 31, 2013
Financials and investment funds	3,408.7	2,841.8
Commercial and industrial	1,044.5	682.4
Consumer products and other	663.0	839.9

	5,116.2	4,364.1

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2014 and 2013 are summarized by the issuer's country of domicile in the table below.

	December 31, 2014	December 31, 2013
United States	1,113.4	901.9
Canada	958.9	700.2
Ireland	700.6	960.0
Egypt	456.6	42.1
Greece	341.2	54.6
India	281.1	136.9
Netherlands	242.4	275.7
China	193.1	175.0
United Kingdom	143.5	38.6
Kuwait	101.2	88.4
Hong Kong	6.1	142.1
Italy	1.7	387.4
All other	576.4	461.2

	5,116.2	4,364.1

    Derivatives and Derivative Counterparties

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2014	December 31, 2013
Total derivative assets(1)	514.9	219.6
Impact of net settlement arrangements	(110.0)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(171.1)	(47.4)
Excess collateral pledged by the company in favour of counterparties	137.1	123.1
Initial margin not held in segregated third party custodian accounts	61.8	60.0

Net derivative counterparty exposure after net settlement and collateral arrangements	432.7	219.2

(1)
Excludes exchange traded instruments comprised principally of equity, credit warrants and call options which are not subject to counterparty risk.

(2)
Excludes $21.2 (December 31, 2013 – $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2014 consisted of cash of $27.8 and government securities of $164.5 (December 31, 2013 – $25.3 and $25.1 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2014.

    Float

Fairfax's float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations decreased by 2.8% in 2014 to $11,707.4, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2010	(236.6)	10,430.5	2.3%	3.8%
2011	(754.4)	11,315.1	6.7%	3.3%
2012	6.1	11,906.0	(0.1)%	2.4%
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
Weighted average since inception			1.4%	4.2%
Fairfax weighted average financing differential since inception: 2.8%
(1)
IFRS basis for 2011 to 2014; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the IFRS presentation adopted in 2011.

The following table presents a breakdown of total year-end float for the most recent five years.

					Insurance and Reinsurance
	Insurance			Reinsurance
						Total Insurance and Reinsurance
Year	Northbridge(1)	U.S.(2)	Fairfax Asia(3)	OdysseyRe(4)	Other(5)		Runoff(6)	Total
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	3,541.0	519.3	4,673.5	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	3,757.9	524.4	4,492.3	880.4	11,565.8	3,499.2	15,065.0

During 2014, the company's aggregate float decreased by $485.5 to $15,065.0.

(1)
Northbridge's float decreased by 9.5% (decreased by 1.8% in Canadian dollars) primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar and net favourable reserve development. There was no cost of float.

(2)
U.S. Insurance's float increased by 6.1% (at no cost) due to increased unearned premium reserves and decreased reinsurance recoverables, partially offset by increased reinsurance balances receivable, primarily from increased premium volumes.

(3)
Fairfax Asia's float increased by 1.0% (at no cost) due to increased loss reserves and unearned premium reserves, partially offset by decreased payables to reinsurers balances and funds withheld payable to reinsurers, primarily from increased premium volumes.

(4)
OdysseyRe's float decreased by 3.9% primarily due to decreased loss reserves and payable to reinsurers balances, partially offset by decreased reinsurance recoverables, primarily from net favourable reserve development. There was no cost of float.

(5)
Insurance and Reinsurance – Other's float decreased by 12.2% primarily due to decreased loss reserves partially offset by lower insurance balances receivable, primarily from net favourable reserve development. There was no cost of float.

(6)
Runoff's float decreased by 5.5% due to a decrease in loss reserves, unearned premium reserves and payable to reinsurers balances, partially offset by lower insurance balances receivable and reinsurance recoverables, primarily from normal course payment of claims and collection of reinsurance balances, offset by two large reinsurance transactions and a significant commutation.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2014		2013	2012		2011		2010
Holding company cash and investments (net of short sale and derivative obligations)	1,212.7		1,241.6	1,128.0		962.8		1,474.2

Long term debt – holding company borrowings	2,656.5		2,491.0	2,377.7		2,394.6		1,809.6
Long term debt – insurance and reinsurance companies	385.9		458.8	618.3		622.4		916.4
Subsidiary indebtedness – non-insurance companies	37.6		25.8	52.1		1.0		2.2
Long term debt – non-insurance companies	99.0		18.9	0.5		0.5		0.9

Total debt	3,179.0		2,994.5	3,048.6		3,018.5		2,729.1

Net debt	1,966.3		1,752.9	1,920.6		2,055.7		1,254.9

Common shareholders' equity	8,361.0		7,186.7	7,654.7		7,427.9		7,697.9
Preferred stock	1,164.7		1,166.4	1,166.4		934.7		934.7
Non-controlling interests	218.1		107.4	73.4		45.9		41.3

Total equity	9,743.8		8,460.5	8,894.5		8,408.5		8,673.9

Net debt/total equity	20.2%		20.7%	21.6%		24.4%		14.5%
Net debt/net total capital(1)	16.8%		17.2%	17.8%		19.6%		12.6%
Total debt/total capital(2)	24.6%		26.1%	25.5%		26.4%		23.9%
Interest coverage(3)	12.3	x	n/a	4.2	x	1.0	x	1.8	x
Interest and preferred share dividend distribution coverage(4)	9.0	x	n/a	3.0	x	0.7	x	1.4	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2014 increased by $165.5 to $2,656.5 from $2,491.0 at December 31, 2013 primarily reflecting the issuance on August 13, 2014 of $300.0 principal amount of holding company unsecured senior notes due 2024, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt and the repurchase of $7.0 principal amount of trust preferred securities due 2027.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at December 31, 2014 increased by $19.0 to $522.5 from $503.5 at December 31, 2013, primarily reflecting the consolidation of the long term debt of The Keg and higher subsidiary indebtedness at IKYA, partially offset by the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the redemption of $25.0 principal amount of American Safety's floating rate trust preferred securities due 2035.

Common shareholders' equity at December 31, 2014 increased by $1,174.3 to $8,361.0 from $7,186.7 at December 31, 2013 primarily as a result of net earnings attributable to shareholders of Fairfax ($1,633.2), partially offset by decreased accumulated other comprehensive income (a decrease of $196.5 in 2014, primarily related to net unrealized foreign currency translation losses ($74.6), the share of other comprehensive loss of associates ($89.4 inclusive of actuarial losses related to associates' defined benefit plans of $36.7) and actuarial losses related to the company's subsidiaries' defined benefit plans ($32.5)) and the payment of dividends on the company's common and preferred shares ($272.6).

The changes in holding company borrowings, subsidiary debt and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 16.8% at December 31, 2014 from 17.2% at December 31, 2013 primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net debt was due to an increase in total debt (primarily increased holding company borrowings and subsidiary debt as described above) and a slight decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increases in common shareholders' equity, non-controlling interests and net debt. The consolidated total debt/total capital ratio decreased to 24.6% at December 31, 2014 from 26.1% at December 31, 2013 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, total debt and non-controlling interests), partially offset by increased total debt (primarily increased holding company borrowings and subsidiary debt as described above).

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2014 of $1,212.7 (December 31, 2013 – $1,241.6) provide adequate liquidity to meet the holding company's known obligations in 2015. Refer to the third paragraph of the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company's known significant commitments for 2015.

The company's operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2014	2013	2012	2011	2010
Insurance
Northbridge (Canada)	0.8	0.9	0.8	1.0	0.8
Crum & Forster (U.S.)(1)	1.1	1.1	1.0	0.9	0.6
Zenith National (U.S.)(2)	1.3	1.4	1.4	0.8	0.6
Fairfax Asia	0.4	0.4	0.5	0.5	0.4
Reinsurance – OdysseyRe	0.6	0.6	0.6	0.6	0.5
Insurance and Reinsurance – Other(3)	0.5	0.6	0.7	0.8	0.8
Canadian insurance industry	1.0	1.0	1.0	1.1	1.1
U.S. insurance industry	0.7	0.7	0.8	0.8	0.7
(1)
First Mercury was acquired February 9, 2011.

(2)
Zenith National was acquired May 20, 2010. Zenith National's net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(3)
Other includes Group Re, Advent, Polish Re and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2014 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus of at least 3.7 times (December 31, 2013 – 3.4 times) the authorized control level, except for TIG Insurance which had 2.9 times (December 31, 2013 – 2.1 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2014 Northbridge's subsidiaries had a weighted average MCT ratio of 214% of the minimum statutory capital required, compared to 205% at December 31, 2013, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Hong Kong, Poland, Brazil and Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2014.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2014:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	–
Northbridge Indemnity Insurance Corp.	A	A-	–	–
Federated Insurance Company of Canada	A	A-	–	–
Wentworth Insurance Company Ltd.	A-	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	BBB+	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2014 Moody's revised Zenith National from an "A3" at December 31, 2013 to a "Baa1" at December 31, 2014. Moody's attributed the revision to Zenith National's elevated underwriting leverage relative to its concentration in the workers' compensation business and its exposure to potential earnings volatility associated with its common stock portfolio.

    Book Value Per Share

Common shareholders' equity at December 31, 2014 of $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $7,186.7 or $339.00 per basic share (excluding the unrecorded $534.4 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2013, representing an increase per basic share in 2014 of 16.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 19.5% adjusted to include that dividend). During 2014 the number of basic shares decreased primarily as a result of the repurchase of 23,826 subordinate voting shares for treasury (for use in the company's share-based payment awards). At December 31, 2014 there were 21,176,168 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2010 – issuance of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–

On September 26, 2014 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 25, 2015, to acquire up to 800,000 subordinate voting shares, representing approximately 3.9% of the public float in respect of the subordinate voting shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Share issuances in 2010 and 2013 were pursuant to public offerings. During 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2014 the company repurchased 8 shares (2013 – 36 shares) for cancellation from former employees.

Fairfax's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the excess of fair value over carrying value of investments in associates and certain subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2014			December 31, 2013
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	673.3	439.6	233.7	641.1	390.6	250.5
Non-insurance associates	1,397.2	1,178.1	219.1	1,173.9	1,041.9	132.0
Ridley	245.8	71.4	174.4	130.7	69.5	61.2
Thomas Cook India	472.8	269.5	203.3	253.3	162.6	90.7

	2,789.1	1,958.6	830.5	2,199.0	1,664.6	534.4

(1)
The carrying values of Ridley and Thomas Cook India represent their respective values under the equity method of accounting.

    Liquidity

Holding company cash and investments at December 31, 2014 totaled $1,244.3 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) compared to $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2014 included the following outflows: the payment of $272.6 of common and preferred share dividends, the payment of $158.1 of interest on long term debt, the payment of $113.4 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the funding for the redemptions of OdysseyRe Series B unsecured senior notes due 2016 and American Safety trust preferred securities due 2035 ($50.0 and $25.0 principal amounts respectively), cash purchase consideration of $28.6 (€21.0 million) and $88.7 (Cdn$100.4) related to the acquisitions of Praktiker and Pethealth respectively and intra-group and capital transactions (inclusive of those related to the OdysseyRe reorganization as described in the "Business Developments" section of this MD&A). Significant inflows during 2014 included the following: net proceeds of $294.2 from the issuance of $300.0 principal amount of 4.875% senior notes due August 13, 2024, the receipt of corporate income tax refunds ($106.4) and the receipt of dividends from subsidiaries (primarily OdysseyRe (ordinary dividends of $225.0 and an extraordinary dividend of $100.0), Crum & Forster ($150.0), Zenith National ($50.0) and Runoff ($60.4)). Dividends of $150.0 and $100.0 paid by Crum & Forster and OdysseyRe respectively were to facilitate the OdysseyRe reorganization. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2014 of $1,212.7 provides adequate liquidity to meet the holding company's known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2014). The holding company's known significant commitments for 2015 consist of the funding of the Brit Offer ($1.88 billion (£1.22 billion)), payment of the $216.1 ($10.00 per share) dividend on common shares (paid January 2015), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9 (Cdn$717.1)), 9.2 million Series M preferred shares ($179.0 (Cdn$222.9)) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer. The offerings are described in more detail in notes 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) and 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2014.

The company used a portion of the net proceeds received from the August 13, 2014 private debt offering of $300.0 principal amount of 4.875% senior notes due 2024 to fund the redemption in the fourth quarter of 2014 of the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $25.0 principal amount of American Safety trust preferred securities due 2035 and disclosed that it intends to use the remaining net proceeds to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes due in 2015.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2014 the holding company paid net cash of $113.4 (2013 – $67.8) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2014 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,741.3 primarily reflecting cash used to fund net purchases of other government bonds and other common stocks, net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions, acquisitions of certain investments in associates (net of dispositions) and to enter into CPI-linked derivative contracts and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by cash provided by operating activities. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2014 the insurance and reinsurance subsidiaries paid net cash of $194.2 (2013 – $1,615.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2014 and 2013:

	2014	2013
Operating activities
Cash provided by (used in) operating activities before the undernoted	519.8	(188.4)
Net (purchases) sales of securities classified as at FVTPL	(590.0)	895.7
Investing activities
Net (purchases) sales of investments in associates and joint ventures	(138.1)	125.8
Net purchase of subsidiaries, net of cash acquired	(189.9)	136.3
Net purchases of premises and equipment and intangible assets	(67.1)	(48.1)
Financing activities
Net (repayment) issuances of subsidiary indebtedness	17.4	(31.0)
Issuance of long term debt	294.2	278.1
Repurchase of holding company and subsidiary debt and securities	(90.1)	(251.2)
Issuance of subordinate voting shares	–	399.5
Repurchase of preferred shares	(1.2)	–
Purchase of subordinate voting shares for treasury	(24.6)	(25.7)
Issuance of subsidiary common shares to non-controlling interests	–	32.9
Common and preferred share dividends paid	(272.6)	(266.3)
Dividends paid to non-controlling interests	(6.6)	(6.4)

Increase (decrease) in cash, cash equivalents and bank overdrafts during the year	(548.8)	1,051.2

Cash provided by operating activities (excluding net (purchases) sales of securities classified as at FVTPL) was $519.8 in 2014 compared to cash used in operating activities of $188.4 in 2013 reflecting lower net paid losses and higher net premiums collected, partially offset by higher income taxes paid. Refer to note 28 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2014 for details of net (purchases) sales of securities classified as at FVTPL.

Net purchases of investments in associates and joint ventures of $138.1 in 2014 primarily reflected investments in AgriCo and Sterling Resorts and additional investments in Grivalia Properties and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and two KWF LPs. Net sales of investments in associates and joint ventures of $125.8 in 2013 primarily reflected the sales of the company's investments in The Brick, Imvescor and a private company, partially offset by additional investments in MEGA Brands and Resolute. Net purchases of subsidiaries, net of cash acquired of $189.9 in 2014 primarily related to the acquisition of a 51.0% interest in The Keg, the acquisitions of Praktiker and Pethealth, and the additional controlling interest in Sterling Resorts. Net purchases of subsidiaries, net of cash acquired of $136.3 in 2013 primarily related to the acquisition of a 58.0% economic interest in IKYA and the acquisitions of American Safety and Hartville.

Net repayment (issuance) of subsidiary indebtedness in 2014 and 2013 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley, IKYA and Thomas Cook India in the normal course of business. Issuance of long term debt of $294.2 in 2014 reflected net proceeds from the issuance of $300.0 principal amount of Fairfax (US) Inc. 4.875% senior notes due August 13, 2024. Issuance of long term debt of $278.1 in 2013 reflected net proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Repurchase of holding company and subsidiary debt and securities of $90.1 in 2014 primarily reflected the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016, the redemption of $25.0 principal amount of American Safety trust preferred securities due 2035 and the repurchase of $7.0 principal amount of holding company trust preferred securities due 2027. Repurchase of holding company and subsidiary debt and securities of $251.2 in 2013 primarily reflected the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity, the repurchase and redemption of $48.4 principal amount of Fairfax unsecured senior notes due 2017, and the redemption of $13.0 principal amount of American Safety's trust preferred securities. Issuance of subordinate voting shares of $399.5 (Cdn$417.1) related to the issuance of 1 million subordinate voting shares on November 15, 2013. Issuance of subsidiary common shares to non-controlling interests of $32.9 in 2013 reflected the private placement of Thomas Cook India common shares with qualified institutional buyers to partially fund the acquisition of IKYA.

The company paid preferred share dividends of $56.9 in 2014 (2013 – $60.8). The company paid common share dividends of $215.7 in 2014 (2013 – $205.5).

    Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at December 31, 2014:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,295.6	5,462.7	3,658.1	4,332.7	17,749.1
Long term debt obligations – principal	216.7	175.2	494.7	2,270.1	3,156.7
Long term debt obligations – interest	208.6	371.1	328.3	589.3	1,497.3
Operating leases – obligations	98.6	162.5	132.0	195.0	588.1

	4,819.5	6,171.5	4,613.1	7,387.1	22,991.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2014.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2014, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2014, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2014. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). The company's management, including the CEO and CFO, concluded that, as of December 31, 2014, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2014.

    Significant Accounting Changes

There were no significant accounting changes during 2014. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2014 for a detailed discussion of the company's accounting policies.

    Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have an impact on the company's consolidated financial reporting are discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2014.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The publication date of the final standard is yet to be determined, with an effective date expected to be no earlier than January 1, 2019. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Leases

The IASB together with the FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010 the IASB issued an Exposure Draft – Leases that proposes to largely eliminate the distinction between operating and capital leases. A revised Exposure Draft was published in May of 2013. Under the proposed standard a lessee would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments while a lessor would derecognize the underlying asset and replace it with a lease receivable and residual asset. The final standard is expected to be published during the second half of 2015, with an effective date yet to be determined. However, the proposed standard is expected to apply to all leases in force at the effective date.

The company has commenced a preliminary assessment of the impact of this proposed standard on its lease commitments.

Risk Management

    Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2014.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's net earnings and financial condition. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the company's results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile or extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company's business, financial position or results of operations. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2014.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition and results of operations.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.

As a result of tort reform, both legislative and judicial, there has been a decrease in mass asbestos plaintiff screening efforts over the past few years and a decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases.

Similarly, as a result of various regulatory efforts aimed at environmental remediation, the company, and its peers in the insurance industry, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry's coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain. In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims, including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date.

The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2014 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's net earnings and financial position.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management)

and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2014 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business, especially on property lines of business and most significantly on catastrophe-exposed business. Each of the company's subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Barbados, Poland, Hong Kong, Indonesia, Singapore, Malaysia and Brazil and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, operating results and financial condition would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2014. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company's European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors is expected to lead to additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives will require the company's North American operations to perform self-assessments of the capital available to support their business risks. Such changes could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2014.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's operating results. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance reporting segments.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding its insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2014
Revenue	2,882.5	2,407.5	2,654.2	2,073.7	10,017.9
Net earnings	785.0	366.4	475.0	38.2	1,664.6
Net earnings attributable to shareholders of Fairfax	784.6	363.7	461.2	23.7	1,633.2
Net earnings per share	$36.35	$16.47	$21.10	$0.50	$74.43
Net earnings per diluted share	$35.72	$16.15	$20.68	$0.49	$73.01
2013
Revenue	1,784.6	1,355.8	1,120.8	1,683.7	5,944.9
Net earnings (loss)	163.3	(156.9)	(569.1)	(1.8)	(564.5)
Net earnings (loss) attributable to shareholders of Fairfax	161.6	(157.8)	(571.7)	(5.5)	(573.4)
Net earnings (loss) per share	$7.22	$(8.55)	$(29.02)	$(0.98)	$(31.15)
Net earnings (loss) per diluted share	$7.12	$(8.55)	$(29.02)	$(0.98)	$(31.15)

The company's significant net gains on investments and higher underwriting profit, partially offset by higher net adverse prior year reserve development at Runoff and the increased provision for income taxes generated net earnings attributable to shareholders of Fairfax of $1,633.2 in 2014 (2013 – a net loss of attributable to shareholders of Fairfax $573.4). The net loss attributable to shareholders of Fairfax of $571.7 in the third quarter of 2013 arose principally as a result of significant net losses on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds) and lower interest and dividend income, partially offset by the increased recovery of income taxes and higher underwriting profit.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 6, 2015, Fairfax had 21,547,050 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 22,295,820 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2014 and 2013.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2014
High	487.99	529.49	527.58	620.54
Low	415.01	462.00	490.00	496.40
Close	480.00	506.22	501.79	608.78
2013
High	402.00	438.00	437.00	477.46
Low	352.60	386.98	407.00	402.25
Close	396.66	413.57	416.56	424.11

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

APPENDIX
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

  Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)
We always want to be soundly financed.

3)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

Directors of the Company

Anthony F. Griffiths
 Corporate Director

Robert J. Gunn
 Corporate Director

Alan D. Horn
 President and Chief Executive Officer
Rogers Telecommunications Limited

John R.V. Palmer
 Chairman, Toronto Leadership Centre

Timothy R. Price
 Chairman, Brookfield Funds,
Brookfield Asset Management

Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University

Benjamin P. Watsa (as of April 2015)
Partner and Portfolio Manager
Lissom Investment Management Inc.

V. Prem Watsa
 Chairman and Chief Executive Officer of the Company

Operating Management

    Fairfax Insurance Group

Andrew A. Barnard, President and Chief Operating Officer

    Canadian Insurance

Silvy Wright, President
 Northbridge Financial Corporation

    U.S. Insurance

Marc Adee, President
 Crum & Forster Holdings Corp.

Kari Van Gundy, President
 Zenith National Insurance Corp.

    Asian Insurance

Ramaswamy Athappan, President
 Fairfax Asia and
 First Capital Insurance Limited

Sammy Y. Chan, President
 Fairfax Asia

Gobinath Athappan, COO Fairfax Asia and
President Fairfax Malaysia

    Other Insurance

Bruno Camargo, President
 Fairfax Brasil

Peter Csakvari, President
 Fairfax Eastern Europe

Sean Smith, President
 Pethealth Inc.

    Reinsurance – OdysseyRe

Brian D. Young, President
 Odyssey Re Holdings Corp.

    Other Reinsurance

Nigel Fitzgerald, President
Trevor Ambridge, Managing Director
 Advent Capital (Holdings) PLC

Monika Wozniak-Makarska, President
 Polish Re

    Runoff

Nicholas C. Bentley, President
 RiverStone Group LLC

    Other

Bijan Khosrowshahi, President
 Fairfax International

Roger Lace, President
 Hamblin Watsa Investment Counsel Ltd.

Officers of the Company

David Bonham
 Vice President and Chief Financial Officer

Peter Clarke
 Vice President and Chief Risk Officer

Jean Cloutier
 Vice President, International Operations

Hank Edmiston
 Vice President, Regulatory Affairs

Vinodh Loganadhan
 Vice President, Administrative Services

Bradley Martin
 Vice President, Strategic Investments

Paul Rivett
 President

Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary

Ronald Schokking
 Vice President and Treasurer

John Varnell
 Vice President, Corporate Development

Dorothy Whitaker
 Vice President, Taxation

V. Prem Watsa
 Chairman and Chief Executive Officer

Head Office

95 Wellington Street West
Suite 800
Toronto, Ontario, Canada M5J 2N7
Telephone: (416) 367-4941
Website: www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys LLP

Transfer Agents and Registrars

Valiant Trust Company, Toronto
Registrar and Transfer Company, Cranford, New Jersey

Share Listing

Toronto Stock Exchange

Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of the shareholders of
Fairfax Financial Holdings Limited will be
held on Thursday, April 16, 2015 at 9:30 a.m.
(Toronto time) at Roy Thomson Hall,
60 Simcoe Street, Toronto, Canada

QuickLinks

  EXHIBIT 99.1
Contents
Fairfax Corporate Performance
Corporate Profile
Consolidated Financial Statements
APPENDIX GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED